As filed with the Securities and Exchange Commission on January 28, 2010

Registration No.: 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VRINGO, INC.

(Exact name of registrant as specified in its charter)

Delaware	4812	20-4988129
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18 East 16th Street, 7th Floor

New York, New York 10003

(646) 448-8210

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan Medved

Chief Executive Officer

Vringo, Inc.

18 East 16th Street, 7th Floor

New York, New York 10003

(646) 448-8210

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry I. Grossman, Esq. David Selengut, Esq. Ellenoff Grossman & Schole LLP 150 East 42nd Street, 11th Floor New York, New York 10017 (212) 370-1300 (212) 370-7889—Facsimile	Kenneth R. Koch, Esq. Mintz Levin Cohn Ferris Glovsky and Popeo P.C. Chrysler Center 666 Third Avenue New York, New York 10017 (212) 935-3000 (212) 983-3115—Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check this box:  ☒

If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Units, each consisting of one share of common stock, par value $0.01 per share, and two warrants (3)	$13,800,000	$983.94
Shares of common stock included as part of the Units (3)	—	(4)
Warrants included as part of the Units (3)	—	(4)
Shares of common stock underlying the Warrants included in the Units (3)	$30,360,000	$2,164.67
Representative’s Unit Purchase Option (3)	$100	(4)
Units underlying the Representative’s Unit Purchase Option (“Representative’s Units”)	$1,320,000	$94.12
Shares of common stock included as part of the Representative’s Units (3)	—	(4)
Warrants included as part of the Representative’s Units (3)	—	(4)
Shares of common stock underlying the Warrants included in the Representative’s Units (3)	$2,640,000	$188.24
Shares of common stock issuable upon automatic conversion of Convertible Notes (5)	$4,373,600	$311.84
Shares of common stock issuable upon exercise of warrants issuable upon automatic conversion of Convertible Notes (5)	$9,621,920	$686.05
Shares of common stock issuable upon exercise of Special Bridge Warrants (5)	$2,186,800	$155.92
Total	$64,302,420	$4,584.78

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	Offered pursuant to the Registrant’s initial public offering.
(4)	No fee pursuant to Rule 457(g).
(5)	Represents shares of the Registrant’s common stock being registered for resale that will be acquired upon the conversion of convertible notes issued to the selling security holders and that may be acquired upon the exercise of certain warrants issued to the selling security holders named in this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two forms of prospectus. One form of prospectus (the “Prospectus”) is to be used in connection with an initial public offering of 2,400,000 units. The other form of prospectus (the “Selling Securityholder Prospectus”) is to be used in connection with the potential resale by certain selling securityholders of an aggregate of 795,200 shares of our common stock issuable upon the conversion of our outstanding convertible notes upon the effectiveness of the registration statement of which such prospectus forms a part and 2,385,600 shares of our common stock issuable upon the exercise of certain of our outstanding warrants. The Prospectus and the Selling Securityholder Prospectus will be identical in all respects except for the alternate pages for the Selling Securityholder Prospectus included herein which are labeled “Alternate Page for Selling Securityholder Prospectus.”

The information in this prospectus is not complete and may be changed. We may not sell these securities until after the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 28, 2010

PROSPECTUS

2,400,000 Units

VRINGO, INC.

This is the initial public offering of our units. We are offering 2,400,000 units. Each unit consists of: (i) one share of common stock and (ii) two warrants. Each warrant entitles the holder to purchase one share of our common stock at a price equal to 110% of the offering price of the units in our initial public offering. Each warrant will become exercisable upon the consummation of our initial public offering and will expire five years after the date of this prospectus.

We expect the initial public offering price to be between $              and $              per unit. Currently, no public market exists for our securities. We intend to apply to have our units listed on the NASDAQ Capital Market under the symbol “VRNGU” on or promptly after the date of this prospectus. Once the securities comprising the units begin separate trading, the units will continue to trade under the symbol “VRNGU” and the common stock and warrants will be listed on the NASDAQ Capital Market under the symbols “VRNG” and “VRNGW,” respectively. The common stock and warrants comprising the units will begin separate trading on or prior to the 90th day after the date of this prospectus. We will issue a press release announcing when such separate trading will begin. No assurance can be given that such listing will be approved.

Investing in our units involves a high degree of risk. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 12 of this prospectus.

	Per Unit	Total
Public offering price
Underwriter discounts and commissions (1)
Proceeds to us (before expenses)

(1)	Does not include a corporate finance fee in the amount of 2% of the gross proceeds, or $ per share, payable to Maxim Group LLC, the representative of the underwriters.

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase up to an additional 360,000 units from us at the public offering price, less the estimated underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This is a firm commitment underwriting. The underwriters expect to deliver the units to purchasers on or prior to                     , 2010.

Maxim Group LLC

The date of this prospectus is                     , 2010.

VRINGO, INC.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

PROSPECTUS SUMMARY

This summary highlights information contained throughout this prospectus and is qualified in its entirety by reference to the more detailed information and financial statements included elsewhere herein. This summary may not contain all of the information that may be important to you. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Before making an investment decision, you should read carefully the entire prospectus, including the information under “Risk Factors” beginning on page 12 and our financial statements and related notes thereto.

Unless the context otherwise requires or indicates, when used in this prospectus,

•	references to “we,” “our,” “us,” “the Company” and “Vringo” refer to Vringo, Inc. and its subsidiary;

•

references to “Bridge Notes” refer to the $2.98 million shares of 5% subordinated convertible promissory notes issued to accredited investors in a private placement consummated on December 29, 2009. Upon consummation of this offering, the Bridge Notes will automatically convert into one share of common stock and two warrants at a conversion price equal to the lesser of (i) $3.75 and (ii) 75% of the offering price of the units in this offering;

•	references to “Bridge Financing” refer to the sale of the Bridge Notes; and

•	references to “Special Bridge Warrants” refer to the additional 795,200 warrants issued to the investors in the Bridge Financing, which are exercisable at $2.75 per share.

Our Business

We provide a comprehensive platform that allows users to create, download and share mobile entertainment content in the form of video ringtones for mobile phones. We believe that our service represents the next stage in the evolution of the ringtone market from standard audio ringtones to high-quality video ringtones, with social networking capability and integration with web systems. Our solution, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video ringtones with ease, and provides our business partners with a consumer-friendly and easy-to-integrate monetization platform.

We are active in fast growing mobile markets. According to Multimedia Intelligence, the global mobile content market is projected to reach $29 billion by 2012 and Juniper Research projects that the global mobile application market will reach $25 billion in 2014. Our platform combines downloadable mobile applications running on multiple operating systems and hundreds of handsets, a WAP site, which is a simplified website accessible by a user on its mobile phone, and a website, together with a robust content integration, management and distribution system.

As part of providing a complete end-to-end video ringtone platform, we have amassed a library of over 4,000 video ringtones that we provide for our users. We also have developed substantial tools for users to create their own video ringtones and for mobile carriers and other partners to include their own content and deliver it solely to their customers. Our VringForward video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or generated by users.

Until recently, our product has been offered for free to consumers. We are now moving to a paid service model together with mobile carriers and other partners around the world. The initial revenue model for our service offered through the carriers will generally be a subscription-based model where users pay a monthly fee for access to the service and additional fees for premium content. Our free version is still available in markets where we have not entered into commercial arrangements with carriers or other partners. We have built our platform with a flexible back-end and front-end that is easy to integrate with the back-end systems of mobile carriers and easy to co-brand with mobile carriers. To date, we have filed 23 different patent applications for our platform and we continue to create new intellectual property.

We have launched our commercial service with the following four mobile carriers:

•	Avea Iletisim Hizmetleri A.S., a mobile carrier in Turkey with 12.1 million subscribers (“Avea”);

•	Maxis Mobile Services SDN BHD, a mobile carrier in Malaysia with 11.4 million subscribers (“Maxis”);

•

Vivacell-MTS, a mobile carrier with 2.0 million subscribers in Armenia, where we have launched our products and services, and part of the MTS operator group with over 96.0 million global subscribers (“Vivacell”); and

•

Emirates Telecommunications Corporation (“Etisalat”), a mobile carrier with 7.3 million subscribers in the United Arab Emirates, where we have launched our products and services, and over 94.0 million subscribers worldwide.

Market Overview

The Ringtone Market

Many mobile phone users choose to personalize their mobile phone by changing the standard manufacturer’s ringtone to a ringtone of their choice. Some users select one of the several ringtones installed on the phone by the manufacturer. Since many handsets are now capable of playing conventional digital music files, many mobile users install MP3 and other digital music files as their ringtones to create an even more personalized mobile experience. According to a 2008 study by Ipsos MediaCT, more than one-third of mobile users download ringtones from various sources, and 40% of such users change their ringtones frequently.

Since the early days of mobile phone usage, mobile carriers, mobile media companies and content owners have recognized the sale of ringtones as a source of significant revenues. Ringtones are generally sold as single units or as part of a monthly subscription service in which the user is entitled to a package of ringtones. The ringtone industry was created in 1997 with the first sales of polyphonic ringtones and developed further in 2002 with the creation of the truetone or mastertone.

A significant evolution and innovation in the ringtone business occurred in 2004 with the advent of the ringback tone, which is a tune that the recipient of a call can choose for the caller to hear instead of the standard ring. There has been tremendous growth in ringback tones in recent years. Ringback tones are a network-based service sold by mobile carriers generally on a monthly subscription basis with additional costs for content in some markets. Ringback tones are the first “social ringtones” because users are able to choose the sound that callers will hear when they call the user. According to Multimedia Intelligence, sales in the ringback tone market will triple from 2008 to 2012 to reach $4.7 billion.

Overall, the ringtone business has seen little innovation in recent years and we believe it is ready for the next evolution of products and services. We believe the following factors will contribute to the evolution of the ringtone market in the near future:

Mobile video has arrived. Improved handset technology and the availability of high speed data networks have spurred tremendous growth in mobile video consumption and revenues. According to Pyramid Research, the mobile video market will grow five-fold from 2008 to 2014 to 534.0 million global subscribers, representing $16 billion in revenues in the United States alone. As users begin to consume more mobile video content, they will expect their ringtones to consist of more than plain audio.

Mobile social networking is growing exponentially. Mobile phone users are increasingly engaging in social networking on their phones, using services such as Facebook and Twitter. The commercial success of ringback tones demonstrates that users want a social experience as part of their ringtone experience. According to Juniper Research, global revenues for mobile social networking and user-generated content will rocket from $1.8 billion in 2008 to $11.8 billion in 2013. Our VringForward video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or generated by a user.

User generated content continues to grow. We believe the growth of user-generated content on sites like YouTube is only at a nascent stage. Furthermore, we believe licensed content may only capture a fraction of the content users are interested in because of the advances in technology that facilitate the creation of user-generated content. Our easy-to-use platform allows users to seamlessly create, edit and share their own user-generated video ringtones.

Consumers are no longer afraid of mobile applications. A mobile application can generally provide users with a much richer experience than a wireless application protocol (WAP)-only experience, which requires a user to navigate the browser on its mobile phone to a specific website. However, for years many users were either hesitant or unable to download most mobile applications due to the complexity of downloading applications or security concerns. That has recently changed as smartphones and data plan penetration have increased substantially and Apple Inc. has provided a very simple user experience for downloading applications through its App Store®. The success of the App Store® has led other handset manufacturers and mobile carriers to develop and market their own stores which we believe will accelerate user adoption of mobile applications. We have multiple versions of our mobile application, which work on more than 200 handsets, and which provide users with a much richer experience than can be achieved via WAP.

Our Product

Our product consists of four primary components:

1.	The Vringo Mobile Application: Our application allows the user to engage in a comprehensive, entertaining, and easy-to-use social video ringtone experience. The application includes many features, such as:

•	Ability for users to set their own personal video ringtones and to create their own video ringtone with their cameras;

•	VringForward™ technology, which enables users to share video ringtones with friends. Users may set a default clip for all of their friends or set specific clips for specific friends;

•	Gallery-based content browsing of video ringtones;

•

Unique “push” technology which allows users to subscribe to content channels and have their video ringtone automatically updated. This may create additional monthly subscription revenue by allowing us to sell various channels of content. Automated delivery ensures users feel they are getting value for their subscription; and

•

Compatibility with Symbian, Sony Ericsson, Java, Windows Mobile, Android and Blackberry operating systems. While Windows Mobile, Blackberry and Android do not support video ringtones natively, our development team has enabled our application to work on these devices.

2.

The Vringo WAP Site: While we support over 200 handsets with our application, our application cannot work on many handsets in the market due to technical limitations of the devices. In order to support a much broader segment of the market, we developed a WAP version of the service that provides a streamlined experience for mobile users who can access the WAP site from the browsers on their mobile phones. In particular, this service includes the following features, subject to the handset’s technical capabilities:

•	Download and purchase video ringtones;

•	Choose a VringForward clip that other users with our application will see when they receive a call from you; and

•	Share video ringtones with friends.

3.	The Vringo Website: While video consumption on mobile phones is growing substantially, the vast majority of video browsing and viewing still takes place on the personal computer, or PC. A core component of our product strategy is to allow users to browse and choose their video ringtones on a personal computer from our website (www.vringo.com), and seamlessly deliver content from our website to their mobile phone. Our website includes the following features for users:

•	Choose and purchase video ringtones;

•	Upload video content stored on their PCs and to create personal video ringtones;

•	Engage in social behavior such as setting up VringForward, inviting friends to our service and posting clips to Facebook and other social networks;

•	Manage their accounts; and

•	Automatic synchronization with the mobile application on the user’s phone or WAP account.

4.	The Vringo Studio: The Vringo Studio is an extension of our website that allows users to access video from multiple websites or from their computer and then edit and send these video clips to their mobile phones as customized video ringtones. We are able to create customized versions of the Vringo Studio for specific content partners and mobile carriers that search only a pre-defined set of content. As with our website, the results are seamlessly synchronized with a user’s mobile device. On the Vringo Studio, users may:

•	Transform user-generated or other video from the web into personalized video ringtones;

•	Import clips into their collection via our application or our WAP site; and

•	Share clips via SMS messaging or email and post clips to social networks.

Our Strategy

Our goal is to become the leading global provider of video ringtones via our social video ringtone platform. To achieve this goal, we plan to:

Grow our user base through mobile carrier partnerships. We have built our product to easily integrate with mobile carriers. We believe the mobile carrier channel is the most efficient and cost effective channel to grow our user base and to monetize our product. We have launched our service with four mobile carriers in Turkey, Malaysia, Armenia and the United Arab Emirates. We are in discussions with additional mobile carriers and we plan to aggressively pursue additional mobile carriers globally.

Continue to ensure we have broad handset reach. The breadth of our mobile handset coverage will be critical for us to grow our business. Our application already supports over 200 handsets and we diligently certify new mobile handset devices as quickly as possible. Additionally, the WAP version of our service is compatible with almost any device that supports video. We will continue to expand the features available as part of our WAP service.

Enhance our viral and social tools. We believe that there is substantial opportunity to increase the social and viral nature of our product, which will be critical for our growth. We will continue to add features to the product to enhance its viral and social aspects and which enable users to connect with their existing social networks on platforms such as Facebook and Twitter.

Maintain and grow our product and technology leadership. Our technical team is made up of highly regarded industry professionals that continually ensure that our product is on the cutting-edge both in terms of ease of use, functionality and look and feel. We have filed 23 patent applications for our platform and we continue to create new intellectual property. We also have managed to create video ringtone applications which work on the Blackberry, Android and Windows Mobile operating systems even though those platforms do not natively support video ringtones. We plan to continue to allocate technical resources to remain ahead of our competition and provide users with a product that is easy-to-use and cutting-edge.

Build a strong revenue base of recurring monthly subscription revenue. In the ringback tone business, the bulk of revenue generation is subscription-based. We believe this model is appropriate for our product and are initially launching the commercial version of our product as a monthly subscription service with mobile carriers. We are focused on ensuring that our product drives value and limits churn. As the video ringtone market matures, our business model may evolve to capitalize on changes in the market.

Find new forms of distribution. While we are currently focused on the mobile carrier distribution channel, we believe there are other avenues that could be successful distribution channels for us. Specifically, we believe broadcasters and content owners could greatly benefit by promoting our service to their customers by monetizing either their content or leveraging their relationship with advertisers via ads.

Explore monetization through advertising. The visual nature of our service opens up the possibility of incorporating ads in the ringtone. We have had several expressions of interest in an advertisement-funded version of our service and we will explore this model in the future.

Content leadership. We believe our library of over 4,000 video ringtones is one of the largest video ringtone libraries in the world. We intend to continue to grow our library to enhance our future revenues although in many markets we will rely on our partners to supplement our library with additional locally licensed content.

Risk Factors

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” beginning on page 12. Principal risks of our business include:

•	we have generated only losses since inception, which we expect to continue for the foreseeable future;

•	we have a limited operating history upon which to base an investment decision;

•	our plans depend on us entering into and maintaining content license agreements;

•	we are a development stage company with no significant source of income;

•	our financial condition has been unsound in the past and may again be so in the future;

•	our plans depend significantly on entering into distribution arrangements with major mobile carriers and/or other partners;

•	we may be subject to litigation or other damages if it is asserted that we or our users are infringing upon the intellectual property rights of third parties; and

•	our business may be adversely affected if there are significant shifts in the political, economic and military conditions in Israel and its neighbors.

Company Information

Our executive offices are located at 18 East 16th Street, 7th Floor, New York, New York 10003 and our telephone number at this location is (646) 448-8210. Our website address is www.vringo.com. The information on our website is not part of this prospectus.

We are currently in discussions with several other mobile carriers and we will be pursuing additional agreements with mobile carriers over the next 12 to 24 months.

SUMMARY FINANCIAL DATA

The summary consolidated financial data set forth below is derived from our consolidated financial statements. The consolidated results of operations for the years ended, and consolidated balance sheet data as of December 31, 2008 and 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of September 30, 2009, the results of operation data for the nine months ended September 30, 2009 and 2008 and for the period from inception through September 30, 2009, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

The per share figures in this section are historical and do not give effect to the anticipated 1-for-6 reverse stock split.

It is important that you read this information together with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” “Risk Factors” and the financial statements and the notes to the financial statements. The historical results presented below are not necessarily indicative of results to be expected in any future periods.

Consolidated Statements of Operations (in thousands):

	Nine Month Period Ended September 30,		For the Year Ended December 31,		Cumulative from Inception to September 30, 2009
	2009	2008	2008	2007
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
Revenue	36	—	—	—	36
Cost of revenue	54	—	—	—	54

Gross margin	(18)	—	—	—	(18)

Research and development	1,456	2,718	3,110	2,541	7,865
Marketing	1,268	1,954	2,769	1,694	6,040
General and administrative	819	982	1,409	1,025	3,681

Operating loss	3,561	5,654	7,288	5,260	17,604

Finance expense (income), net	449	(35)	51	(25)	461

Loss before taxes on income (benefit)	4,010	5,619	7,339	5,235	18,065

Taxes on income (benefit)	54	(44)	(7)	(72)	(25)

Net loss for the period	4,064	5,575	7,332	5,163	18,040

Basic and diluted net loss per common share	(1.85)	(2.53)	(3.33)	(2.48)	(8.88)

Weighted average number of shares used in computing basic and diluted net loss per common share	2,200,694	2,200,694	2,200,694	2,083,622	2,030,922

Balance Sheet Data (in thousands):

	September 30, 2009	December 31, 2008	December 31, 2007
	U.S.$	U.S.$	U.S.$
Total current assets	1,965	6,122	8,580
Long-term deposit	12	12	4
Property and equipment, net	201	259	265
Deferred tax assets—long-term	73	50	72

Total assets	2,251	6,443	8,921

Total current liabilities	1,778	1,281	696
Total long-term liabilities	3,438	4,171	291
Total temporary equity	11,966	11,961	11,954
Total stockholders’ equity	(14,931)	(10,970)	(4,020)

Total liabilities and stockholders’ equity	2,251	6,443	8,921

THE OFFERING

Securities offered:	2,400,000 units, each unit consisting of:

•	one share of common stock; and

•	two warrants to purchase common stock.

Offering Price:	$

Units:

Number outstanding before this offering:	0

Number to be outstanding after this offering:	2,400,000

Common stock:
Number outstanding before this offering:	2,631,213

Number to be outstanding after this offering:	5,031,213

Warrants:
Number outstanding before this offering:	3,173,610

Number to be outstanding after this offering:	8,693,610

Exercisability:	Each warrant included within the unit is exercisable for one share of common stock commencing on the consummation of this offering and expiring at 5:00 p.m., New York City time, on the fifth anniversary of the date of this prospectus.

Exercise Price:	110% of the offering price of the units sold in this offering

Proposed NASDAQ Capital Market symbols for:

Units:	“VRNGU”

Common Stock:	“VRNG”

Warrants:	“VRNGW”

No assurance can be given that such listing will be approved.

Trading commencement and separation of common stock and warrants:	The units will begin trading on or promptly after the date of this prospectus. Each of the common stock and warrants will begin trading separately on or prior to the 90th day after the date of this prospectus. We will issue a press release announcing when such separate trading will begin.

Following the date that the common stock and warrants begin trading separately, the units will continue to be listed for trading and any securityholder may elect to break apart a unit and trade the common stock and warrants separately or as a unit. Even if the component parts of the units are broken apart and traded separately, the units will continue to be listed as a separate security, and consequently, any subsequent securityholder owning common stock and warrants may elect to combine them together and trade them as a unit. Securityholders will have the ability to trade our securities as a unit until such time as the warrants expire.

Use of Proceeds:	Our current estimate of the use of the net proceeds of this offering, which we expect to be approximately $10,300,000, is as follows: $750,000 for capital expenditures, $2,500,000 for cost of revenue, $2,000,000 for research and development, $2,200,000 for sales and marketing and $2,850,000 for general corporate purposes, including working capital and repayment of a portion of our loan facility. We will, however, have broad discretion over the use of proceeds of this offering and the estimates may change over time.

Risk Factors:	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our units.

Except as otherwise set forth in this prospectus, the share information above and elsewhere in this prospectus is based on 2,631,213 shares of common stock outstanding on September 30, 2009 and also:

•	gives retroactive effect to a 1-for-6 reverse stock split effective immediately prior to the consummation of this offering (except as to the disclosure in the financial statements);

•	assumes an initial offering price of $5.00, the mid-point of the $4.00 to $6.00 price range for this offering;

•	reflects the exchange of all of our outstanding preferred stock into 1,469,231 shares of common stock upon the closing of this offering;

•	reflects the automatic conversion of the Bridge Notes into an aggregate of 795,200 shares of common stock upon the closing of this offering;

•	assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional 360,000 units; and

•	assumes that the representative of the underwriters does not exercise its unit purchase option.

The share information in this prospectus does not include:

•	326,354 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2009 at a weighted average exercise price of $2.591 per share;

•	1,590,400 shares of common stock issuable upon exercise of warrants to be issued to the investors in the Bridge Financing, upon conversion of the Bridge Notes, with an exercise price of $5.50;

•	795,200 shares of common stock issuable upon exercise of the Special Bridge Warrants, with an exercise price of $2.75;

•	788,010 shares of common stock issuable upon exercise of additional warrants issued in connection with the Bridge Financing with exercise prices in the range of $0.01 to $3.75;

•	1,891,397 shares of common stock issuable upon the exercise of stock options issuable to management in connection with this offering with an exercise price of $0.01;

•	1,891,397 shares of common stock issuable upon the exercise of stock options issuable to management in connection with this offering with an exercise price of $5.50;

•	4,800,000 shares of common stock issuable upon the exercise of warrants underlying the units sold in this offering;

•	1,080,000 shares of common stock issuable upon exercise in full of the over-allotment option by the underwriters; and

•	720,000 shares of common stock issuable upon exercise of warrants issued to the underwriters in connection with this offering with an exercise price of $5.50.

RISK FACTORS

An investment in our securities involves a high degree of risk and should not be made by anyone who cannot afford to lose his or her entire investment. You should consider carefully the following risks, together with all other information contained in this prospectus, before deciding to invest in our securities. If any of the following events or risks actually occurs, our business, operating results and financial condition would likely suffer materially and you could lose all or part of your investment.

We have a limited operating history upon which to base an investment decision.

We were formed in January 2006 and have a limited operating history. As a result, there is very limited historical performance upon which to evaluate our prospects for achieving our business objectives. Our prospects must be considered in light of the risks, difficulties and uncertainties frequently encountered by development stage entities.

To date, we have generated only losses, which are expected to continue for the foreseeable future.

For the nine months ended September 30, 2009, the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 (inception) to December 31, 2006, we incurred a net loss of approximately $4.06 million, $7.33 million, $5.16 million and $1.49 million, respectively, and used cash in operations of approximately $3.7 million, $7.29 million, $4.3 million and $1.13 million, respectively, in connection with the development of our software for mobile phones and the operations of our subsidiary. As of September 30, 2009, we had unrestricted cash and cash equivalents of approximately $1.75 million and an accumulated deficit of approximately $18.04 million. We expect our net losses and negative cash flow to continue for the foreseeable future, as we continue to develop our platform, launch our service with new mobile carriers and begin to develop additional products. We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations nor can we assure you that we will ever generate any net income or positive cash flow. Furthermore, we might not have sufficient liquidity to meet our obligations to our suppliers and creditors.

We are a development stage company with no significant source of income and, consequently, our financial condition has been unsound in the past and might again be so in the future.

We were incorporated in January 2006 and are still a development stage company. Our operations are subject to all of the risks inherent in development stage companies which do not have significant revenues or operating income. Our potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, especially technology start-up companies. We cannot provide any assurance that our business objectives will be accomplished. All of our audited consolidated financial statements since inception have contained a statement by our auditors that raises substantial doubt about us being able to continue as a “going concern” unless we are able to raise additional capital. Our financial statements do not include any adjustment relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should our operations cease.

The continuation of our business is dependent upon us raising additional financing. The issuance of additional equity securities by us could result in a substantial dilution to our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. If we should fail to continue as a going concern, you may lose the value of your investment in our securities.

Our expected future growth will place a significant strain on our management, systems and resources.

Our business was formed in January 2006 and has grown quickly. In order to execute our business strategy, we will need to continue to experience growth, which will place a significant strain on our systems, processes, resources, management and other infrastructure and support mechanisms. To manage the anticipated growth of our operations, we will be required to:

•	Improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	Establish relationships with additional vendors and strategic partners and maintain existing relationships; and

•	Hire, train, manage and retain additional personnel.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted, and our opportunity for success may be limited.

If we are unable to enter into distribution arrangements with major mobile carriers and/or other partners and develop and maintain strategic relationships with such mobile carriers and/or other partners, we will be unable to distribute our products effectively or generate significant revenue.

Our strategy for pursuing a significant share of the video ringtone market is dependent upon establishing distribution arrangements with major mobile carriers and other partners. We need to develop and maintain strategic relationships with these entities in order for them to market our service to their end users. While we have entered into agreements with certain partners pursuant to which our service may be made available to their end-users, such agreements are not exclusive and generally do not obligate the partner to market or distribute our service. We are dependent upon the subsequent success of these partners in performing their responsibilities and sufficiently marketing our service. We cannot provide you any assurance that we will be able to negotiate, execute and maintain favorable agreements and relationships with any additional partners, that the partners with whom we have a contractual relationship will choose to promote our service or that such partners will be successful and/or will not pursue alternative technologies.

If we are unsuccessful in entering into and maintaining content license agreements, our revenues will be negatively affected.

The success of our service is dependent upon our providing end-users with content they desire. An important aspect of this strategy is establishing licensing relationships with third party content providers that have desirable content. Content license agreements generally have a fixed term, may or may not include provisions for exclusivity and may require us to make significant minimum payments. We have entered into approximately thirty content license agreements with various content providers. While our business is not dependent on any particular content license agreement, there is no assurance that we will enter into a sufficient number of content license agreements or that the ones that we enter into will be profitable and will not be terminated early.

We may not be able to collect payments from a significant percentage of the users that sign up for our service.

We currently operate in markets that have a high percentage of prepaid mobile customers. Many of these users may not have a sufficient balance in their prepaid account when we bill them to cover the charges they incurred in connection with our service. Although we only recognize revenue once these customers have been successfully billed, the failure of the carriers or other partners to collect payments owed to us from these customers will have an adverse effect on our business and our results of operations.

We are dependent on mobile carriers and other partners to make timely payments to us.

We will receive our revenue from mobile carriers and other distribution partners who may delay payment to us, dispute amounts owed to us, or in some cases refuse to pay us at all. Many of these partners are in markets where we may have limited legal recourse to collect payments from these partners. Our failure to collect payments owed to us from our partners will have an adverse effect on our business and our results of operations.

We operate in the digital content market where piracy of content is widespread.

Our business strategy is partially based upon users paying us for access to our content. If users believe they can obtain the same or similar content for free via other means including piracy, they may be unwilling to pay for our service. Additionally, since our own clips do not have any copy protection, they can theoretically be distributed by a paying user to a non-paying user without any additional payment to us. If users or potential users obtain our content or similar content without payment to us, our business and results of operations will be adversely effected.

Major network failures could have an adverse effect on our business.

Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology security that affect third-party networks, transport facilities, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Our data is hosted at a remote location. Although we have full alternative site data backed up, we do not have data hosting redundancy. Accordingly, we may experience significant service interruptions, which could require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol-enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers’ wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business and our results of operations.

Our business depends upon our ability to keep pace with the latest technological changes, and our failure to do so could make us less competitive in our industry.

The market for our products and services is characterized by rapid change and technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. Products using new technologies or emerging industry standards could make our products and services less attractive. Furthermore, our competitors may have access to technology not available to us, which may enable them to produce products of greater interest to consumers or at a more competitive cost. Failure to respond in a timely and cost-effective way to these technological developments may result in serious harm to our business and operating results. As a result, our success will depend, in part, on our ability to develop and market product and service offerings that respond in a timely manner to the technological advances available to our customers, evolving industry standards and changing preferences.

Our inability to identify, hire and retain qualified personnel would adversely affect our business.

Our continued success will depend, to a significant extent, upon the performance and contributions of our senior management and upon our ability to attract, motivate and retain highly qualified management personnel and employees. We depend on our key senior management to effectively manage our business in a highly competitive environment. If one or more of our key officers join a competitor or form a competing company, we may experience interruptions in product development, delays in bringing products to market, difficulties in our relationships with customers and loss of additional personnel, which could significantly harm our business, financial condition, operating results and projected growth.

Regulation concerning consumer privacy may adversely affect our business.

Certain technologies that we currently support, or may in the future support, are capable of collecting personally-identifiable information. We anticipate that as mobile telephone software continues to develop, it will be possible to collect or monitor substantially more of this type of information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach Bliley Act, as well as various state laws and related regulations. In addition, certain governmental agencies, like the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. In particular, such laws could limit our ability to collect information related to users or our services, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new products based on new technologies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share certain information about consumers and may negatively affect our ability to make use of that information. If we fail to successfully comply with applicable regulations in this area, our business and prospects could be harmed.

Consumer avoidance of services which collect, store or use personally-identifiable data could adversely affect our business.

Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the buying public’s interest in our current or future service offerings. In some areas, consumer groups and individual consumers have already begun to vigorously lobby against, or otherwise express significant concern over, the collection, storage and/or use of personally-identifiable information. Accordingly, privacy concerns of consumers may influence mobile carriers to refrain from offering products that could harm the overall mobile telephone industry. Moreover, strong consumer attitudes often precipitate new regulations like the ones described above. If we fail to successfully monitor and consider the privacy concerns of consumers, our business and prospects would be harmed.

We have not been subject to Sarbanes-Oxley regulations and we, therefore, may lack the financial controls and safeguards now required of public companies.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, or the Sarbanes-Oxley Act, we will be required, beginning with our fiscal year ending December 31, 2011, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ending December 31, 2011. Furthermore, in the following year, our independent registered public accounting firm will be required to report separately on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting. We do not have the internal infrastructure necessary to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act. We expect to incur additional expenses and expend management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls.

We will incur significant increased costs as a public company and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. SEC and NASDAQ Capital Market rules and regulations impose heightened requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will devote a substantial amount of time to these compliance initiatives. We may also need to hire additional finance and administrative personnel to support our compliance requirements. Moreover, these rules and regulations will increase our legal and financial costs and make some activities more time-consuming.

In addition, as described above, we will be required to maintain effective internal controls over financial reporting and disclosure controls and procedures pursuant to the Sarbanes-Oxley Act. Our testing, and the subsequent testing by our independent registered public accounting firm, may reveal deficiencies or material weaknesses in our internal controls over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management effort. We currently do not have an internal audit group and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies or material weaknesses in our internal controls over financial reporting, the market price of our securities could decline and we could be subject to sanctions or investigations by the NASDAQ Capital Market, SEC or other regulatory authorities, which would require additional financial and management resources.

If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

Our ability to compete depends in part upon the strength of our proprietary rights in our technologies, brands and content. We rely on a combination of U.S. and foreign patents, copyrights, trademark, trade secret laws and license agreements to establish and protect our intellectual property and proprietary rights. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. In addition, effective trademark, patent, copyright and trade secret protection may not be available or cost-effective in every country in which our services are made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our products may be reduced, which could negatively impact our business. Our inability to obtain appropriate protections for our intellectual property may also allow competitors to enter our markets and produce or sell the same or similar products. In addition, protecting our intellectual property and other proprietary rights is expensive and diverts critical managerial resources. If any of the foregoing were to occur, or if we are otherwise unable to protect our intellectual property and proprietary rights, our business and financial results could be adversely affected.

If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings.

We also rely on trade secrets and contract law to protect some of our proprietary technology. We have entered into confidentiality and invention agreements with our employees and consultants. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our un-patented trade secrets and know-how. Moreover, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

The possibility of extensive delays in the patent issuance process could effectively reduce the term during which a marketed product is protected by patents.

We may need to obtain licenses to patents or other proprietary rights from third parties. We may not be able to obtain the licenses required under any patents or proprietary rights or they may not be available on acceptable terms. If we do not obtain required licenses, we may encounter delays in product development or find that the development, manufacture or sale of products requiring licenses could be foreclosed. We may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. We may not be able to acquire exclusive rights to the inventions or technical information derived from these collaborations, and disputes may arise over rights in derivative or related research programs conducted by us or our collaborators.

If we or our users infringe on the intellectual property rights of third parties, we may have to defend against litigation and pay damages and our business and prospects may be adversely affected.

If a third party were to assert that our products infringe on its patent, copyright, trademark, right of publicity, right of privacy, trade secret or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management’s time and attention. Such claims or the lack of available access to certain sites or content could also cause our customers or potential customers to purchase competitors’ products if such competitors have access to the sites or contents that we are lacking or defer or limit their purchase or use of our affected products or services until resolution of the claim. In connection with any such claim or litigation, our mobile carriers and other partners may decide to re-assess their relationships with us, especially if they perceive that they may have potential liability or if such claimed infringement is a possible breach of our agreement with such mobile carrier. If any of our products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures of time and money and may not be successful. Accordingly, any claims or litigation regarding our infringement of intellectual property of a third party by us or our users could have a material adverse effect on our business and prospects.

Third party infringement claims could also significantly limit our Vringo Studio product and the content available in our content library. Our Vringo Studio tool allows users to access video from multiple sites on the web or from their computer and then edit and send these video clips to their mobile phones as customized video ringtones. These websites could choose to block us from accessing their content for violating their terms of service by allowing users to download clips or for any other reason, which could significantly limit the availability of content in the Vringo Studio. Additionally, while we employ special software that seeks to determine whether a clip is copyrighted or otherwise restricted, it is not feasible for us to determine whether users of Vringo Studio own or acquire appropriate intellectual property permissions to use each clip before it is downloaded. Therefore, we require users of the Vringo Studio to certify that they have the rights to use the content which they desire to send to their phone. Additionally, while the majority of the clips in our content library are either licensed by us directly or are public domain or creative commons, our content library contains certain clips which we have not licensed from the content owner. As a result, we may receive cease-and-desist letters, or other threats of litigation, from website hosts and content owners asserting that we are infringing on their intellectual property or violating the terms and conditions of their websites. In such a case, we will remove or attempt to obtain licenses for such content or obtain additional content from other websites. However, there is no assurance that we will be able to enter into license agreements with content owners. Consequently, we may be forced to remove a portion of our content from our library and significantly limit the availability of content in the Vringo Studio. This would negatively impact our user experience and may cause users to cancel our service and make our service less attractive to our partners.

Our ownership is concentrated among a small number of stockholders and if our principal stockholders, directors and officers choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you.

Our ownership is concentrated among a small number of stockholders, including our founders, directors, officers, Warburg Pincus Private Equity Fund IX, L.P. (“Warburg”) and entities related to these persons. Upon the completion of this offering, our founders and Warburg will beneficially own approximately 7.4% and 16.7%, respectively, of our voting interest. Our officers and directors (excluding our founders) will beneficially own 1.9% of our voting interest upon completion of the offering. Accordingly, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

If an active, liquid trading market for our securities does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

Although we intend to apply to list our securities on the NASDAQ Capital Market, as of the date of this prospectus, there is currently no market for our securities. An active and liquid trading market for our securities may not develop or be sustained following this offering. You may not be able to sell your shares quickly or at or above the initial offering price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors that will be considered in determining the initial public offering price.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial offering price of our units is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our units in this offering, you will incur an immediate dilution of $3.04 (or 61%) in net tangible book value per share from the price you paid, based upon the initial public offering price of $5.00 per unit. The exercise of outstanding options and warrants and the public warrants will result in further dilution in your investment. In addition, if we raise funds by issuing additional securities, the newly issued securities may further dilute your ownership interest.

Our outstanding options and warrants and the public warrants may have an adverse effect on the market price of our common stock.

As of the date of this prospectus, we had outstanding options to purchase 326,354 shares of common stock. In connection with this offering, we will be issuing warrants to purchase 4,800,000 shares of common stock. In addition, we (i) will grant to our management, in connection with this offering, options to purchase 3,782,794 shares of common stock, (ii) have reserved 1,590,400 shares of common stock issuable upon exercise of warrants to be issued to the investors in the Bridge Financing, upon conversion of the Bridge Notes, (iii) have reserved an additional 795,200 shares of common stock issuable upon exercise of the Special Bridge Warrants, (iv) have reserved 788,010 shares of common stock issuable upon exercise of additional warrants issued in connection with the Bridge Financing, (v) have agreed to issue up to an additional 1,080,000 shares of common stock issuable upon exercise in full of the over-allotment option by the underwriters, and (vi) have agreed to issue to Maxim Group LLC, the representative of the underwriters, warrants to purchase such number of units equal to 10% of the units sold in this offering. Such securities, when exercised, will increase the number of issued and outstanding shares of common stock. Therefore, the sale, or even the possibility of sale, of the shares of common stock underlying the options and warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these options and warrants are exercised, you may experience dilution in your holdings.

If our securityholders exercise their registration rights, it may have an adverse effect on the market price of our common stock.

Certain of our securityholders are entitled to require us to register the resale of their shares of common stock subsequent to the consummation of this offering. If they exercise their registration rights with respect to all of their beneficially owned shares of common stock as of the date of this prospectus, then there will be an additional 1,090,116 shares of common stock eligible for trading in the public market.

In addition, we have agreed to issue to Maxim Group LLC an option to purchase a number of units equal to 10% of the units sold in this offering. Maxim Group LLC is entitled to require us to register the resale of the shares of common stock included in such units and the shares of common stock underlying the warrants included in such units. If Maxim Group LLC exercises its registration rights with respect to all of such shares of common stock, then there will be an additional 720,000 shares of common stock eligible for trading in the public market.

We may allocate net proceeds from this offering in ways with which you may not agree.

Our management will have broad discretion in using the proceeds from this offering and may use the proceeds in ways with which you may disagree. We are not required to allocate the net proceeds from this offering to any specific investment or transaction and, therefore, you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will have not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. As a result, you and other stockholders may not agree with our decisions. See “Use of Proceeds” for additional information.

Future sales of our shares of common stock by our stockholders could cause the market price of our common stock to drop significantly, even if our business is performing well.

After this offering (and assuming exchange of all preferred stock and the conversion of the Bridge Notes), we will have 5,031,213 shares of common stock issued and outstanding. This number includes 2,400,000 shares of common stock included in the units we are selling in this offering, which may be resold in the public market immediately. The remaining 2,631,213 shares will become available for resale in the public market as shown in the chart below.

Number of Restricted Shares/% of Total Shares Outstanding After Offering	Date of Availability for Resale into the Public Market
1,320,964/ 50%	Non-affiliate shares will be eligible for sale following their release from the lock-up agreement these stockholders have with the underwriters.

1,310,249/ 50%	Affiliate shares will be eligible for sale, from time to time, following their release from the lock-up agreement these stockholders have with the underwriters.

At any time and without public notice, the underwriters may, in their sole discretion, release all or some of the securities subject to their lock-up agreements. As shares saleable under Rule 144 are sold after the closing of this offering or as restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. This decline in our stock price could occur even if our business is otherwise performing well. For more detailed information, please see “Share Eligible for Future Sale” and “Underwriting—Lock-up Agreements”.

If we cannot satisfy, or continue to satisfy, the NASDAQ Capital Market’s listing requirements and other rules, including NASDAQ’s director independence requirements, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the NASDAQ Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the NASDAQ Capital Market, we cannot assure you that our securities will continue to be listed on the NASDAQ Capital Market.

We plan to utilize the phase-in provisions afforded new public companies under Rule 5165 of the NASDAQ Marketplace Rules with respect to the director independence and independent committee requirements of the NASDAQ Capital Market. As a result, we will have 90 days from the date that our securities become listed on the NASDAQ Capital Market to have a majority of independent members on our board committees and we will have one year from the date of such listing to have a majority of independent directors and have fully independent board committees. Therefore, during such phase-in period, there will be times when we will not have a board of directors comprised of a majority of independent directors or fully independent board committees, which will leave us subject to the control of our existing non-independent directors. Moreover, if we are unable to comply with the director independence and independent committee requirements in the time period provided, we could be delisted from the NASDAQ Capital Market.

In addition, following this offering, in order to maintain our listing on the NASDAQ Capital Market, we will be required to comply with certain NASDAQ Capital Market rules, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements of the NASDAQ Capital Market and other applicable NASDAQ Capital Market rules, we may not be able to continue to satisfy these requirements and rules. If we are unable to satisfy the NASDAQ Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the NASDAQ Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•

a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, we would no longer be subject to the NASDAQ Capital Market rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards.

If the NASDAQ Capital Market does not list our securities, any market that develops in shares of our common stock may be subject to the penny stock restrictions which will reduce the liquidity of our securities and make trading difficult or impossible.

SEC Rule 15g-9 establishes the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. In the event the price of our shares of common stock falls below $5.00 per share, our shares will be considered to be penny stocks. This classification severely and adversely affects the market liquidity for our common stock. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker-dealer approve a person’s account for transactions in penny stocks and the broker-dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker-dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker-dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:

•	the basis on which the broker-dealer made the suitability determination, and

•	that the broker-dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell securities subject to the penny stock rules. If the NASDAQ Capital Market does not list our securities, our selling stockholders or other holders of our securities may have difficulty selling their shares in the secondary market due to the reduced level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if and when our securities become publicly traded. In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities. If the NASDAQ Capital Market does not list our securities, our shares will likely be subject to the penny stock rules for the foreseeable future and our stockholders will, in all likelihood, find it difficult to sell their securities.

If there are significant shifts in the political, economic and military conditions in Israel and its neighbors, it could have a material adverse effect on our business relationships and profitability.

Our research and development facilities and marketing operations are located in Israel and many of our key personnel reside in Israel. Our business is directly affected by the political, economic and military conditions in Israel and its neighbors. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our existing business relationships and on our operating results and financial condition. Furthermore, several countries restrict business with Israeli companies, which may impair our ability to create new business relationships or to be, or become, profitable.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, almost all of which are governed by Israeli law. These agreements generally prohibit our employees from competing with or working for our competitors, during their term of employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Our operations could be disrupted as a result of the obligation of certain of our personnel residing in Israel to perform military service.

Many of our executive officers and key employees reside in Israel and may be required to perform annual military reserve duty. Currently, all adult permanent residents of Israel under the age of 50, depending on military rank, unless exempt, are obligated to perform up to an average of 18-28 days of military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

Because we expect a substantial portion of our revenues will be generated in dollars and euros, while a significant portion of our expenses are incurred in Israeli currency, our revenue may be reduced due to inflation in Israel and currency exchange rate fluctuations.

We expect a substantial portion of our revenues will be generated in dollars and euros, while a significant portion of our expenses, principally salaries and related personnel expenses, is paid in Israeli currency. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of Israeli currency in relation to the dollar or the euro, or that the timing of this devaluation will lag behind inflation in Israel. Because inflation has the effect of increasing the dollar and euro costs of our operations, it would therefore have an adverse effect on our dollar-measured results of operations. The value of the New Israeli Shekel, or NIS, against the United States dollar, the Euro and other currencies may fluctuate and is affected by, among other things, changes in Israel’s political and economic conditions. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business.

The termination or reduction of tax and other incentives that the Israeli government provides to domestic companies, such as our wholly-owned subsidiary, may increase the costs involved in operating a company in Israel.

The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and Israeli governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. Our wholly-owned Israeli subsidiary currently takes advantage of some of these programs. We cannot provide you with any assurance that such benefits and programs will continue to be available in the future to our Israeli subsidiary. In addition, it is possible that our subsidiary will fail to meet the criteria required for eligibility of future benefits. If such benefits and programs were terminated or further reduced, it could have an adverse affect on our business, operating results and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this prospectus. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	expectations regarding our potential growth;

•	our inability to have our securities listed for trading on the NASDAQ Capital Market or another national securities exchange;

•	our financial performance;

•	the loss of any of our strategic relationships;

•	an inability to enter into a strategic relationship with additional mobile carriers, content providers or telephone manufacturers, thereby limiting our growth potential;

•	our competitive position;

•	the introduction and proliferation of competitive products;

•	changes in technology;

•	an inability to achieve sustained profitability;

•	failure to implement our short- or long-term growth strategies;

•	operating and capital expenditures by us and the mobile telephone industry;

•	the cost of retaining and recruiting our key personnel or the loss of such key personnel;

•	risks associated with the expansion of our business in size and geography;

•	operational risk;

•	geopolitical events and regulatory changes;

•	changing interpretations of generally accepted accounting principles;

•	general economic conditions;

•	our ability to obtain additional financing, if necessary;

•	the adverse effect our outstanding warrants and options and the warrants issued pursuant to this offering may have on the market price of our common stock;

•	the lack of a market for our securities;

•	our and our strategic partners’ business strategies;

•	foreign currency fluctuations;

•	compliance with applicable laws; and

•	our liquidity.

These risks and others described under “Risk Factors” are not exhaustive.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 2,400,000 units in this offering will be approximately $10,300,000 assuming an initial public offering price of $5.00 per unit, the mid-point of the $4.00 to $6.00 price range for this offering, and after deducting the estimated underwriting discounts and estimated offering expenses of $1,700,000 payable by us. If the underwriters exercise their over-allotment option in full, we estimate that we will receive additional net proceeds of approximately $1,800,000.

Our current estimate of the use of the net proceeds from this offering is as follows:

	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds
Capital expenditures (1)	$750,000	7%
Cost of revenue (2)	$2,500,000	24%
Research and development	$2,000,000	20%
Sales and marketing	$2,200,000	21%
General corporate purposes, including working capital (3)	$2,850,000	28%

Total	$10,300,000	100%

(1)	We expect capital expenditures to include equipment for service capacity expansion, disaster recovery system, server upgrades and mobile devices for research and development.
(2)	We expect cost of revenue to include engagement of server farms, payment of content royalties, and cost of billing services and short message service (SMS) providers.
(3)	We expect that general corporate and working capital expenditures will include costs associated with being a public company, general working capital and payments on a portion of our $5.0 million loan facility from SVB/Gold Hill for the twelve months subsequent to the consummation of this offering. The loan facility bears interest at a rate of 9.5% per annum and an effective interest rate of 13.3%. In connection with the Bridge Financing, we entered into a loan modification agreement whereby principal payments on the facility are deferred until the earlier of six months from the Bridge Financing or the consummation of this offering. Following the recommencement of principal payments, the remaining portion of the loan will be amortized over the period from the consummation of this offering through March 1, 2013. Monthly payments of principal and interest including approximately $1.75 million for the twelve months subsequent to the consummation of this offering will be approximately $145,000 per month.

If we receive the additional net proceeds from the exercise of the over-allotment option, we estimate that our use of the additional funds would be in a manner similar to the purposes and percentages described above.

The allocation of the net proceeds of the offering set forth above represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.

Investors are cautioned, however, that expenditures may vary substantially from these estimates. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments and related rate of growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

Circumstances that may give rise to a change in the use of proceeds include:

•	the existence of other opportunities or the need to take advantage of changes in timing of our existing activities;

•	the need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments; and/or

•	if strategic opportunities of which we are not currently aware present themselves (including acquisitions, joint ventures, licensing and other similar transactions).

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if the existing allocation of resources, including the proceeds of this offering, is being optimized. Pending such uses, we intend to invest the net proceeds of this offering in direct and guaranteed obligations of the United States, interest-bearing, investment-grade instruments or certificates of deposit.

DILUTION

Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of common stock outstanding. Before giving effect to this offering, our pro forma net tangible book value as of September 30, 2009 was approximately ($447,000), or ($0.17) per share of common stock, based on 2,631,213 shares of common stock outstanding after giving effect to the: (i) exchange of all of our convertible preferred stock into 1,469,231 shares of common stock upon the closing of this offering, and (ii) automatic conversion of all of our outstanding Bridge Notes into 795,200 shares of common stock. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at September 30, 2009 before giving effect to this offering.

After giving effect to our sale of 2,400,000 units in this offering, at an assumed initial public offering price of $5.00 per unit, the mid-point of the $4.00 to $6.00 price range for the offering, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2009 would have been $9.85 million, or $1.96 per share. This represents an immediate increase in pro forma net tangible book value of $2.13 per share, or 1253%, to existing stockholders and an immediate dilution of $3.04 per share, or 61%, to new investors. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of 2,400,000 shares in this offering at an assumed public offering price of $5.00 per share, the mid-point of the $4.00 to $6.00 price range for the offering, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates this dilution, assuming no value is attributed to the warrants issued as part of the units, on a per share basis:

Assumed public offering price per share		$5.00
Net tangible book value (deficit) per share before the offering	(0.17)
Impact on net tangible book value per share of this offering	2.13

Pro forma net tangible book value per share after this offering		1.96

Dilution in net tangible book value per share to new investors		$3.04

If the underwriters exercise their over-allotment option to purchase 360,000 additional shares of common stock in this offering in full, the pro forma net tangible book value per share after the offering would be $2.16 per share, the additional and total increase in the pro forma as adjusted net tangible book value per share to existing stockholders would be $0.20 and $2.33, respectively, per share and the dilution to new investors purchasing common stock in this offering would be $2.84 per share or 57%.

The following table summarizes, on a pro forma basis as of September 30, 2009, the differences between the number of shares of common stock owned by existing stockholders and the number of shares of common stock to be owned by new public investors, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and to be paid by new public investors purchasing shares of common stock in this offering at an assumed public offering price of $5.00 per share, the mid-point of the $4.00 to $6.00 price range for the offering, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased (1)		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	2,631,213	52%	$17,453,974	78.5%	$6.63
New public investors	2,400,000	48%	$12,000,000	21.5%	$5.00

Total	5,031,213	100%	$29,453,974	100%	$11.63

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of September 30, 2009 and assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 360,000 shares of common stock. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders would be reduced to 49% of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors would be increased to 2,760,000 or 51% of the total number of shares of common stock outstanding after this offering.

The information also assumes no exercise of any outstanding stock options or warrants. As of September 30, 2009, there were 326,354 options outstanding at a weighted average exercise price of $2.59, and 3,782,794 management options outstanding at a weighted average exercise price of $2.76. To the extent that any of these options are exercised, there will be further dilution to new investors. If all of these options had been exercised as of September 30, 2009, net tangible book value per share after this offering would have been $1.078 and total dilution per share to new investors would have been $3.922 or 78%.

As of September 30, 2009, there were 8,693,610 warrants outstanding at a weighted average exercise price of $4.85. To the extent that any of these warrants would be exercised at a price less than $4.00, there would be further dilution to new investors. If all of these warrants, had been exercised as of September 30, 2009, net tangible book value per shares after this offering would have been $0.55 and total dilution per share to new investors would be $4.45 or 89%.

If the underwriters’ over-allotment option is exercised in full, and all of the options and warrants had been exercised as of September 30, 2009, net tangible book value per share after this offering would have been $0.62 and total dilution per share to new investors would have been $4.38 or 88%.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock or on our preferred stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business.

CAPITALIZATION

The following table describes our cash position and our capitalization as of September 30, 2009:

•	on an actual basis;

•

on a pro forma basis, after giving effect to the: (i) exchange upon closing of this offering of all outstanding shares of our preferred stock into 1,469,231 shares of common stock based upon an assumed offering price of $5.00 per share the mid-point of the $4.00 to $6.00 price range for the offering, and (ii) conversion upon the closing of this offering of the Bridge Notes into 795,200 shares of common stock based upon an initial public offering price of $5.00 per share; and

•

on a pro forma basis as adjusted basis to give effect to the pro forma adjustments described above and the sale of the 2,400,000 units we are offering at an initial public offering price of $5.00 per share, the mid-point of the $4.00 to $6.00 price range for the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma, as Adjusted
	(in thousands)	(in thousands)	(in thousands)
Total long-term liabilities, including current maturities	$4,568

Temporary equity (1)
Series B convertible and redeemable preferred stock, $0.01 par value per share; 816,667 authorized; 765,466 shares issued and outstanding	$11,966

Shareholders’ equity (1)
Common stock, $0.01 par value per share, 2,333,333 authorized, 366,782 issued and outstanding	22
Series A convertible preferred stock, $0.01 par value per share; 392,315 authorized, issued and outstanding	24
Additional paid-in capital	3,063
Deficit accumulated during development stage	(18,040)

Total deficit in stockholders’ equity	$(14,931)

Total capitalization	$1,603

(1)	Share numbers adjusted to give retroactive effect to a 1-for-6 reverse stock split effective immediately prior to the consummation of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by, our financial statements (and notes related thereto) and other more detailed financial information appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

General

We provide a comprehensive platform that allows users to create, download and share mobile entertainment content in the form of video ringtones for mobile phones. We believe that our service represents the next stage in the evolution of the ringtone market from standard audio ringtones to high-quality video ringtones, with social networking capability and integration with web systems. Our solution, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video ringtones with ease, and provides our business partners with a consumer-friendly and easy-to-integrate monetization platform.

Our strategy to date has primarily focused on product maturation, research and development and reputation building. We recently started focusing on commercializing our service primarily through agreements with mobile carriers and other partners. We have recently signed agreements to launch our service with four mobile carriers operating in Turkey, Malaysia, Armenia and United Arab Emirates which have an aggregate of approximately 32 million subscribers. As of the fourth quarter of 2009, we began to recognize revenues from our carrier subscription service. We are negotiating with additional mobile carriers in a number of different countries and we expect to scale our carrier business in 2010.

Our Business Model

Our business model entails revenue sharing from our mobile carriers using a subscription-based model where users pay a monthly fee for access to the service as well as additional fees for access to certain premium content. We believe that this is a highly scalable model that can be rolled out to many carriers across the world.

We have launched our service together with mobile carriers in Turkey, Malaysia, Armenia and United Arab Emirates. Our mobile carrier partners co-brand our service and help market it to their subscribers. The pricing for subscriptions and content in various countries will vary substantially based on local economic conditions. In general, we aim to sell the monthly subscription for between $1 and $3 and we expect to generally receive between 30%-50% of the monthly subscription revenue. We expect that premium content will generally be sold for between $1 to $2 per item although this price and the monthly subscription rate may vary substantially by country. Operators usually do not charge us or our users for any data charges associated with using our service and for using the operator’s SMS infrastructure to communicate with our subscribers.

Our model consists of the following strategic directives which are discussed in detail below in “Business—Our Strategy”: growing our user base through carrier partnerships, continuing to ensure we have broad handset reach, enhancing our viral and social tools, maintaining and growing our product and technology leadership, building a strong revenue base of recurring monthly subscription revenue, finding new forms of distribution, exploring monetization through advertising, and content leadership.

Overview

Our financial statements were prepared using principles applicable to a going concern, which contemplates the realizations of assets and liquidation of liabilities in the normal course of business. We had approximately $1.75 million of cash and cash equivalents at September 30, 2009. Our average monthly burn rate from operations for the three months and nine months ended on that date was $366,000 and $413,000, respectively. In addition, as of April 1, 2009 we commenced repayment of a $5.0 million loan over a thirty-six month period (resulting in repayments amounting to approximately to $524,000 during the nine-month period ending on September 30, 2009.). This loan was subsequently modified to defer principal payments until the earlier of six months from the completion of the Bridge Financing in December 2009 or the consummation of this offering.

We are a development stage company. From inception, we have raised approximately $17.5 million. In May 2006, we raised $2.35 million through the issuance of 588 shares of Series A Preferred Stock. Following a stock dividend in August 2006, the number of Series A Preferred Stock amounted to 2,353,887. In February 2007, we completed a financing of $2.1 million of convertible notes, which was later exchanged and included as part of the Series B Financing. In July 2007, we raised a further $10 million through the issuance of 4,592,794 shares of Series B Preferred Stock and the issuance of 200,694 shares of common stock. In addition, in September 2008, we closed a $5.0 million loan from SVB/Gold Hill Capital. In December 2009, we completed a bridge financing of $2.98 million of convertible notes, which will be converted into equity upon the closing of this offering. These amounts have been used to finance our operation until now as we have not yet generated any significant revenues. From inception until September 30, 2009 we recorded losses of $18.04 million and a net cash outflow from operations of $16.43 million.

While anticipated future revenues and cash from these revenues may be realized in future periods, we do not expect this growth to be sufficient to alleviate our funding requirements described in this prospectus. Thus, our ability to continue as a going concern is contingent upon the successful completion of this offering or obtaining alternate financing. These factors raise substantial doubt as to our ability to continue as a going concern without this offering, and our most recent report from our independent registered public accounting firm contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The financial statements do not include adjustments to the value or classification of our assets and liabilities that we may need to make if we are unable to continue operating as a going concern.

A substantial portion of our cash received and anticipated revenues are based in dollars and euros, while a significant portion of our expenses, principally salaries and related personnel expenses, are paid in Israeli currency by our subsidiary. As a result, we are exposed to an exchange rate risk if the value of the dollar or euro significantly depreciates vis-à-vis the value of the New Israeli Shekel.

Revenue

Revenues are recognized from monthly subscription fees and content purchases upon notification from the billing entity (carrier or other third party) that the transaction has been successfully processed. Revenues from services rendered to partners such as carriers, including set-up fees and customization of the service, are recognized upon receipt of customer acceptance. Revenues from minimum monthly revenue guarantees from carriers are recognized at the end of each billing period.

Costs and Expenses

Cost of revenue

Cost of revenue consists primarily of expenses directly related to providing our service in launched markets. These expenses include the costs associated with production servers serving the end-users, royalty fees for content sales and the direct costs of billing services and SMS providers.

Research and development expenses

Research and development expenses consist primarily of salary expenses of our development and quality assurance engineers in our research and development facility in Israel, outsourcing of certain development activities, preparation of patent filings and server and support functions for our development environment.

Marketing expenses

Marketing expenses include the salary of all business development and marketing personnel, 50% of the CEO’s salary, travel expenses relating to business development activity and tradeshows, as well as public relations, advertising and customer acquisition expenses. As we increase our sales, certain commissions to agents will also be included in sales and marketing expenses as well as purchases of content that will increase the attractiveness of our service to end-users. Royalties related to the sale of that content will be recorded in cost of revenue.

General and administrative expenses

General and administrative expenses include 50% of the CEO’s salary, the salary of our finance and administrative personnel, rental costs for both the U.S. and Israeli offices, legal and accounting costs and telephone and other office expenses including depreciation. We expect a significant increase in general and administrative expenses in the twelve months following the consummation of this offering as we incur additional costs of being a public company. These costs will include increased legal and accounting costs, additional insurance costs and director compensation costs.

Non-operating expenses (income)

Until September 2008, our non-operating expense (income) was primarily from yields from our cash and cash equivalent deposits. Subsequent to September 2008, some of our cash resources have been depleted, we have received lower yields resulting from lower interest rates and we have drawn on our $5.0 million loan from Silicon Valley Bank and Gold Hill, or the venture loan. Accordingly, our finance expense since that date has been primarily from the interest payments on the venture loan. Until the consummation of this offering, these costs will continue to increase as we accrue interest expenses from the bridge financing while we continue to accrue interest from the venture loan. Non-operating expense also includes gains (losses) from foreign exchange rate differences.

Income taxes

Our effective tax rate differs from the statutory federal rate primarily due to differences between income and expense recognition prescribed by income tax regulations and generally accepted accounting principles. We utilize different methods and useful lives for depreciating and amortizing property, equipment and intangible assets and different methods and timing for certain expenses. Furthermore, permanent differences arise from certain income and expense items recorded for financial reporting purposes but not recognizable for income tax purposes. In addition, our income tax expense has been adjusted for the effect of state and local taxes and foreign income from our wholly owned subsidiary. At September 30, 2009, our deferred tax assets were almost entirely offset by a valuation allowance because realization depends on generating future taxable income, which, in our estimation, is not more likely than not to be realized.

Our subsidiary had net income in 2008 and 2007 resulting from services it provided to us. The subsidiary charges us for research and development and certain management services which it provides us, plus a profit margin on such costs, which is currently 8%. However, the subsidiary is a “beneficiary enterprise” as defined in amendment No. 60 to the Israeli Law for the Encouragement of Capital Investment, 1959, which means that income arising from its approved research and development activities is subject to zero percent tax for a period of two years with a reduced rate for the subsequent five years. The subsidiary elected to receive these benefits for the fiscal years of 2007 and 2008. Beginning in 2009, the subsidiary will be subject to taxes on its income.

Results of Operations

Three Months and Nine Months Ended September 30, 2009 and 2008 and the development stage period (cumulative from inception until September 30, 2009)

The following analysis compares the results of our operations for the three and nine months ended September 30, 2009 to the results of operations for the three and nine months ended September 30, 2008.

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,			Cumulative from inception to September 30, 2009
	2009	2008	Change	2009	2008	Change
	($ - in thousands)			($ - in thousands)			($ - in thousands)
Revenue	36	-	36	36	-	36	36

During the three and nine months ended September 30, 2009, we recorded revenues of $36,000 as a result of the launching of our service in Armenia. The agreement with our partner in Armenia included a one time setup fee and monthly revenue guarantees. The revenues recorded were primarily from the one-time fee related to customer acceptance of the setting up of the service and three months of the monthly guarantee. Additional revenue beyond the monthly guarantee from this carrier should be insignificant. These revenues are the only revenues from operations that we have recorded since inception. It is expected that in future periods we will be earning the bulk of our revenue from monthly customer subscriptions in areas where we have launched with a carrier or other partner with some additional revenue from content sales to end-users.

Cost of Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,			Cumulative from inception to September 30, 2009
	2009	2008	Change	2009	2008	Change
	($ - in thousands)			($ - in thousands)			($ - in thousands)
Cost of revenue	54	-	54	54	-	54	54

Cost of revenue is comprised of services related to the provision of content to end-users and servers needed to support the service in Armenia and other launch-ready markets. As our service grows and we launch in other territories, we expect that cost of revenue will grow with the need to provide more content and other services directly relating to the revenue we expect to earn. Given the fact that some of these costs are fixed irrespective of our revenues, we expect our gross margin to increase over time. We believe that we currently have enough server capacity to service up to two million global users before needing to expand our server needs.

Research and Development

	Three Months Ended September 30,			Nine Months Ended September 30,			Cumulative from inception to September 30, 2009
	2009	2008	Change	2009	2008	Change
	($ - in thousands)			($ - in thousands)			($ - in thousands)
Research and development	418	827	(409)	1,456	2,718	(1,262)	7,865

During the three months ended September 30, 2009, research and development expenses decreased $409,000, or 50%, to $418,000, from $827,000 in the three months ended September 30, 2008. During the nine months ended September 30, 2009, research and development expenses decreased $1.26 million, or 46%, to

$1.46 million, from $2.72 million in the nine months ended September 30, 2008. From inception through September 30, 2009, research and development expenses amounted to $7.87 million. Of this amount, approximately $5.7 million was attributed to salaries and related expenses, $1.1 million was attributed to sub-contracting and consulting services and $300,000 was attributed to patent expenses.

While our research and development activities had intensified during the first nine months of 2008 in line with our goals to deepen features and add to mobile carrier functionality, we subsequently retracted due to the global economic climate and certain delays in our product development necessitating us to preserve cash in order to reach a possible fundraising milestone in the future. The decrease in research and development expenses, therefore, were due to the resulting reduction in the development and QA teams of 11 employees (or 40%) in the period from November 2008 and through September 2009, and the ending of a contract with a major subcontractor, who had been working on developing a prototype of a Vringo application for Facebook. This development has been discontinued at the present time and is not part of our current business. The total cost of this subcontractor during the first nine months of 2008 amounted to approximately $200,000.

Marketing

	Three Months Ended September 30,			Nine Months Ended September 30,			Cumulative from inception to September 30, 2009
	2009	2008	Change	2009	2008	Change
	($ - in thousands)			($ - in thousands)			($ - in thousands)
Marketing	373	652	(279)	1,268	1,954	(686)	6,040

During the three months ended September 30, 2009, marketing expenses decreased $279,000, or 43%, to $373,000, from $652,000 in the three months ended September 30, 2008. During the nine months ended September 30, 2009, marketing expenses decreased $686,000, or 35%, to $1.27 million, from $1.95 million in the nine months ended September 30, 2008. From inception through September 30, 2009, marketing expenses totaled $6.04 million. Of this amount, approximately $2.5 million was attributed to salaries and related expenses, $950,000 was attributed to sub-contracting and consulting services, $550,000 was attributed to public relations services and customer acquisition expenses and $1.2 million was attributed to travel and tradeshows.

Our reduction in marketing expenses for the three and nine months periods ended September 30, 2009 was influenced by a change in our advertising strategy which migrated from a “direct-to-consumer” solution whereby we were purchasing advertising clicks in order to acquire users to our service, to a “business-to-business” solution, with less direct marketing. We expect this trend to continue through 2010 as we employ our business-to-business approach in the carrier launched markets. We do, however, expect to complement the carriers’ own marketing efforts with some of our own paid marketing efforts. We also had a reduced presence at the Mobile World Congress trade show in Barcelona and likewise at other trade fairs during this period. There was a resulting reduction in the marketing workforce by four full-time employees (50% of employees) and the reduction in salary of both a full-time consultant and certain full-time employees.

General and Administrative

	Three Months Ended September 30,			Nine Months Ended September 30,			Cumulative from inception to September 30, 2009
	2009	2008	Change	2009	2008	Change
	($ - in thousands)			($ - in thousands)			($ - in thousands)
General and administrative	245	361	(116)	819	982	(163)	3,681

During the three months ended September 30, 2009, general and administrative expenses decreased $116,000, or 32%, to $245,000, from $361,000 in the three months ended September 30, 2008. During the nine months ended September 30, 2009, general and administrative expenses decreased $163,000, or 17%, to $819,000, from $982,000 in the nine months ended September 30, 2008. From inception through September 30, 2009, general and administrative expenses totaled $3.68 million. Of this amount, approximately $1.1 million was attributed to salaries and related expenses, $425,000 was attributed to rent, $485,000 was attributed to professional fees and $280,000 was attributed to depreciation.

The reduction in general and administrative expenses was due primarily to a reduction in salary of certain employees and a decline in rental expenses in our U.S. offices from a monthly expense of approximately $13,000 during 2008 to a monthly expense of $4,000 from January 2009 to August 2009 and reduced further to $2,000 beginning September 1, 2009. The reason for the reduction in rental costs was due to a reduction in workforce as outlined above and our relocation to smaller premises upon the termination of the lease for our U.S. premises in September 2009. In addition, the 2008 balances reflect a one-time legal cost of $65,000 in January 2008 relating to the SVB/Gold Hill loan. General and administrative expenses are expected to rise significantly in 2010 due to the costs of being a public company which will be reflected on higher accounting and legal expenses as well as higher insurance costs and the need to employ additional personnel to meet are our obligations under the Sarbanes-Oxley Act.

Non-operating Expense (Income), Net

	Three Months Ended September 30,			Nine Months Ended September 30,			Cumulative from inception to September 30, 2009
	2009	2008	Change	2009	2008	Change
	($ - in thousands)			($ - in thousands)			($ - in thousands)
Non-operating expense (income), net	144	24	120	449	(35)	484	461

During the three months ended September 30, 2009, non-operating expense, net increased $120,000, or 500%, to $144,000, from $24,000 in the three months ended September 30, 2008. The change in non-operating expense, net was due primarily to interest expense (approximately $40,000 monthly) on the SVB/Gold Hill loan drawn in September 2008, a reduction in yield on money market investments during the period due to global factors and amortization expenses related to the warrants granted in connection with the SVB/Gold Hill loan.

During the nine months ended September 30, 2009, non-operating expense, net increased $484,000, from ($35,000) of non-operating income to $449,000 of non-operating expense in the nine months ended September 30, 2008. The change in non-operating expense (income), net was due primarily to the same factors indicated above. Additional interest expense is expected as a result the Bridge Financing in December 2009, until the initial public offering. After the offering, interest expense should decline as the principal of the venture loan is reduced. We also expect higher yields from larger investments in money market funds as a result of the offering. From inception through September 30, 2009, non-operating expenses totaled $461,000. Of this amount, we recorded income from interest on deposits of $461,000 and interest expense on the venture loan of $465,000. In addition, we recorded $141,000 of debt extinguishment expense and $106,000 of warrant amortization.

Income Taxes

	Three Months Ended September 30,			Nine Months Ended September 30,			Cumulative from inception to September 30, 2009
	2009	2008	Change	2009	2008	Change
	($ - in thousands)			($ - in thousands)			($ - in thousands)
Taxes on income (benefit)	16	7	9	54	(44)	98	(25)

During the three months ended September 30, 2009, taxes on income increased $9,000, or 129%, to $16,000, from $7,000 in the three months ended September 30, 2008. The change in taxes on income was due to profits generated by our subsidiary as a result of the intercompany cost plus agreement between us and the subsidiary, whereby the subsidiary performs development services for us and is reimbursed for its expenses plus 8%. For Financial Statements purposes, these profits are eliminated upon consolidation. The profits of the subsidiary benefitted from a tax holiday in the 2007-2008 tax years but are taxable thereafter. In prior periods, the changes in taxes on income resulted from the change in the deferred tax asset, as those periods were covered by the tax holiday as described above. From inception through September 30, 2009, income tax benefits totaled $25,000.

During the nine months ended September 30, 2009, taxes on income increased $98,000 to $54,000, from ($44,000) in the nine months ended September 30, 2008. The change in taxes on income was due primarily to the same factors indicated above as well as a result of the fact that the revenue of our subsidiary is fully taxable in 2009. This trend will continue as our subsidiary will continue to profit from the cost plus agreement. At a future time, the subsidiary may apply for an extension to its “Beneficiary Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 whereby part of its profits may be tax-exempt.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following analysis compares the results of operations for the year ended December 31, 2008 to the results of operations for the year ended December 31, 2007.

In the period from inception and through December 31, 2008, we did not generate any revenues.

Research and Development Expenses

	Twelve Months Ended December 31,
	2008	2007	Change
	($ - in thousands)
Research and development	3,110	2,541	569

During the year ended December 31, 2008, research and development expenses increased $569,000, or 22%, to $3.11 million from $2.54 million in the year ended December 31, 2007. Following product milestones reached in the latter part of 2007, there was an increase in research and development expenses in 2008, consistent with a proactive focus shift towards the development of the product and the broadening of the application to a wider range of handheld devices. As a result, there was an increase in research and development employees, as well as consultants including a full-time consulting company for the first nine months of 2008 that was the equivalent of two full-time employees.

Marketing

	Twelve Months Ended December 31,
	2008	2007	Change
	($ - in thousands)
Marketing	2,769	1,694	1,075

During the year ended December 31, 2008, marketing expenses increased $1.08 million, or 63%, to $2.77 million, from $1.69 million in the year ended December 31, 2007. These expenses consist principally of salaries, travel, advertising and related expenses. The increase in marketing expenses in 2008 was consistent with strategic directives to broaden partner networks and direct-to-consumer advertising, and resulted in the hiring of marketing and business development personnel in the US and UK, and the addition of two more full-time employees in Israel. Consistent with direct to consumer advertising directives, our representation at trade shows was emphasized in 2008.

General and Administrative

	Twelve Months Ended December 31,
	2008	2007	Change
	($ - in thousands)
General and administrative	1,409	1,025	384

During the year ended December 31, 2008, general and administrative expenses increased $384,000, or 38%, to $1.41 million, from $1.03 million in the year ended December 31, 2007. The change in general and administrative expenses was due to a number of factors including an increase in salary related expenses of approximately $100,000 resulting from an increase in the salaries, benefits and overhead costs of G&A personnel, an opening of a U.S. office from September 2007 and the increase of space at the U.S. office over the course of 2008. Other factors include an increase of approximately $65,000 in legal expenses as a result of the SVB/Gold Hill loan, and an increase in recruitment expenses.

Non-operating Expense (Income), Net

	Twelve Months Ended December 31,
	2008	2007	Change
	($ - in thousands)
Non-operating expense (income), net	51	(25)	76

During the year ended December 31, 2008, non-operating expense (income), net increased $76,000 to $51,000 from ($25,000) in the year ended December 31, 2007. The change in non-operating expense (income), net was due primarily to the payment of interest connected with the SVB/Gold Hill loan during the fourth quarter of 2008 and a reduction of the cash balance of the Company, together with a general reduction in money market yields over the course of 2008. The increase in non-operating income in 2007 was due to better yields on more cash invested in money market funds especially as a result of the Series B financing in July 2007. This increase in non-operating income in 2007 was partly offset by a $141,000 loss on extinguished debt.

Income Taxes

	Twelve Months Ended December 31,
	2008	2007	Change
	($ - in thousands)
Taxes on income (benefit)	(7)	(72)	65

During the year ended December 31, 2008, the tax benefit decreased by $65,000, or 91%, to ($7,000), from ($72,000) in the year ended December 31, 2007. The change in taxes on income was due to the tax holiday granted under the Israeli Law for the Encouragement of Capital Investments, 1959. Under this law, the subsidiary was granted two tax-free years on all of its profits. This was applied to the subsidiary’s profits generated by the intercompany cost plus agreement.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Liquidity and Capital Resources

As of September 30, 2009, we had a cash position of $1.75 million and working capital of $187,000. The decrease in cash of $1.36 million for the third quarter of 2009 was due to negative cash flow from operations. The reduction in expenses in 2009 is reflected in the decrease in net cash used for operations over the course of the first three quarters of 2009.

We have historically funded our operations primarily through the sale of our securities, including sales of common stock, convertible notes, preferred stock and warrants. In May 2006, we raised $2.35 million through the issuance of 2,353,887 shares of Series A Preferred Stock. In February 2007, we completed a financing of $2.1 million of convertible notes, which was later exchanged and included as part of the Series B Financing in July 2007. In July 2007, we raised $12.1 million through the issuance of 4,592,794 shares of Series B Preferred Stock and the issuance of 200,694 shares of common stock. In addition, in September 2008, we closed a $5.0 million loan from SVB/Gold Hill Capital. In December 2009, we completed a bridge financing of $2.98 million of convertible notes. Upon the consummation of this offering, the Series A Preferred Stock and the Series B Preferred Stock will be exchanged for shares of common stock and the notes issued in the bridge financing will be converted into shares of common stock. For the dilutive effect of this financing, please see section entitled “Dilution” on page 27.

We anticipate that we will continue to issue equity and/or debt securities as the primary source of liquidity, when needed, until we generate positive cash flow to support our operations. We cannot give any assurance that the necessary capital will be raised or that, if funds are raised, it will be on favorable terms. Any future sales of securities to finance our company will dilute existing stockholders’ ownership. We cannot guarantee when or if we will ever generate positive cash flow.

As of September 30, 2009, we had 29 full time employees. We expect to increase our workforce by a total of approximately 15-20% in the year following the completion of this offering in the areas of research and development, sales and marketing, and general and administration.

Cash flows for the nine months ended September 30, 2009 and 2008

	Nine Months Ended September 30,
	2009	2008	Change
	($ - in thousands)
Net cash used in operating activities	(3,719)	(5,468)	1,749
Net cash used in investing activities	(29)	(102)	73
Net cash provided by (used in) financing activities	(524)	5,000	(5,524)

Operating activities

During the nine months ended September 30, 2009, net cash used in operating activities totaled $3.72 million. During the nine months ended September 30, 2008, net cash used in operating activities totaled $5.47 million. This decrease of $1.75 million was due to a reduction in headcount and activity in an effort to prevent the depletion of our cash resources due to global economic conditions. We expect that net cash used in operating activities will increase in the twelve months following this offering in connection with the increase in our expenses as we hire additional personnel and increase spending on sales and marketing activities in launched markets. As we move towards greater revenue generation, some of these amounts will be offset by incoming revenue. Since we will receive most of our revenues directly from carriers whose payment schedules are generally at net 60 days or net 90 days, and our suppliers’ payment schedules are generally net 30 days, the increase in revenue will not initially increase our net cash from operating activities.

Investing activities

During the nine months ended September 30, 2009, net cash used in investing activities totaled $29,000. During the nine months ended September 30, 2008, net cash used in investing activities totaled $102,000. This decrease of $73,000 in investing activities is primarily due to a reduced need for fixed assets as a result of the reduction in headcount and the fact that many of the fixed assets purchased in previous period did not need to be replaced. We expect that net cash used in investing activities will increase in the twelve months following the offering. As we hire new personnel, we will need to purchase fixed assets, such as computers, software and office furniture, to serve these employees. Moreover, as our service continues to grow, we will need to invest in infrastructure to increase our server capacity to meet the needs of our customers.

Financing activities

During the nine months ended September 30, 2009, net cash used in financing activities totaled $524,000 from the repayment of the venture loan beginning April 1, 2009. During the nine months ended September 30, 2008, net cash provided by financing activities totaled $5.0 million as a result of the taking of the venture loan. Notwithstanding the proceeds we will receive from this offering, we expect to continue to experience a net cash outflow from financing activities in the twelve months following the offering as we continue to repay our venture loan.

Bridge Financing

On December 29, 2009, we consummated a private placement of our 5% subordinated convertible promissory notes in the aggregate amount of $2.98 million and warrants to purchase 795,200 shares of common stock for an aggregate purchase price of $2.98 million (the “Bridge Financing”), which will convert into equity upon the closing of this offering. In connection with the Bridge Financing, we issued additional warrants to purchase 788,010 shares of common stock to the lead investors, our senior lenders and our placement agent.

Future operations

As a result of this offering, we believe we will have sufficient cash to meet our planned operating needs for at least the next twelve months, based on our current cash levels, including the cash raised from the Bridge Financing. In estimating our expected cash flow, we have considered the current economic climate and our revenue estimations as discussed above. For further discussion regarding capital and other expenditures please see the section entitled “Use of Proceeds”.

We will also assess acquisition opportunities as they arise. We may require additional financing if we decide to make acquisitions. We are not considering any specific acquisition opportunities at this time and there can be no assurance, however, that any such opportunities may arise, or that any such acquisitions may be consummated. Additional financing may not be available on satisfactory terms when required. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution.

Venture loan

We have drawn down on a loan facility for $5.0 million. The loan facility bears interest at a rate of 9.5% per annum and an effective interest rate of 13.3%. The contractual repayment schedule requires a 36-month repayment schedule beginning on March 31, 2009 following a six-month interest only period. Pursuant to the Bridge Financing, we entered into a loan modification agreement with our lenders whereby principal payments on the facility are deferred until the earlier of six months from the Bridge Financing or the consummation of this offering. Following the recommencement of principal payments, the remaining portion of the loan will be amortized over the period from the consummation of this offering through March 1, 2013. Future loan payments on the facility, including principal and interest will amount to approximately $145,000 per month.

Contractual obligations

We have a non-cancellable operating lease for our subsidiary’s offices in Israel for which we pay approximately $5,000 monthly. This commitment is for the period ending May 31, 2010, with an option for a further two years thereafter. Our U.S. lease is cancellable with 45 days notice and we pay $2,000 monthly for this space. The period covered by this lease expires on August 31, 2010.

The subsidiary leases four motor vehicles for certain employees with variable commencement and expiration dates. All leases are for a total of 36 months whereby the final three months of the contract have been prepaid. Total monthly expenses for these leases amount to $3,000. Expiration dates for the leases are on various dates from December 2010 through August 2011.

Critical Accounting Estimates

While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements for the years ended December 31, 2008 and 2007, and our unaudited consolidated financial statements for the three and nine months ended September 30, 2009 and 2008, we believe the following accounting policies to be the most critical in understanding the judgments and estimates we use in preparing our consolidated financial statements.

Accounting for Stock-based Compensation

We account for stock-based awards under ASC 718, “Compensation — Stock Compensation” (formerly SFAS 123R, “Share-Based Payment”), which requires measurement of compensation cost for stock-based awards at fair value on the date of grant and the recognition of compensation over the service period in which the awards are expected to vest. In addition, for options granted to consultants, FASB ASC 505-50, “Equity-Based Payments to Non Employees” is applied. Under this pronouncement, the measurement date of the option occurs on the earlier of counterparty performance or performance commitment. The grant is revalued at every reporting date until the measurement date. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.

We determine the fair value of stock options granted to employees and directors using the Black-Scholes valuation model, which requires significant assumptions regarding the expected stock price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised. We estimate our expected stock volatility based on historical stock volatility from comparable companies. Had we made different assumptions about our common stock fair value, stock price volatility or the estimated time that option and warrant grants will be outstanding before they are ultimately exercised, the related stock based compensation expense, and our net income (loss) and net earnings (loss) per share amounts could have been significantly different.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves management estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At September 30, 2009, we have fully offset our U.S. net deferred tax asset with a valuation allowance. Our lack of earnings history and the uncertainty surrounding our ability to generate U.S. taxable income prior to the expiration of such deferred tax assets were the primary factors considered by management in establishing the valuation allowance.

ASC 740, “Income Taxes” (formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109”), prescribes how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Additionally, for tax positions to qualify for deferred tax benefit recognition under ASC 740, the position must have at least a “more likely than not” chance of being sustained upon challenge by the respective taxing authorities, which criteria is a matter of significant judgment.

Valuation of Instruments in Temporary Equity

Proceeds from our Series B financing have been classified as Temporary Equity. The proceeds were allocated using the relative fair value method. We determined that there are no embedded features that would require bifurcation as derivative instruments. Had management used other assumptions or valuation models, there might have been a material difference in the fair value allocations and the conclusions regarding the accounting treatment for the Series B share issuance.

These shares are redeemable for cash in July 2013. The redemption price is the greater of the original issue price plus declared but unpaid dividends or the fair market value of the Series B preferred shares on the day of the redemption election. In management’s opinion, the fair market value of the Series B preferred shares did not rise above the original price from inception and therefore no accretion has been recorded. Had management concluded that the fair market value of the Series B shares had risen above the original issue price, there might have been a material change in our financial statements and results of operations.

Recently Issued Accounting Pronouncements

In October 2009, FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third-party evidence is unavailable. This guidance is effective for us for all new or materially modified arrangements entered into on or after January 1, 2011 with earlier application permitted as of the beginning of a fiscal year. Full retrospective application of the new guidance is optional. We adopted the pronouncement during 2009 and applied the effect retrospectively from the beginning of 2009, which had an effect on the revenues that we recorded in this period.

In May 2008, FASB issued FASB ASC 470-20, “Debt With Conversion and Other Options.” FASB ASC 470-20 requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. FASB ASC 470-20 is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods presented. The adoption of FASB ASC 470-20 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

General

We provide a comprehensive platform that allows users to create, download and share mobile entertainment content in the form of video ringtones for mobile phones. We believe that our service represents the next stage in the evolution of the ringtone market from standard audio ringtones to high-quality video ringtones, with social networking capability and integration with web systems. Our solution, which encompasses a suite of mobile and PC-based tools, enables users to create, download and share video ringtones with ease, and provides our business partners with a consumer-friendly and easy-to-integrate monetization platform.

We are active in fast growing mobile markets. According to Multimedia Intelligence, the global mobile content market is projected to reach $29 billion by 2012 and Juniper Research projects that the global mobile application market will reach $25 billion in 2014. Our platform combines downloadable mobile applications running on multiple operating systems and hundreds of handsets, a WAP site, which is a simplified website accessible by a user on its mobile phone, and a website together with a robust content integration, management and distribution system.

The mobile products market is very fragmented due to the existence of numerous handsets and operating systems with different capabilities. We have devoted substantial research and development resources to ensure that our platform provides, in our estimation, the best video ringtone experience to each user based on the capabilities of the user’s handset. We believe that we have the broadest video ringtone platform available in the mobile products market which provides a level of support for essentially any data and video enabled handset. In addition to our mobile products, we also offer internet tools which synchronize with our mobile products and which allows users to discover and create content on the internet for their phones. Our servers manage the social relationships between our users and ensure that the right content is delivered to each phone and synchronize a user’s activities between its mobile device and personal computer.

As part of our plan to provide a complete video ringtone platform, we have amassed (and intend to continue to grow) a library of over 4,000 video ringtones for our users. We currently have more than thirty content license agreements with various content providers. We have also developed tools for users to create their own video ringtones and for carriers and other partners to add their own content and deliver it to their customers.

We have a free version of our product that is available for download in most of the world. To date, 850,000 users have registered for our free product primarily through a direct-to-consumer approach. We are now moving to a paid service model together with mobile carriers around the world. The initial revenue model for our service offered through the carriers will generally be a subscription-based model where users pay a monthly fee for access to the service and additional fees for premium content. We generally discontinue the availability of the free product in markets where we launch the commercial subscription version. We have built our platform with a flexible back-end and front-end that is easy to integrate with the back-end systems of mobile carriers and easy to co-brand to include mobile carrier branding.

We have launched our commercial service with the following four mobile carriers:

•	Avea Iletisim Hizmetleri A.S., a mobile carrier in Turkey with 12.1 million subscribers (“Avea”);

•	Maxis Mobile Services SDN BHD, a mobile carrier in Malaysia with 11.4 million subscribers (“Maxis”);

•

Vivacell-MTS, a mobile carrier with 2.0 million subscribers in Armenia, where we have launched our products and services, and part of the MTS operator group with over 96.0 million global subscribers (“Vivacell”); and

•

Emirates Telcommunications Corporation (“Etisalat”), a mobile carrier with 7.3 million subscribers in the United Arab Emirates, where we have launched our products and services, and over 94.0 million subscribers worldwide.

We are currently in discussions with several other mobile carriers and we will be pursuing additional agreements with mobile carriers over the next 12 to 24 months.

Market Overview

The Ringtone Market

Many mobile phone users choose to personalize their mobile phone by changing the standard manufacturer’s ringtone to a ringtone of their choice. Some users select one of the several ringtones installed on the phone by the manufacturer. Since many handsets are now capable of playing conventional digital music files, many mobile users install MP3 and other digital music files as their ringtones to create an even more personalized mobile experience. According to a 2008 study by Ipsos MediaCT, more than one-third of mobile users download ringtones from various sources, and 40% of such users change their ringtones frequently.

Since the early days of mobile phone usage, mobile carriers, mobile media companies and content owners have recognized the sale of ringtones as a source of significant revenues. Ringtones are generally sold as single units or as part of a monthly subscription service in which the user is entitled to a package of ringtones. The ringtone industry was created in 1997 with the first sales of polyphonic ringtones and developed further in 2002 with the creation of the truetone or mastertone.

A significant evolution and innovation in the ringtone business occurred in 2004 with the advent of the ringback tone, which is a tune that the recipient of a call can choose for the caller to hear instead of the standard ring. There has been tremendous growth in ringback tones in recent years. Ringback tones are a network-based service sold by mobile carriers generally on a monthly subscription basis with additional costs for content in some markets. Ringback tones are the first “social ringtones” because users are able to choose the sound that callers will hear when they call the user. According to Multimedia Intelligence, sales in the ringback tone market will triple from 2008 to 2012 to reach $4.7 billion.

Overall, the ringtone business has seen little innovation in recent years and we believe it is ready for the next evolution of products and services. We believe the following factors will contribute to the evolution of the ringtone market in the near future:

Mobile video has arrived. Improved handset technology and the availability of high speed data networks have spurred tremendous growth in mobile video consumption and revenues. According to Pyramid Research, the mobile video market will grow five-fold from 2008 to 2014 to 534.0 million global subscribers, representing $16 billion in revenues in the United States alone. As users begin to consume more mobile video content, they will expect their ringtones to consist of more than plain audio.

Mobile social networking is growing exponentially. Mobile phone users are increasingly engaging in social networking on their phones, using services such as Facebook and Twitter. The commercial success of ringback tones demonstrates that users want a social experience as part of their ringtone experience. According to Juniper Research, global revenues for mobile social networking and user-generated content will rocket from $1.8 billion in 2008 to $11.8 billion in 2013. Our VringForward video ringtone technology allows users to enjoy a rich social experience by sharing video ringtones from our library or generated by a user.

User generated content continues to grow. We believe the growth of user-generated content on sites like YouTube is only at a nascent stage. Furthermore, we believe licensed content may only capture a fraction of the content users are interested in because of the advances in technology that facilitate the creation of user-generated content. Our easy-to-use platform allows users to seamlessly create, edit and share their own user-generated video ringtones.

Consumers are no longer afraid of mobile applications. A mobile application can generally provide users with a much richer experience than a wireless application protocol (WAP)-only experience, which requires a user to navigate the browser on its mobile phone to a specific website. However, for years many users were either hesitant or unable to download most mobile applications due to the complexity of downloading applications or security concerns. That has recently changed as smartphones and data plan penetration have increased substantially and Apple Inc. has provided a very simple user experience for downloading applications through its App Store®. The success of the App Store® has led other handset manufacturers and mobile carriers to develop and market their own stores which we believe will accelerate user adoption of mobile applications. We have multiple versions of our mobile application, which work on more than 200 handsets, and which provide users with a much richer experience than can be achieved via WAP.

Our Product

Our product consists of four primary components:

1.	The Vringo Mobile Application: Our application allows the user to engage in a comprehensive, entertaining, and easy-to-use social video ringtone experience. The application includes many features, such as:

•	Ability for users to set their own personal video ringtones and to create their own video ringtone with their cameras;

•	VringForward™ technology, which enables users to share video ringtones with friends. Users may set a default clip for all of their friends or set specific clips for specific friends;

•	Gallery-based content browsing of video ringtones;

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Unique “push” technology which allows users to subscribe to content channels and have their video ringtone automatically updated. This may create additional monthly subscription revenue by allowing us to sell various channels of content. Automated delivery ensures users feel they are getting value for their subscription; and

•

Compatibility with Symbian, Sony Ericsson, Java, Windows Mobile, Android and Blackberry operating systems. While Windows Mobile, Blackberry and Android do not support video ringtones natively, our development team has enabled our application to work on these devices.

2.	The Vringo WAP Site: While we support over 200 handsets with our application, our application cannot work on many handsets in the market due to technical limitations of the devices. In order to support a much broader segment of the market, we developed a WAP version of the service that provides a streamlined experience for mobile users who can access the WAP site from the browsers on their mobile phones. In particular, this service includes the following features, subject to the handset’s technical capabilities:

•	Download and purchase video ringtones;

•	Choose a VringForward clip that other users with our application will see when they receive a call from you; and

•	Share video ringtones with friends.

3.	The Vringo Website: While video consumption on mobile phones is growing substantially, the vast majority of video browsing and viewing still takes place on the personal computer, or PC. A core component of our product strategy is to allow users to browse and choose their video ringtones on a personal computer from our website (www.vringo.com), and seamlessly deliver content from our website to their mobile phone. Our website includes the following features for users:

•	Choose and purchase video ringtones;

•	Upload video content stored on their PCs and to create personal video ringtones;

•	Engage in social behavior such as setting up VringForward, inviting friends to our service and posting clips to Facebook and other social networks;

•	Manage their accounts; and

•	Automatic synchronization with the mobile application on the user’s phone or WAP account.

Vringo Co-branded Website for MTS/Vivacell

4.	The Vringo Studio: The Vringo Studio is an extension of our website that allows users to access video from multiple websites or from their computer and then edit and send these video clips to their mobile phones as customized video ringtones. We are able to create customized versions of the Vringo Studio for specific content partners and mobile carriers that search only a pre-defined set of content. As with our website, the results are seamlessly synchronized with a user’s mobile device. On the Vringo Studio, users may:

•	Transform user-generated or other video from the web into personalized video ringtones;

•	Import clips into their collection via our application or our WAP site; and

•	Share clips via SMS messaging or email and post clips to social networks.

The Vringo Studio

Our Strategy

Our goal is to become the leading global provider of video ringtones via our social video ringtone platform. To achieve this goal, we plan to:

Grow our user base through mobile carrier partnerships. We have built our product to easily integrate with mobile carriers. We believe the mobile carrier channel is the most efficient and cost effective channel to grow our user base and to monetize our product. We have launched our service with four mobile carriers in Turkey, Malaysia, Armenia and the United Arab Emirates. We are in discussions with additional mobile carriers and we plan to aggressively pursue additional mobile carriers globally.

Continue to ensure we have broad handset reach. The breadth of our mobile handset coverage will be critical for us to grow our business. Our application already supports over 200 handsets and we diligently certify new mobile handset devices as quickly as possible. Additionally, the WAP version of our service is compatible with almost any device that supports video. We will continue to expand the features available as part of our WAP service.

Enhance our viral and social tools. We believe that there is substantial opportunity to increase the social and viral nature of our product, which will be critical for our growth. We will continue to add features to the product to enhance its viral and social aspects and which enable users to connect with their existing social networks on platforms such as Facebook and Twitter.

Maintain and grow our product and technology leadership. Our technical team is made up of highly regarded industry professionals that continually ensure that our product is on the cutting-edge both in terms of ease of use, functionality and look and feel. We have filed 23 patent applications for our platform and we continue to create new intellectual property. We also have managed to create video ringtone applications which work on the Blackberry, Android and Windows Mobile operating systems even though those platforms do not natively support video ringtones. We plan to continue to allocate technical resources to remain ahead of our competition and provide users with a product that is easy-to-use and cutting-edge.

Build a strong revenue base of recurring monthly subscription revenue. In the ringback tone business, the bulk of revenue generation is subscription-based. We believe this model is appropriate for our product and are initially launching the commercial version of our product as a monthly subscription service with mobile carriers. We are focused on ensuring that our product drives value and limits churn. As the video ringtone market matures, our business model may evolve to capitalize on changes in the market.

Find new forms of distribution. While we are currently focused on the mobile carrier distribution channel, we believe there are other avenues that could be successful distribution channels for us. Specifically, we believe broadcasters and content owners could greatly benefit by promoting our service to their customers by monetizing either their content or leveraging their relationship with advertisers via ads.

Explore monetization through advertising. The visual nature of our service opens up the possibility of incorporating ads in the ringtone. We have had several expressions of interest in an advertisement-funded version of our service and we will explore this model in the future.

Content leadership. We believe our library of over 4,000 video ringtones is one of the largest video ringtone libraries in the world. We intend to continue to grow our library to enhance our future revenues although in many markets we will rely on our partners to supplement our library with additional locally licensed content.

Sales, Marketing and Distribution:

We market our service through three primary channels: mobile carriers, content aggregators and owners, and handset manufacturers. Users can also access our service directly from our website or WAP site. We are also engaged in a minimal amount of direct consumer marketing. If our business model were to change and an emphasis were to be placed on direct consumer marketing, our marketing costs may increase significantly.

Vringo for Mobile Carriers

We offer a robust and flexible platform to mobile carriers that allows them to provide a customized Vringo experience to their customers. Due to the highly flexible Vringo architecture, we can customize the service to meet the needs of the mobile carriers. For example, in some countries there are serious concerns regarding branding, content selection and feature availability. Our service can be customized for individual mobile carriers, who can remove certain features, such as user-generated content or the Vringo Studio, from the service, and can be offered on a co-branded or private label basis.

We believe pursuing agreements with mobile carriers is the most efficient channel to commercialize and monetize our service globally. First, mobile carriers have large embedded customer bases that allow them to engage in simple ‘below the line’ (i.e. free for the mobile carrier) marketing efforts. The mobile carrier’s use of below the line marketing efforts can drive significant volumes of users to our service via links and banners on WAP and internet portals as well as SMS messaging campaigns. Additionally, some mobile carriers may engage in ‘above the line’ (i.e. paid for by the mobile carrier) marketing campaigns of services they provide such as co-branded television commercials. Second, directly integrating our billing system with the mobile carrier enables us to offer the best and most seamless purchase experience for the user. Furthermore, integrating our service with the mobile carrier’s SMS center ensures that any SMS message generated by our service will be delivered to the user from a trusted source and without any costs to us.

When we launch our service with a mobile carrier, we discontinue the free version of our service available in that country. We generally start by making the service available only to subscribers of the mobile carrier with whom we have an arrangement in that particular country either due to an exclusivity clause in our agreement with the mobile carrier or related to practical issues surrounding billing customers of mobile carriers in that market with whom we do not have a relationship. Our preferred business model with consumers via mobile carriers is to offer the service as a monthly subscription service. The monthly subscription package allows users to receive access to our service along with some free content. Many mobile carriers also do not charge users for data while using our service as part of the subscription package. If users want to download premium content, they pay an additional a la carte fee per item.

The pricing for subscriptions and content in various countries will vary substantially based on local economic conditions. In general, we aim to sell the monthly subscription for between $1 and $3 and we expect to generally receive between 30% and 50% of the monthly subscription revenue. We expect that premium content will generally be sold for between $1 and $2 per item but this price as well as the monthly subscription rate may vary substantially by country.

We believe the subscription plus premium content sales business model has been successful globally for mobile carriers in the ringback tone business and we believe it best fits our needs at this stage of our lifecycle. However, there are certain markets where mobile carriers may not agree to such a model and we may rely purely on a subscription or content sales strategy.

We have begun to launch our service with Avea, Maxis, Vivacell and Etisalat. We believe mobile carriers find our service attractive because the service is completely outsourced and hosted by us. Mobile carriers are not required to do any network integration and all we require is access to their billing system and SMS center and their marketing efforts. Due to these factors, we believe that we will be able to enter into agreements with additional mobile carriers in the future.

We have agents in Australia, India, Japan, Malaysia, Pakistan, South Africa and Vietnam who help us penetrate mobile carriers and other partners in those markets. We generally pay the agents a percentage of the net revenue we receive from the agreements they help us enter into with mobile carriers. We believe that this is an effective way for us to grow our mobile carrier distribution and we expect that our network of agents will grow over time.

Content Aggregators and Owners

Content aggregators and local value added service (VAS) providers play a crucial role in the mobile ecosystem. In many cases we may choose to launch our service in a market through a local content aggregator or VAS provider as opposed to entering into a direct relationship with a mobile carrier. This strategy may provide us with a faster time to market, give us access to needed local content or enable us to reach across multiple operators in a country by conducting one integration with a partner. Additionally, sometimes mobile carriers themselves direct us to a local aggregator with whom to integrate. For example, in India, we have entered into an agreement with Hungama Digital Media Entertainment Pvt Ltd., or Hungama, a major aggregator of Bollywood content to distribute our service in India. Hungama is already integrated with all the major mobile carriers in India and sells content through all of them. Once Hungama implements our service, we will be able to do a single billing integration and sell content and services across the nine major operators in India who, in the aggregate, have more than 400.0 million customers.

To enter into individual agreements with each of these operators would likely take years. By contrast, our partner can promote our service across all these carriers. Additionally, our partner will provide us with local content to be included in our service in India. Our partner believes that offering our service as a content purchase only without any subscription is more likely to succeed in India so we may launch with that model. We have a revenue sharing agreement with our partner which is based on a percentage of the revenue that the billing mobile carrier pays our partner. Mobile carrier payouts in India are generally between 30% and 40% of the gross consumer price. We expect that our revenue per user in India will be substantially lower than in other markets. In general, working through content aggregators and local value added service providers will decrease our share of the gross amount paid by the consumer as the carrier will take a share for billing the transaction and then pay the content aggregator/local value added service provider who will then pay us a percentage of the revenue they receive from the carrier.

Handset Manufacturers

Handset manufacturers are trying to grab a major piece of the mobile application market by launching application stores. This trend has been spurred by the success of Apple’s iPhone application store. Nokia has put major efforts into its new Ovi store, Research in Motion recently launched a new application store, Samsung is currently in the process of launching their own application store and Sony Ericsson has its own application store as well. We are or will be present on most or all of these application stores but we don’t have immediate plans to monetize the users we gain from these stores. Should the volume of downloads from these sources increase dramatically, we will look at new ways to monetize these users. Our application is also available on mobile carrier application stores in France and the United Kingdom.

In addition to having a presence on application stores, we have an agreement with Sony Ericsson Mobile Communications AB that allows it to preload a link to our service on their phones. They placed our link on several Walkman model mobile phones in many markets, which we believe increases our consumer reach and brand recognition. Subsequently, Sony Ericsson discontinued the Walkman line of phones so we believe it is unlikely that we will be placed on additional Sony Ericsson phones in the short-term.

Content

A key factor for the success of our business is ensuring we have relevant content for users in each market that we launch our service. We have entered into approximately 30 licensing agreements with content owners which provide us with over 4,000 clips. We believe we have one of the largest video ringtone libraries in the world. Our ability to maintain our core library of video ringtone content is important for our success. Additionally, when we enter a market commercially we will look for our partners to bring locally licensed content to our service. Sometimes the mobile carriers will provide content (such as in Armenia), and in other cases we will work with local third party content providers (such as Avrupa Muzik in Turkey) or a combination of sources. Some of our content is free to users while the balance is sold in the markets where our service is commercialized. For content we have licensed (as opposed to the carrier bringing it), we generally pay the content owner approximately 50% of our net revenue from the sale of their clips. We currently do not generally give content owners a share of our subscription revenue but that could change in the future. To date we have spent very little guaranteed money on content licensing although that could change in the future.

Competition

We face competition from companies such as Monikker and Emotive whose Ringjam service provides real time phone-to-phone push audio-only ringtones and from companies like myvtones that offers a video ringtone application for unlocked iPhones. Other indirect competitors include ringtone and video ringtone resellers, such as Jamster, a division of Fox Mobile, and Thumbplay. We also view companies such as GigaFone and Zad Mobile, who offer an advertising platform centered on video ringtones, as competitors.

Currently we believe the competition is minimal as the video ringtone market is still at a nascent stage. As more phones that support video ringtones enter the market and as mobile video services gain in popularity, we expect the competition will increase. Some of our competitors have significantly greater financial resources than we do and may be able to license premium content from major entertainment companies that we do not work with due to the costs associated with licensing their content. We feel that our competitive advantage will be that we provide a comprehensive platform that includes our application, a WAP site, web functionality and social components. We are not aware of any other company that provides a video ringtone platform with all of these components.

Patent Protection

Although we have not been issued any patents relating to our intellectual property, we have filed various patent applications in the U.S. and Europe. The following table sets forth our filed patent applications as well as the current status of such applications:

Country	Appl. #	Title	Application Status
USA	11/997,000	Synchronized Voice and Data System	Pre-Examination
USA	11/544,938	Personalization Content Sharing System and Method	Examination
Europe	07706046.5	(same as above)	Pre-Examination
USA	11/744,917	(Continuation-in-part of above)	Examination
PCT	PCT/IL 2008/00625	(same as above)	Examination
USA	11/549,658	Media Content at the End of Communication	Examination
USA	11/768,989	User-Chosen Media Content	Examination
Europe	07766818.4	(same as above)	Examination
USA	11/775,249	Pushed Media Content Delivery	Pre-Examination
Europe	07766888.7	(same as above)	Pre-Examination
USA	11/773,417	System and Method for Digital Rights Management	Pre-Examination
USA	12/186,592	Advertisement-Based Dialing	Pre-Examination
USA	11/776,689	Group Sharing of Media Content	Examination
USA	11/853,117	Media Playing on Another Device	Pre-Examination
USA	11/853,193	Personalized Installation Files	Examination
USA	11/923,831	Method to Play Vendor Videos	Pre-Examination
USA	12/028,938	Triggering Events for Video Ringtones	Pre-Examination
USA	12/043,974	Smart Contact List	Pre-Examination
USA	12/193,785	Roaming Detection	Pre-Examination
USA	12/367,525	Contact Matching of Changing Content Across Platforms	Pre-Examination
USA	61/226,718	Voting System with Content	Filed
USA	61/289,454	Alternative Ringtones for Mobile Telephones	Filed

We may not be able to successfully defend or claim any legal rights in the invention for which an application has been made but for which the relevant government patent office has not issued a patent. If it is determined that our intellectual property is infringing on the patent of another party, we may be required to license or cross-license the patented technology. We perform periodic reviews of our ongoing technology developments and intend to pursue additional patents as appropriate.

Research and Development Expenses

During the year ended December 31, 2008, we spent $3.11 million on research and development activities, and during the year ended December 31, 2007, we spent $2.54 million on research and development activities. None of these expenses are borne directly by our customers.

Employees

We and our subsidiary currently employ 33 people, of whom 29 are full-time employees. Of the full-time employees, 27 are employed by our subsidiary.

Description of Property

Our principal offices are located at 18 East 16th Street, 7th Floor, New York, NY, consisting of 200 square feet of space, which we lease under a contract expiring on August 31, 2010. We also have 4,000 square feet of space under lease for our research and development center at 1 Yigal Allon Blvd., Beit Shemesh, Israel which expires on May 31, 2010.

Legal Proceedings

We are not party to any legal proceedings.

MANAGEMENT

Directors and Executive Officers	Age	Position
Jonathan Medved	54	Chief Executive Officer and Director
Seth M. Siegel	56	Director
Ralph Simon	63	Director
Andrew Perlman	32	Director
Edo Segal	40	Director
David Corre	36	Vice President, Finance and Administration
Stuart Frohlich	42	Chief Operating Officer
Steven Glanz	37	Senior Vice President, Business Development

The following is a brief summary of the background of each of our directors and executive officers. There are no family relationships among any of the directors or executive officers.

Jonathan Medved co-founded our company and has served as our Chief Executive Officer and a director since April 2006. According to the Washington Post (December 5, 2007), Mr. Medved is “one of Israel’s leading high tech venture capitalists” and was chosen as one of the top 10 most influential Americans who have impacted Israel in the September 2009 New York Times Supplement “Israel at 60”. Mr. Medved co-founded Israel Seed Partners and acted as a co-manager of the fund from January 1995 to January 2006. During Mr. Medved’s tenure, Israel Seed Partners had $262 million under management in four funds and has been an investor in 60 leading Israeli companies. In addition, Mr. Medved co-managed Israel Seed Partners’ successful dispositions of various investments, including the investments in Shopping.com (subsequently acquired by eBay Inc.), Compugen Ltd. (NasdaqCM:CGEN), Answers Corporation (NasdaqCM:ANSW), Cyota Inc. (acquired by RSA Security Inc.), Native Networks (acquired by Alcatel (NYSE:ALA)), Xacct Technologies Inc. (acquired by Amdocs Ltd. (NYSE:DOX)) and Business Layers (acquired by CA, Inc. (NasdaqGS: CA)). Mr. Medved was a member of the founding management team of Accent Software International Ltd., which developed multilingual internet publishing, browsing and email software, and served as its executive vice president of marketing and sales from April 1992 to October 1994. From June 1982 to June 1991, Mr. Medved was a founder of and served as Executive Vice President of Marketing and Sales of MERET Optical Communications, Inc., which was an early pioneer in fiber optic communication systems for video transmission and was acquired by Amoco Corporation (NYSE:BP) in 1990. Mr. Medved serves on the boards of directors of various non-profit organizations, including Ma’aleh and the Jerusalem College of Technology. Mr. Medved studied history at the University of California, Berkeley.

Seth M. Siegel has served as a director since May 2006. Mr. Siegel has been working in the corporate and entertainment licensing industry since 1982. Mr. Siegel is a co-founder of The Beanstalk Group, a leading brand licensing agency and consultancy and a part of Omnicon Group Inc. (NYSE:OMC). He continues his relationship with both The Beanstalk Group (as a Vice Chairman) and Omnicom (as a consultant on special projects). He is also, since 2007, Co-Founder and Co-CEO of Sixpoint Partners, a broker/dealer investment banking boutique and provider of financial advisory and alternative investment solutions for private equity funds and middle market companies. Mr. Siegel has advised many Fortune 500 companies in the proper secondary use of their trademarks, trade dress and copyrights, and has served as an adviser and/or as the licensing agent for such leading brand owners as AT&T, IBM, Harley-Davidson, The Stanley Works, Unilever, Ford Motor Company, Chrysler, Hershey Foods, Campbell Soup, The Rubbermaid Group, and Dr. Scholl’s. Mr. Siegel has also served as an adviser to and licensing agent for Hanna-Barbera Productions in the retail and promotional licensed applications of its classic characters, including The Flintstones, The Jetsons and Scooby-Doo. Mr. Siegel has lectured throughout the United States and has written articles, opinion pieces, and a criticism for a wide array of publications, including The New York Times Op-Ed page and The Wall Street Journal. From April 1995 to June 2004, he was a regular columnist for Brandweek magazine, addressing a broad range of issues relating to the licensing industry and pop culture. Mr. Siegel has served on the Board of Trustees of the Abraham Joshua Heschel School, including ten years on its Executive Committee. He also served as chairman of the Cornell University Hillel. Mr. Siegel sits on both the Cornell University Council and the Advisory Council of Cornell

University’s School of Industrial and Labor Relations. He is also a member of the national Board of Directors of AIPAC, a leading foreign policy advocacy organization. Before his work in the licensing industry, Mr. Siegel practiced law with an entertainment and constitutional law firm in New York. Mr. Siegel received his bachelors degree from Cornell University and his J.D. from Cornell University Law School.

Ralph Simon has served as a director since September 2009 and previously served as a member of our Advisory Board from January 2008 to September 2009. Since January 1999, Mr. Simon has served as chairman, and is now chairman emeritus, of the Mobile Entertainment Forum Americas, the principal global trade association and leading advocate for the mobile entertainment industry established to represent the commercial interests of content, application and service providers and telecom operators. Since October 2003, Mr. Simon has also served as president and chief executive officer of The Mobilium Group, the mobile strategic advisory firm that guides U.S. and international media companies, networks and brands to grow revenues and market share from mobile content, mobile entertainment properties and technologies. In 1998, Mr. Simon co-founded and funded the first ringtone company in the United States and Europe, Yourmobile/Moviso, which was acquired by Vivendi-Universal in December 2003. Mr. Simon currently advises prominent companies, entertainment properties and artists (including U2) in the U.S. and internationally on ways to maximize and develop their mobile businesses and revenues and create significant commercial opportunities on a global basis. On July 2, 2005, he organized and executive produced the mobile and mobile messaging layer for the Live 8 world concert event that established the validity of cross-platform mobile strategies. In December 2005, Mr. Simon was picked as one of the Top 50 mobile entertainment executives world-wide in a poll conducted by the trade journal, Mobile Entertainment Magazine. Prior to his involvement in the mobile entertainment industry, Mr. Simon co-founded Zomba Label Group LLC, which has grown to become a successful independent record and music publishing company. From 1993 to 1995, Mr. Simon served as Executive Vice President of Capitol Records Inc. (a subsidiary of EMI) and Blue Note Records and created EMI’s New Media business. Mr. Simon is a Fellow of the Royal Society of Arts in the United Kingdom and a member of the National Academy of Recording Arts & Sciences in the United States. Mr. Simon was educated at the University of Witwatersrand in Johannesburg, South Africa.

Andrew Perlman has served as a director since September 2009 and served as General Manager of our U.S. operations as well as our Senior Vice President Content & Community from May 2007 to February 2009. In this position, Mr. Perlman managed our United States operations and led our content and social community partnerships. Since February 2009, Mr. Perlman has served as vice president of global digital business development at EMI Music Group, where he is responsible for leading distribution deals with digital partners for EMI’s music and video content. Prior to joining us, Mr. Perlman was senior vice president of digital media at Classic Media, Inc., a global media company with a portfolio of kids, family and pop-culture entertainment brands, from June 2005 to May 2007. In his position with Classic Media, Mr. Perlman led the company’s partnerships across video gaming, online and mobile distribution. From June 2001 to May 2005, Mr. Perlman served as general manager for the Rights Group, LLC and its predecessors, a mobile content and mobile fan club company, where he oversaw mobile marketing campaigns for major international brands such as Visa and Pepsi. In this role, Mr. Perlman developed and negotiated relationships with technology vendors such as Comverse, Mobile 365 and Mobliss. He was also responsible for selling and executing mobile products including the Britney Spears mobile fan club and Justin Timberlake and American Idol branded karaoke. In addition he also participated in sponsorship deals between Britney Spears and Samsung and Justin Timberlake and Orange U.K. Mr. Perlman holds a Bachelor of Arts in Business Administration from the School of Business and Public Management at George Washington University.

Edo Segal has served as a director since July 2008. Since 1999, Mr. Segal has acted as founder and chief technology officer of The Relegence Corporation, a real-time financial news and information search technology company. Relegence was acquired by AOL Time Warner in November 2006. As chief technology officer of The Relegence Corporation, Mr. Segal has led the expansion of this cutting-edge search technology. After leaving AOL Time Warner, Mr. Segal established Futurity Ventures, a venture and incubation entity and now serves as its chief executive officer.

David Corre has served as Vice President, Finance and Administration since June 2006. Mr. Corre has audit experience in a variety of research and development and technology companies. From January 2005 to May 2006, Mr. Corre served as business administrator of Siemens Computer Aided Diagnosis, a subsidiary of Siemens AG (NYSE:SI). From December 1999 to January 2005, Mr. Corre served as an auditor at KPMG Somekh Chaikin, the Israeli member firm of KPMG. Mr. Corre received a bachelor of science degree in Accounting from Touro College’s Jerusalem branch and a bachelor of arts degree in International Relations from the Hebrew University of Jerusalem. Mr. Corre is a certified public accountant in Israel and was admitted into the Institute of Certified Public Accountants in Israel in 2005.

Stuart Frohlich has served as our Chief Operating Officer since January 2007. From July 2001 to December 2006, Mr. Frohlich served as Director of Engineering at NMS Communications Corporation (now LiveWire Mobile, Inc., NasdaqGM:LVWR), during which time he developed NMS’s carrier-grade, high-availability Voice Application Platform (HearSay), as well as the mobile applications running it (MyCaller™ & MobilePlace). From December 1996 to June 2001, Mr. Frohlich served as director of engineering at TraderTools™ Inc., a provider of business solutions, software and services to financial institutions trading foreign currency. In this area he specialized in server and enterprise application design and deployment for leading financial institutions in Europe and the US. Mr. Frohlich’s former clients include, Vodafone, 3 IT, Swisscom CH, Rogers, Etisalat, Elisa FI, Movilnet VE, Calyon (Credit Lyonnais/CAI), Dresdner Bank, Fimat Group, HETCO (Amerada Hess Energy Trading Co.), Man Financial, Refco Capital Markets, Societe Generale, SunGard, The First International Bank of Israel, and Thomson Financial. Mr. Frohlich holds an associates degree in Mechanical Engineering from Tel Aviv University.

Steven Glanz has served as our Senior Vice President, Business Development since June 2006. From March 2006 to June 2006, Mr. Glanz served as Vice President of Business Development at AxisMobile Plc, a leading provider of mass market mobile e-mail solutions. From April 2000 to March 2006, Mr. Glanz served as Vice President of Business Development at Shopping.com (acquired by EBay Inc. (NasdaqGS:EBAY) and played a key role in its growth from a small company with minimal revenues to a public company with over $100 million in revenues. Mr. Glanz was responsible for the majority of that company’s revenue across European countries. From October 1998 to March 2000, Mr. Glanz served as an associate in the financial and health services group at Booz Allen & Hamilton Inc., a strategy and technology consulting firm. Mr. Glanz holds a Bachelor of Arts in Economics from Yeshiva University in New York and a J.D. from Harvard Law School.

Members of the Advisory Board

In addition to our board of directors, we also have access to special advisors who have the background and experience to assist us in evaluating our business strategies and development. The following is a brief summary of the background of each member of our advisory board. There are no family relationships among any of the advisors, executive officers or directors.

Andrew Abramson has served as a member of our Advisory Board since January 2008. Mr. Abramson is the founder and chief executive officer of Communicano, Inc. (previously Strategy Plus). Founded in January 1993, Communicano is an asymmetrical communications consultancy to start-ups, companies in transition and established brands with regard to marketing, advertising, public relations, promotion, events and reputation management. Mr. Abramson has over 36 years of experience in all facets of marketing and corporate communications. During his career, Mr. Abramson has worked with a wide variety of companies, ranging from traditional package goods product and manufacturing companies to technology companies. His clients have operated in numerous industries, including apparel, financial services, online marketplaces, meta-mediaries, mobile, telecommunications, technology, food products, media and entertainment. Mr. Abramson has also worked with sports properties, including teams, athletes, celebrities and facilities. Mr. Abramson also co-hosts “The World Technology Round Up,” a daily technology webcast that is heard via KenRadio.com and its syndication partners, by more than 300,000 daily listeners around the globe. Mr. Abramson has also served as the BBC’s consumer electronics market analyst in the U.S. Mr. Abramson co-hosts the annual CommNexus’

GadgetFest (formerly the San Diego Telecom Council) each year, which provides a preview event of the newest consumer technology products. Mr. Abramson also authors VoIPWatch, a daily web-log (blog), Working Anywhere and WiMax Watch, and writes a weekly wine column for the Del Mar Times. Mr. Abramson holds a Bachelor of Sciences in Journalism with a concentration in advertising from Temple University.

Howard Handler has served as a member of the Advisory Board since July 2008. Since October 2009, Mr. Handler has served as executive vice president of marketing and sales for Madison Square Garden Entertainment, in which position he manages concerts, family shows/Broadway series, events and productions as Radio City Music Hall, Madison Square Garden, the Theater at MSC, The Beacon Theater, the Chicago Theater and the Wang Theater in Boston. From October 2008 to August 2009, Mr. Handler served as executive vice president of marketing at EMI Music Group and led marketing across EMI Music Group’s 13 labels in the United States, Canada and Mexico. From January 2003 to April 2008, Mr. Handler served as chief marketing officer for Virgin Mobile USA, Inc. (NYSE:VM), a mobile virtual network operator in the United States (MVNO) and youth-dedicated wireless service. With Virgin Mobile, Mr. Handler led the team that grew Virgin Mobile’s subscriber base to over five million customers resulting in revenues of $1.2 billion, positive EBITDA and net income and receiving the JD Power & Associates award for the #1 rated pre-paid wireless service two years in a row. From June 2000 to August 2002, Mr. Handler served as president and chief executive officer of Burly Bear Network, a venture-backed cable network and youth marketing company, where he more than tripled revenues in two years before selling the business to National Lampoon. From March 1995 to June 2000, Mr. Handler served as senior vice president and marketing and fan development at The National Football League. In this position, Mr. Handler developed and managed the NFL’s integrated youth initiative, “Play Football,” and built an extensive fan database and direct marketing profit center. From May 1992 to December 1994, Mr. Handler served as senior vice president of marketing for MTV Networks, where he played a central role in the launch of “Beavis & Butt-head,” “The Jon Stewart Show,” “The Real World,” and the Emmy & Peabody Award-winning “Choose or Lose” voter awareness campaign. From January 1990 to April 1992, Mr. Handler served as vice president of marketing and merchandising for Broadway Video Entertainment, producers of “Saturday Night Live” and “Wayne’s World—The Movie.” Mr. Handler holds a Bachelor of Arts in economics and history and an M.B.A. from The University of Michigan.

Jeffrey Belk has served as a member of our Advisory Board since January 2008. Mr. Belk is a managing director of ICT168 Capital, LLC, an entity focused on developing and guiding global growth opportunities in the information and communication technology industries. For over 14 years, Mr. Belk held various positions with Qualcomm Incorporated (NasdaqGS:QCOM). Most recently, from September 2006 to January 2008, Mr. Belk served as senior vice president of strategy and market development of Qualcomm Incorporated, in which position he focused on examining changes in the wireless ecosystem and formulating approaches to help accelerate mobile broadband adoption and growth. From February 2000 to September 2006, Mr. Belk served as senior vice president, global marketing of Qualcomm Incorporated and led a team responsible of all facets of that company’s corporate messaging, communications, and marketing worldwide. From January 1999 to March 2000, Mr. Belk was the vice president and then the senior vice president and general manager of Qualcomm Eudora Products, Qualcomm Incorporated’s award-winning email client. In April 1997, Mr. Belk was named vice president of marketing of Qualcomm Consumer Products, and initiated the company’s global branding and communications efforts. Mr. Belk holds a Bachelor of Arts in economics from the University of California, San Diego and an M.B.A. from the University of California, Irvine.

Sharon Goldstein has served as a member of our Advisory Board since July 2008. In June 2006, Ms. Goldstein founded SYG LLC and currently serves as its chief executive officer. SYG LLC assists startups and technology companies in fundraising, market positioning, strategic partnerships and product management. From September 2005 to June 2006, Ms. Goldstein served as vice president of content business of Volantis Systems Ltd., which operates in the mobile content adaptation industry, where she managed the hosting services business focused on mobile content adaptation for content brands, including Walt Disney Co. (NYSE:DIS), Discovery Communications, LLC, Ebay Inc. (NadaqGS:EBAY), and World Wrestling Entertainment (NYSE:WWE). From February 2003 to June 2005, Ms. Goldstein served as a director of RealNetworks Inc., where she built the mobile products business and developed relationships with operators and handset manufacturers including Nokia Corp. (NYSE:NOK) and Vodafone Group PLC (NYSE:VOD). Under her leadership, RealNetwork’s platform was deployed at over 40 mobile carriers and the mobile player grew from an install base of zero to over 25 million units. Ms. Goldstein holds a Bachelor of Science in industrial and systems and engineering from Georgia Institute of Technology, an M.B.A. from Kellogg Graduate School of Management at Northwestern University and a Masters of Engineering Management from McCormick School of Engineering at Northwestern University. Ms. Goldstein is involved with several philanthropies, including Share Our Strength, which feeds at risk children, the Jewish Community Federation and the Juvenile Diabetes Research Foundation.

Director Independence

A majority of our board of directors will be comprised of independent directors as such term is defined in the rules of The NASDAQ OMX Group, Inc. listing standards and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Committee of the Board of Directors

Our board of directors has formed a compensation committee, which is described below. Prior to the completion of this offering, our board of directors will form an audit committee and a nominating committee, each of which is described below. We will adopt new charter for such committees, as well as other corporate governance guidelines, prior to the closing of this offering in accordance with the applicable requirements of the SEC and The NASDAQ OMX Group, Inc.

Compensation Committee

Our compensation committee will be comprised of three members and will be authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our chief executive officer;

•	establish and review general compensation policies with the objective of attracting and retaining superior talent, rewarding individual performance and achieving our financial goals;

•	administer our stock incentive plans; and

•	prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

Audit Committee

Our audit committee will be comprised of three members and will be authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditor’s audit and non-audit services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions; and

•	prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

Prior to the closing of this offering, we expect that our board of directors will identify a director who will qualify as our audit committee financial expert.

Somekh Chaikin, a member firm of KPMG International, has been our independent registered public accounting firm since inception.

Nominating Committee

Our nominating and governance committee will be comprised of three members and will be authorized to:

•	identify and nominate members of the board of directors; and

•	oversee the evaluation of the board of directors and management.

Code of Ethics

We will adopt a code of ethics that applies to our officers, directors and employees. We will file copies of our code of ethics and our board committee charters as exhibits to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

Executive Compensation

Summary Compensation Table

The table below summarizes the compensation paid by the Company to the CEO and other named executive officers for the fiscal years ended December 31, 2009 and 2008.

Name and principal position	Year	Salary ($) (1)(2)	Bonus ($) (3)	Option awards ($) (4)	All other compensation ($) (5)	Total ($)
Jonathan Medved,	2009	$195,138	—	$16,159	$12,947	$224,244
Chief Executive Officer (principal executive officer)	2008	$247,149	$14,295	$12,372	$13,782	$287,598

David Corre,	2009	$71,627	—	$7,071	—	$78,698
Vice President, Finance and Administration (principal financial and accounting officer)	2008	$86,352	—	$2,718	—	$89,070

Steven Glanz,	2009	$110,196	—	$7,669	—	$117,865
Senior Vice President, Business Development	2008	$132,849	—	$6,146	—	$138,995

Stuart Frohlich,	2009	$110,196	—	$8,877	$10,421	$129,494
Chief Operating Officer	2008	$133,539	—	$2,491	$12,100	$148,130

(1)	Based upon an average exchange rate of 3.92 and 3.55 between the NIS and U.S. Dollar for 2009 and 2008, respectively.
(2)	Salary amounts reflect reduction in salaries effective as of November 2008.
(3)	Bonus reflects amounts waived in lieu of pension compensation.
(4)	Amount expensed using Black-Scholes method for FAS 123 purposes.
(5)	Reflects car lease payments paid on behalf of employee.

Employment Agreements

Jonathan Medved Employment Agreement

Jonathan Medved entered into an employment agreement, dated July 29, 2007 and as amended on August 5, 2008, with Vringo (Israel) Ltd. to act as Chief Executive Officer. Pursuant to the terms of his employment agreement, Mr. Medved’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason by giving advance written notice of 90 days. Pursuant to the terms of his employment agreement, Mr. Medved’s gross monthly salary is NIS 75,000, or an aggregate of NIS 900,000 per year, (approximately $239,500 as of September 30, 2009) and is reviewed by the board of directors annually. In August 2008, the compensation committee of the Board of Directors amended Mr. Medved’s employment agreement retroactively from January 2008 to fix the exchange ratio between the U.S. Dollar and NIS. In October 2008, in an effort to conserve cash, the Company asked and Mr. Medved agreed to reduce his base salary by 15% in exchange for a monthly grant of stock options to purchase 8,766 shares (prior to the anticipated reverse split) of common stock for a period of twelve months. Upon the consummation of this offering, the original base salary will be reinstated.

Mr. Medved may also receive a bonus reflecting personal performance and our general success. There are no specific performance targets set by the board of directors for purposes of determining the amount of the bonus. In connection with the execution of his employment agreement, Mr. Medved was granted options to purchase 125,000 shares of our common stock pursuant to our 2006 Stock Option Plan vesting over four year with an exercise price of $0.50 per share (prior to the anticipated reverse split). Mr. Medved further agreed that we would have the right to repurchase 500,000 of the 800,000 shares of our common stock held by him (prior to the anticipated reverse split) as of July 30, 2007. Mr. Medved will be reimbursed for all pre-approved expenses incurred in connection with his duties pursuant to the employment agreement and he will receive a monthly car allowance of $1,000.

To fulfill obligations to pay severance in certain circumstances pursuant to Israeli law, a Manager’s Policy has been established for Mr. Medved and an amount equal to 15.83% of Mr. Medved’s annual salary shall be deposited towards such Manager’s Policy, which amount will be split among an account for severance pay, disability insurance and a pension fund. Except in circumstances that would not require the payment of severance pursuant to Israeli law, in the event of the termination of Mr. Medved’s employment agreement, the Manager’s Policy will be transferred to him personally. The Manager’s Policy would not be transferred to Mr. Medved in certain circumstances, including breach of confidentiality and non-competition provisions or the breach of fiduciary duties. During the term of Mr. Medved’s employment agreement, an amount equal to 7.5% of his base salary will be deposited into a Further Education Fund recognized by Israeli income tax authorities. The funds may be released to Mr. Medved upon his written request.

If Mr. Medved is terminated without Cause (as defined in his employment agreement) or if Mr. Medved resigns for Good Reason (as defined in his employment agreement), Mr. Medved will be entitled to receive his then current base salary and benefits for a period equal to (i) six months after the date of termination if terminated within the first 18 months following the effective date of the employment agreement and (ii) nine months after the date of termination if terminated after the first 18 months following the effective date of the employment agreement. If Mr. Medved is terminated without Cause or if Mr. Medved resigns with Good Reason following a Change-in-Control (as defined in his employment agreement), Mr. Medved will be entitled to receive severance payments for a period of 12 months from the date of termination or resignation. If Mr. Medved is terminated as a result of the subsidiary’s ceasing its business activities, then Mr. Medved is not entitled to any severance payments. If Mr. Medved is terminated for Cause, then his employment will end immediately and he will not be entitled to any severance payments.

The employment agreement requires Mr. Medved to assign inventions and other intellectual property which he conceives or reduces to practice during employment to us and to maintain our confidential information during employment and thereafter. Mr. Medved is also subject to a non-competition and a non-solicitation provision that extends for a period of twelve months following termination of his employment.

David Corre Employment Agreement

David Corre entered into an employment agreement with Vringo (Israel) Ltd., dated June 1, 2006 and amended on January 1, 2010, to serve as Vice President, Finance and Administration. Pursuant to the terms of his employment agreement, Mr. Corre’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason by giving advance written notice of 30 days. Notwithstanding the foregoing, Mr. Corre may be dismissed immediately, without prior notice, and with no rights to receive further compensation pursuant to his employment agreement upon the occurrence of any event in which severance payments, in whole or in part, may be denied to Mr. Corre pursuant to Israeli law. Such events include, without limitation: (i) indictment for an offense constituting a felony or involving moral turpitude, theft or embezzlement, whether or not involving the Company; (ii) Mr. Corre’s breach of his confidentiality or non-competition obligations pursuant to his employment agreement; or (iii) an act of bad faith by Mr. Corre towards the Company or any other breach of a fiduciary duty towards the Company or any other breach of his employment agreement.

During the term of his employment, Mr. Corre’s gross monthly salary is NIS 26,000, or an aggregate of NIS 312,000 per year (approximately $83,000 as of September 30, 2009). In October 2008, in an effort to conserve cash, the Company asked and Mr. Corre agreed to reduce this base salary by 10% in exchange for a monthly grant of stock options to purchase 2,025 shares (prior to the anticipated reverse split) of common stock for a period of twelve months. Upon the consummation of this offering, his original base salary will be reinstated. Mr. Corre shall be reimbursed for all pre-approved expenses incurred in connection with his duties pursuant to the employment agreement.

To fulfill obligations to pay severance in certain circumstances pursuant to Israeli law, a Manager’s Policy has been established for Mr. Corre and an amount equal to 15.83% of Mr. Corre’s annual salary will be deposited towards such Manager’s Policy, which amount will be split among an account for severance pay, disability insurance and a pension fund. Except in circumstances that would not require the payment of severance pursuant to Israeli law, in the event of the termination of Mr. Corre’s employment agreement, the Manager’s Policy will be transferred to him personally. The Manager’s Policy would not be transferred to Mr. Corre in certain circumstances, including breach of confidentiality and non-competition provisions or the breach of fiduciary duties. During the term of Mr. Corre’s employment agreement, an amount equal to 7.5% of his base salary will be deposited into a Further Education Fund recognized by Israeli income tax authorities. The funds may be released to Mr. Corre upon his written request.

The employment agreement requires Mr. Corre to assign inventions and other intellectual property which he conceives or reduces to practice during employment to us and to maintain our confidential information during employment and thereafter. Mr. Corre is also subject to a non-competition and a non-solicitation provision that extends for a period of twelve months following termination of his agreement.

Steven Glanz Employment Agreement

Steven Glanz entered into an employment agreement with Vringo (Israel) Ltd., dated June 18, 2006 and as amended on July 29, 2007 and as further amended on January 1, 2010, to act as Senior Vice President, Business Development. Pursuant to the terms of his employment agreement, Mr. Glanz’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason by giving advance written notice of 30 days. Notwithstanding the foregoing, Mr. Glanz may be dismissed immediately, without prior notice, and with rights to receive no further compensation pursuant to this employment agreement upon the occurrence of any event in which severance payments, in whole or in part, may be denied to Mr. Glanz pursuant to Israeli law. Such events include, without limitation: (i) indictment for an offense constituting a felony or involving moral turpitude, theft or embezzlement, whether or not involving the Company; (ii) Mr. Glanz’s breach of his confidentiality or non-competition obligations pursuant to his employment agreement; or (iii) an act of bad faith by Mr. Glanz towards the Company or any other breach of a fiduciary duty towards the Company or any other breach of his employment agreement.

During the term of his employment, Mr. Glanz’s gross monthly salary is NIS 40,000, or an aggregate of NIS 480,000 per year (approximately $128,000 as of September 30, 2009). In October 2008, in an effort to conserve cash, the Company asked and Mr. Glanz agreed to reduce this base salary by 10% in exchange for a monthly grant of stock options to purchase 3,116 shares (prior to the anticipated reverse split) of common stock for a period of twelve months. Upon the consummation of this offering, his original base salary will be reinstated. Mr. Glanz shall be reimbursed for all pre-approved expenses incurred in connection with his duties pursuant to the employment agreement.

To fulfill obligations to pay severance in certain circumstances pursuant to Israeli law, a Manager’s Policy has been established for Mr. Glanz and an amount equal to 15.83% of Mr. Glanz’s annual salary will be deposited towards such Manager’s Policy, which amount will be split among an account for severance pay, disability insurance and a pension fund. Except in circumstances that would not require the payment of severance pursuant to Israeli law, in the event of the termination of Mr. Glanz’s employment agreement, the Manager’s Policy will be transferred to him personally. The Manager’s Policy would not be transferred to Mr. Glanz in certain circumstances, including breach of confidentiality and non-competition provisions or the breach of fiduciary duties. During the term of Mr. Glanz’s employment agreement, an amount equal to 7.5% of his base salary will be deposited into a Further Education Fund recognized by Israeli income tax authorities. The funds may be released to Mr. Glanz upon his written request.

In the event the Company is acquired by another entity, Mr. Glanz will be entitled to a 50% acceleration of the vesting of any stock options he holds if his employment is terminated without “cause” or if he resigns with “good reason” as defined in the amendment to his employment agreement.

The employment agreement requires Mr. Glanz to assign inventions and other intellectual property which he conceives or reduces to practice during employment to us and to maintain our confidential information during employment and thereafter. Mr. Glanz is also subject to a non-competition and a non-solicitation provision that extends for a period of 12 months following termination of his agreement.

Stuart Frohlich Employment Agreement

On January 1, 2007, Stuart Frohlich entered into an employment agreement with Vringo (Israel) Ltd. and amended on January 1, 2010 to act as Chief Operating Officer. Pursuant to the terms of his employment agreement, Mr. Frohlich’s term of employment is at the will of the parties and may be terminated by either party for any reason or for no reason by giving advance written notice of 30 days. Notwithstanding the foregoing, Mr. Frohlich may be dismissed immediately, without prior notice, and with rights to receive no further compensation pursuant to this employment agreement upon the occurrence of any event in which severance payments, in whole or in part, may be denied to Mr. Frohlich pursuant to Israeli law. Such events include, without limitation: (i) indictment for an offense constituting a felony or involving moral turpitude, theft or embezzlement, whether or not involving the Company; (ii) Mr. Frohlich’s breach of his confidentiality or non-competition obligations pursuant to his employment agreement; or (iii) an act of bad faith by Mr. Frohlich towards the Company or any other breach of a fiduciary duty towards the Company or any other breach of his employment agreement.

During the term of his employment, Mr. Frohlich receives a gross monthly salary of NIS 40,000, or an aggregate of NIS 480,000 per year (approximately $128,000 as of September 30, 2009). In October 2008, in an effort to conserve cash, the Company asked and Mr. Frohlich agreed to reduce this base salary by 10% in exchange for a monthly grant of stock options to purchase 3,116 shares (prior to the anticipated reverse split) of common stock for a period of twelve months. Upon the consummation of this offering, his original base salary will be reinstated. Mr. Frohlich shall be reimbursed for all pre-approved expenses incurred in connection with his duties pursuant to the employment agreement. In addition, the Company shall pay the lease for Mr. Frohlich’s car.

To fulfill obligations to pay severance in certain circumstances pursuant to Israeli law, a Manager’s Policy has been established for Mr. Frohlich and an amount equal to 15.83% of Mr. Frohlich’s annual salary will be deposited towards such Manager’s Policy, which amount will be split among an account for severance pay, disability insurance and a pension fund. Except in circumstances that would not require the payment of severance pursuant to Israeli law, in the event of the termination of Mr. Frohlich’s employment agreement, the Manager’s Policy will be transferred to him personally. The Manager’s Policy would not be transferred to Mr. Frohlich in certain circumstances, including breach of confidentiality and non-competition provisions or the breach of fiduciary duties. During the term of Mr. Frohlich’s employment agreement, an amount equal to 7.5% of his base salary will be deposited into a Further Education Fund recognized by Israeli income tax authorities. The funds may be released to Mr. Frohlich upon his written request.

The employment agreement requires Mr. Frohlich to assign inventions and other intellectual property which he conceives or reduces to practice during employment to us and to maintain our confidential information during employment and thereafter. Mr. Frohlich is also subject to a non-competition and a non-solicitation provision that extends for a period of 12 months following termination of his agreement.

Outstanding Equity Awards at 2009 Fiscal Year End

The table below sets forth information regarding outstanding equity awards held by our named executive officers as of the end of 2009 granted under our 2006 Stock Option Plan. We have omitted from this table the columns pertaining to stock awards because they are inapplicable. All figures included in this table are historical in nature and do not reflect the anticipated reverse split.

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Jonathan Medved (1)	70,312	54,688	—	0.50	7/30/2013
Jonathan Medved (1)	4,383	13,149	—	0.25	6/25/2015
Jonathan Medved (1)	—	52,596	—	0.25	6/25/2015
Stuart Frohlich (1)	20,625	9,375	—	0.25	1/1/2013
Stuart Frohlich (1)	4,375	5,625	—	0.75	1/20/2014
Stuart Frohlich (1)	3,125	6,875	—	0.75	7/29/2014
Stuart Frohlich (1)	1,558	4,674	—	0.25	6/25/2015
Stuart Frohlich (1)	—	18,696	—	0.25	6/25/2015
David Corre (2)	17,500	2,500	—	0.25	10/30/2012
David Corre (1)	6,562	8,438	—	0.75	1/20/2014
David Corre (1)	3,125	6,875	—	0.75	7/29/2014
David Corre (1)	1,012	3,038	—	0.25	6/25/2015
David Corre (1)	—	12,150	—	0.25	6/25/2015
Steven Glanz (2)	43,750	6,250	—	0.25	10/30/2012
Steven Glanz (1)	17,500	22,500	—	0.75	1/20/2014
Steven Glanz (1)	1,558	4,674	—	0.25	6/25/2015
Steven Glanz (1)	—	18,696	—	0.25	6/25/2015

(1)	25% of the options shall vest in arrears on the date which is twelve months after the vesting commencement date set forth above, subject to the optionee’s continuous service status on such date. The remaining 75% of the options shall vest in twelve equal increments, quarterly in arrears (that is, 6.25% per quarter), over the following three years, in each case subject to the optionee’s continuous service status on the relevant vesting date.
(2)	Vesting schedule: 42 month vesting schedule with the first 25% vesting in arrears only after completion of the first six months of continuing service commencing as of the date of adoption of the Plan (October 30, 2006, meaning the first 25% shall vest as of April 30, 2007), and the remaining 75% to vest in 12 equal quarterly installments (6.25% per quarter), in arrears, over the 3 year period beginning on the six-month anniversary of the adoption of the Plan, but such vesting to occur only if optionee remains employed or affiliated with us as of such date.

Employee Benefit Plans

Under Israeli law, our subsidiary is required to make severance payments to terminated employees and employees leaving employment in certain other circumstances, based on the most recent monthly salary for each year of an employee’s service. All of the subsidiary’s employees have signed agreements with the subsidiary limiting its severance liability to actual deposits in the above mentioned severance plans, pursuant to Section 14 of the Severance Payment Law of 1963.

2006 Stock Option Plan

On October 30, 2006, we adopted the 2006 Stock Option Plan, or Option Plan, pursuant to which we reserved, prior to the anticipated 1 for 6 reverse split, 880,000 shares of common stock for issuance. On July 30, 2007, we amended and restated the original plan in its entirety, which increased the number of common stock reserved for issuance to 2,791,000. On January 27, 2010, we amended the Option Plan to increase the number of shares of common stock reserved for issuance to 14,139,342. The awards issuable under the Option Plan include incentive stock options, nonqualified stock options and other options issued pursuant to Israeli law. The Option Plan is administered by our board of directors or a committee appointed by our board of directors, who have the discretion to determine the terms and conditions of awards issued thereunder, including the exercise price and vesting period. The options are exercisable for six years from the effective date. The Option Plan provides for grants or sales of common stock options to employees, directors and consultants.

As of the date hereof and prior to the anticipated reverse split, we have issued options to purchase an aggregate of 1,968,124 shares of our common stock at prices ranging from $0.25 to $0.75 per share pursuant to the Option Plan. Of these outstanding options, 775,184 are issued to our current directors and officers. The outstanding options include options reserved for issued warrants to purchase 120,000 shares of our common stock at $0.25 per share. In connection with this offering, and after giving effect to the reverse split, we will issue options to our management to purchase (i) 1,891,397 shares of our common stock at an exercise price of $0.01 per share and (ii) 1,891,397 shares of our common stock at an exercise price of $5.50 per share pursuant to the Option Plan. For additional details regarding options outstanding, please refer to the Stockholders’ Equity note to the Financial Statements.

Director Compensation

The following table and text discuss the compensation of persons who served as a member of our Board of Directors during all or part of 2009, other than Mr. Medved whose compensation is discussed under “Executive Compensation” above and who was not separately compensated for Board service.

Name	Option awards ($)	All other compensation ($)		Total ($)
Seth Siegel	$4,982	—		$4,982
Edo Segal	$6,323	—		$6,323
Andrew Perlman	$1,100	$22,846	(1)	$23,946
Ralph Simon	$606	—		$606

(1)	Represents employee salary for January and February 2009.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, none of our directors will be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty as a director.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to us or our stockholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	Any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also provides discretionary indemnification for the benefit of our directors, officers, and employees, to the fullest extent permitted by Delaware law, as it may be amended from time to time. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors or officers, or persons controlling us, pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to our amended and restated bylaws, we are required to indemnify our directors, officers, employees and agents, and we have the discretion to advance his or her related expenses, to the fullest extent permitted by law.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

PRINCIPAL STOCKHOLDERS

The table below sets forth the beneficial ownership of our common stock as of December 31, 2009 and as adjusted to reflect the sale of our common stock included in the units offering by this prospectus (assuming none of the individuals listed purchase units in this offering), by:

•	each person who owns more than 5% of our outstanding shares of common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital stock shown as beneficially owned, subject to applicable community property laws.

We have assumed no exercise of the outstanding warrants or options (other than, in the case of each individual or entity listed in the table below, warrants or stock options held by that individual or entity that will be exercisable for our common stock within sixty days of December 31, 2009).

The number of shares of common stock issued and outstanding before this offering is 2,631,213, which includes 366,782 shares of common stock outstanding on the date of this prospectus and shares of common stock that will be acquired by our existing preferred stock and Bridge Note holders at the closing of this offering upon the (i) exchange of all outstanding shares of our preferred stock and (ii) conversion of all outstanding Bridge Notes payable based upon an assumed offering price of $5.00, the mid-point of the $4.00 to $6.00 price range for the offering.

The percentage of common stock beneficially owned after this offering is based on 5,031,213 shares of common stock to be outstanding after this offering, which includes (i) the shares of common stock that will be acquired by our existing preferred stock holders and holders of the Bridge Notes at the closing of this offering upon exchange of all outstanding shares of preferred stock and conversion of all outstanding Bridge Notes payable and (ii) 2,400,000 shares of common stock being offered for sale in this offering but assumes no exercise of the warrants comprising the units offered for sale or the underwriters’ over-allotment option.

	Common Stock
	Before the Offering		As Adjusted for the Offering
	Number of Shares (2) (3)	Percentage of Common Stock (4)	Percentage of Common Stock (4)
Name of beneficial owner (1)
Five percent or more beneficial owners:
Warburg Pincus Private Equity IX, L.P.	840,117	31.9%	16.7%
450 Lexington Ave
New York, NY 10017

David Goldfarb	202,562	7.2%	3.8%

Iroquois Master Fund Ltd.	132,458	5.0%	2.6%
641 Lexington Ave 26FL
New York, NY 10022

Directors and named executive officers:
Jonathan Medved	193,821	6.9%	3.6%
Seth M. Siegel	96,014	3.2%	1.7%
Steven Glanz	20,047	*	*
Edo Segal	12,917	*	*
Andrew Perlman	6,667	*	*
Stuart Frohlich	4,947	*	*
David Corre	4,700	*	*
Ralph Simon	1,278	*	*
All current directors and officers as a group (8 individuals)	340,391	10.5%	5.5%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of the individuals is c/o Vringo (Israel) Ltd., BIG Center, 1 Yigal Allon Blvd, Bet Shemesh 99062, Israel.
(2)	Assumes the full exercise of all options and warrants held by the holder that are exercisable within 60 days of December 31, 2009, except for warrants held by existing holders of our Preferred Stock, which will be cancelled upon the consummation of this offering.
(3)	All ownership is direct beneficial ownership, except for 29,296 shares held in a trust controlled by Seth Siegel.
(4)	Percentage of common stock excludes the exercise of all options and warrants held by the holder that are not exercisable within 60 days of December 31, 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions that were entered into with our executive officers, directors or 5% stockholders during the past two years. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future related party transactions will be approved by our audit committee or a majority of our independent directors who do not have an interest in the transaction and who will have access, at our expense, to our independent legal counsel.

On May 8, 2006, the Company consummated a private placement of 2,353,887 shares of its Series A Preferred Stock for an aggregate purchase price of $2,353,887 (the “Series A Financing”). Investors in the Series A Financing included the following directors and officers of the Company and their affiliates and 5% stockholders: Jonathan Medved, our Chief Executive Officer ($50,000), Steven Glanz, our Senior Vice President, Business Development ($50,000), Daniel T. Ciporin, a director at the time ($100,000), Seth M. Siegel, a director ($100,000), Seth Mitchell Siegel Family Trust, a trust controlled by Seth M. Siegel ($100,000) and Smithfield Fiduciary LLC, a 5% stockholder at the time of the transaction ($276,000). On December 29, 2009, the holders of the Series A Preferred Stock, including the directors, officers and 5% stockholders named above, have agreed to exchange all shares of the Series A Preferred Stock into an aggregate of 451,161 shares of common stock of the Company and to terminate the Investor Rights Agreement in connection with and upon the consummation of this offering.

On February 26, 2007, the Company entered into a convertible loan agreement pursuant to which it received loans in the aggregate amount of $2,064,000 from the lenders named therein (collectively the “Convertible Loan”), which included: Jonathan Medved ($50,000), Daniel T. Ciporin ($25,000) ,Seth M. Siegel ($200,000), Smithfield Fiduciary Trust LLC, a 5% stockholder at the time of the transaction ($234,000) and Shea Ventures LLC, a 5% stockholder at the time of the transaction ($750,000). Pursuant to the terms of the Convertible Loan, the outstanding principal amount and any accrued and unpaid interest thereon may be converted into a subsequent financing meeting certain conditions at a discount to the offering pricing of the securities in such subsequent offering. The amounts outstanding pursuant to the Convertible Loan were converted into the Series B Financing, which is described below.

On July 30, 2007, the Company consummated a private placement of 4,592,794 shares of Series B Preferred Stock, 200,694 shares of common stock and warrants to purchase 1,201,471 shares of common stock for an aggregate purchase price of $12,118,213 (the “Series B Financing”), which amount included the conversion of the Convertible Loan, including the amounts indicated above. Investors and those converting outstanding loan amounts in the Series B Financing included the following directors and officers of the Company and their affiliates and 5% stockholders: Jonathan Medved, Seth M. Siegel, Shea Ventures LLC, a 5% stockholder at the time of the transaction, Warburg Pincus Private Equity (purchased $10,000,000 of securities in the Series B Financing). On December 29, 2009, the holders of the Series B Preferred Stock have agreed to exchange all shares of the Series B Preferred Stock into an aggregate of 1,018,069 shares of common stock of the Company and to terminate the Investor Rights Agreement in connection with and upon the consummation of this offering.

Mr. Medved and Mr. David Goldfarb, co-founders and the original stockholders of our company, are deemed to be our “promoters” as these terms are defined under the federal securities laws.

Our intellectual property counsel is Heidi Brun Associates, a patent firm owned by Heidi Brun, the wife of our co-founder and chief technology officer, David Goldfarb. We paid the patent firm approximately $76,000 in 2009, including $60,000 for legal services and $16,000 for the sub-lease of approximately 10% of our office space.

We paid Degel Software Limited, or Degel, approximately $85,000 for consulting services rendered in 2009. Degel is owned by David Goldfarb, our chief technology officer and co-founder. As of December 31, 2009, Mr. Goldfarb held 7.2% of our outstanding shares of common stock. He has previously served as one of our officers and directors.

DESCRIPTION OF SECURITIES

Upon the closing of this offering, our authorized capital stock will consist of 28,000,000 shares of common stock and 5,000,000 shares of preferred stock. Prior to the anticipated reverse split, we have 2,200,694 shares of common stock issued and outstanding and 2,353,887 shares of Series A Convertible Preferred Stock and 4,592,794 shares of Series B Convertible Preferred Stock issued and outstanding. Upon the closing of this offering and subsequent to the reverse split: (i) our outstanding shares of Series A Convertible Preferred Stock will be exchanged for 451,162 shares of common stock; (ii) our outstanding shares of Series B Convertible Preferred Stock will be exchanged for 1,018,069 shares of common stock; and (iii) all of our Bridge Notes will convert into an aggregate of 795,200 shares of common stock. Assuming such exchange and conversion, as of the date of this prospectus, we have 2,631,213 shares of common stock outstanding held of record by fifty seven stockholders and no outstanding shares of preferred stock. As of the date of this prospectus, there were outstanding options to purchase 4,109,148 shares of common stock and warrants to purchase 3,173,610 shares of common stock.

Units

Each unit consists of one share of common stock and two warrants. Each warrant entitles the holder to purchase one share of common stock. The units will continue to trade and the common stock and warrants comprising the units will begin separate trading on or prior to the 90th day following the date of this prospectus. We will issue a press release announcing when such separate trading will begin.

Common Stock

Holders of our common stock are entitled to one vote for each share held on matters submitted to a vote of the stockholders and do not have cumulative voting rights. Holders of our common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of our outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have designated and issued or which we may designate and issue in the future.

Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock ranks junior to the Series B Convertible Preferred Stock and senior to the common stock and any of our other equity securities of the Company with respect to all rights, privileges and preferences.

After payment in full or setting aside for payment the dividends on the Series B Convertible Preferred Stock, any additional dividends or distributions (other than dividends on the common stock payable solely in common stock) shall be declared or paid among the holders of the preferred stock and common stock then outstanding in proportion to the number of shares held as if all shares of preferred stock were converted to common stock at the then-applicable conversion price.

After the payment of the liquidation preference to the holders of the Series B Convertible Preferred Stock, the holders of the Series A Convertible Preferred Stock shall be entitled to receive liquidation distributions.

The holders of the Series A Convertible Preferred Stock are entitled to one vote for each share of common stock into which the Series A Convertible Preferred Stock are convertible voting together with the common stock as a single class at all meetings of stockholders. In addition, the holders of a majority of the then-outstanding shares of Series A Convertible Preferred Stock, voting together with the common stock as a class, and the then-outstanding shares of Series B Convertible Preferred Stock, shall be entitled to elect three members of the

Company’s board of directors. The vote of a majority of the then-outstanding Series A Convertible Preferred Stock shall also be required to permit the Company to take a variety of corporate actions.

Each share of Series A Convertible Preferred Stock is convertible into one share of common stock. Each share of Series A Convertible Preferred Stock shall automatically convert into shares of common stock upon the earlier of the date specified by vote or agreement of holders of a majority of the shares of Series A Convertible Preferred Stock then outstanding or immediately upon the closing of a “qualified IPO”.

All shares of the Series A Convertible Preferred Stock will be exchanged into 451,162 shares of our common stock upon the closing of this offering.

Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock rank senior to any share of the Series A Convertible Preferred Stock or common stock and any other equity securities of the Company with respect to all rights, privileges and preferences. The holders of our Series B Convertible Preferred Stock are entitled to receive non-cumulative dividends at the rate of $0.21108 if and when declared by the Company.

No dividends or other distributions shall be paid with respect to any shares of the Series A Convertible Preferred Stock or the common unless and until all accrued and unpaid dividends on the Series B Convertible referred Stock shall have been paid or declared and set apart for payment. After payment in full or setting side for payment the dividends on the Series B Convertible Preferred Stock, any additional dividends or distributions (other than dividends on the common stock payable solely in common stock) shall be declared or paid among the holders of the preferred stock and common stock then outstanding in proportion to the number of shares held as if all shares of preferred stock were converted to common stock at the then-applicable conversion price.

The holders of the Series B Convertible Preferred Stock shall be entitled to receive liquidation distributions prior to the holders of the Series A Convertible Preferred Stock and the common stock. In addition, after payment to the Series B Convertible Preferred Stock as described above and after payment of liquidation distributions to the holders of the Series A Convertible Preferred Stock, the remaining assets of the Company shall be available for distribution among the holders of the Series B Convertible Preferred Stock and the common stock in proportion to the number of shares of common stock held by them with the shares of Series B Convertible Preferred Stock being treated as if they had been converted into shares of common stock at the then-effective conversion price.

The holders of the Series B Convertible Preferred Stock are entitled to one vote for each share of common stock into which the Series B Convertible Preferred Stock are convertible voting together with the common stock as a single class at all meetings of stockholders. In addition, the holders of a majority of the then-outstanding shares of Series B Convertible Preferred Stock, voting as a class, shall be entitled to elect two members of the Company’s board of directors. Moreover, the holders of a majority of the then-outstanding shares of Series A Convertible Preferred Stock, voting together with the common stock as a class, and the then-outstanding shares of Series B Convertible Preferred Stock, shall be entitled to elect three members of the Company’s board of directors. The vote of a majority of the then-outstanding Series B Convertible Preferred Stock shall also be required to permit the Company to take a variety of corporate actions.

The holders of a majority of the then-outstanding shares of Series B Convertible Preferred Stock may, at any time after July 30, 2013, require the Company to redeem all or any number of shares of the Series B Convertible Preferred Stock at the redemption price, which is the greater of the original issue price plus declared but unpaid dividends or the fair market value of the Series B preferred shares on the day of the redemption election.

Each share of Series B Convertible Preferred Stock is convertible into one share of common stock. Each share of Series B Convertible Preferred Stock shall automatically convert into shares of common stock upon the earlier of the date specified by vote or agreement of holders of a majority of the shares of Series B Convertible Preferred Stock then outstanding or immediately upon the closing of a “qualified IPO”.

All shares of our Series B Preferred Stock, including all dividends accrued thereon, if any, will be exchanged for 1,018,069 shares of our common stock upon the closing of this offering. Upon conversion, the holders of the Series B Preferred Stock shall not retain the right to accrue additional dividends.

New Preferred Stock

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize the issuance of 5,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of blank check preferred stock, we cannot assure you that we will not do so in the future.

Bridge Notes

On December 29, 2009, we issued 5% subordinated convertible promissory notes, or the Bridge Notes, in the aggregate amount of $2.98 million in a private placement, or the Bridge Financing. Upon consummation of this offering, the Bridge Notes will automatically convert into one share of common stock and two warrants at a conversion price equal to the lesser of (i) $3.75 and (ii) 75% of the offering price of the units in this offering. The Bridge Notes will mature six months from the date of the closing of the Bridge Financing, unless converted earlier upon the consummation of this offering. The Bridge Notes bear an interest at the rate of 5% per annum. The Interest on the Bridge Notes will accrue until maturity and all accrued but unpaid interest will be paid in cash upon maturity or conversion.

Options Outstanding

As of the date hereof and prior to the anticipated reverse split, we have issued options to purchase an aggregate of 1,968,124 shares of our common stock at prices ranging from $0.25 to $0.75 per share pursuant to the Option Plan. Of these outstanding options, 775,184 are issued to our current directors and officers. The outstanding options include options reserved for issued warrants to purchase 120,000 shares of our common stock at $0.25 per share. In connection with this offering, and after giving effect to the reverse split, we will issue options to our management to purchase (i) 1,891,397 shares of our common stock at an exercise price of $0.01 per share and (ii) 1,891,397 shares of our common stock at an exercise price of $5.50 per share pursuant to the Option Plan. For additional details regarding options outstanding, please refer to the Stockholders’ Equity note to the Financial Statements.

Warrants

Existing Warrants

Prior to the consummation of this offering and prior to the anticipated reverse split, there are 1,201,471 warrants, or Existing Warrants, to purchase common stock outstanding exercisable at $5.02 per share for a period beginning on July 30, 2007 and terminating on the earlier of: (i) 5:00 p.m. on July 30, 2010 or (ii) the closing of a bona fide equity financing for the principal purpose of raising capital, pursuant to which the Company raises at least $10,000,000 from the sale of shares of preferred stock.

The exercise price and number of shares of common stock issuable upon exercise of the Existing Warrants may be adjusted in certain circumstances, including in the event of any stock dividend, reclassification, capital reorganization, change in the capital stock of the Company or a change in control (as defined in the warrants).

The Existing Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices with the exercise form included with the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock, including any voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares of common stock will be issued upon exercise of the Existing Warrants. If, upon exercise of the Existing Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, make a cash payment therefore on the basis of the exercise price then in effect.

Bridge Warrants

In connection with the Bridge Financing, we issued to the purchasers of the Bridge Notes warrants to purchase 795,200 shares of common stock. These warrants are exercisable for five years to purchase one share of our common stock at an exercise price of $2.75 per share. The lead investors in the Bridge Financing received additional warrants to purchase 482,346 shares of common stock at $0.01 per share. These warrants will be exerciseable 65 days subsequent to the consummation of this offering, will expire four years after issuance and will be subject to a lock-up agreement for six months subsequent to exercise. Our senior lenders received warrants to purchase 250,000 shares of our common stock in exchange for granting us a six-month moratorium on principal payments on our venture loan in connection with the Bridge Financing. These warrants may be exercised at $2.75 per share and expire ten years after issuance. In connection with its services as placement agent for the Bridge Financing, Maxim Group LLC received warrants to purchase 55,664 shares of common stock. These warrants may be exercised at $3.75 per share and expire five years after issuance.

The exercise price and number of shares of common stock issuable upon exercise of the foregoing warrants may be adjusted in certain circumstances, including in the event of any stock split or dividend. These warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices with the exercise form included with the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock, including any voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares of common stock will be issued upon exercise of these warrants. If, upon exercise of the Existing Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round the number of shares issuable to the nearest whole share.

Public Warrants

The public warrants entitle the registered holder to purchase one share of our common stock at a price equal to 110% of the price of the units sold in the offering, subject to adjustment as discussed below, at any time commencing upon consummation of this offering and terminating at 5:00 p.m., New York City time, on the fifth anniversary of the date of this prospectus. The public warrants shall begin trading separately on or prior to the 90th day after the date of this prospectus. We will issue a press release announcing when such separate trading will begin.

The public warrants will be issued in registered form under a warrant agreement between us and our warrant agent. The material provisions of the public warrants are set forth herein and a copy of the warrant agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the public warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of public warrants being exercised. The public warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their public warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No public warrants will be exercisable unless at the time of the exercise a prospectus relating to common stock issuable upon exercise of the public warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the public warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares of common stock, the warrants may become worthless. Such expiration would result in each holder paying the full unit purchase price solely for the shares of common stock underlying the units. Additionally, the market for the public warrants may be limited if the prospectus relating to the common stock issuable upon exercise of the public warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of such warrants reside. In no event will the registered holders of a public warrant be entitled to receive a net-cash settlement, stock or other consideration in lieu of physical settlement in shares of our common stock.

We may redeem the outstanding warrants without the consent of any third party or the representatives of the underwriters:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days prior written notice of redemption; and

•

if, and only if, the last sales price of our common stock equals or exceeds $             per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption;

provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement covering shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock.

No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrantholder. If multiple warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the warrants.

The price of the warrants has been arbitrarily established by us and the representative of the underwriters after giving consideration to numerous factors, including but not limited to, the pricing of the units in this offering. No particular weighting was given to any one aspect of those factors considered. We have not performed any method of valuation of the warrants.

Representative’s Warrants

We have agreed to grant to Maxim Group LLC, the representative of the underwriters, warrants to purchase a number of units equal to 10% of the total number of units sold in this offering at a price equal to 110% of the price of this units in this offering. The units issuable upon exercise of this option are identical to those offered by this prospectus. The warrants will contain a cashless exercise feature. For a more complete description of the purchase option, see the section entitled “Underwriting — Underwriter Warrants.”

Registration Rights

We agreed with the investors in the Bridge Financing to register the resale of the shares of common stock issuable upon conversion of the Bridge Notes and the shares of common stock issuable upon exercise of the Bridge Warrants and the Special Bridge Warrants on the registration statement filed with the SEC in connection with this offering. In the event we are unable to register all the shares of common stock in connection with this offering, we agreed to file an additional registration statement to cover any such unregistered shares within six months of the consummation of this offering and to use our best efforts to cause the registration statement to be declared effective as promptly as possible after filing and to keep the registration statement continuously effective until all such shares may be sold pursuant to Rule 144. We agreed to pay all fees and expenses related to the filing of such registration statements.

We have granted to Maxim Group LLC, the representative of the underwriters, the following registration rights with respect to the shares of common stock included in the units and the shares of common stock issuable upon exercise of the warrants included in the units issuable upon exercise of the representative’s warrants: (i) one demand at the expense of Maxim Group LLC (ii) one demand at the expense of the holders of the representative’s warrants and (iii) unlimited “piggyback” registration rights at our expense for a period of five (5) years from the consummation of this offering.

Anti-takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our restated bylaws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interest.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporations Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for the units, common stock and warrants will be             .

Listing

We intend to apply to list our units, common stock and warrants on the NASDAQ Capital Market under the symbols “VRNGU,” “VRNG” and “VRNGW,” respectively.

Shares Eligible for Future Sale

Prior to this offering, there was no public market for our securities. When a public market develops, future sales of substantial amounts of our securities in the public market could adversely affect market prices. Upon consummation of this offering, we will have 5,031,213 shares of common stock issued and outstanding.

Approximate Number of Shares Eligible for Future Sale	Date
2,400,000	Upon consummation of this offering, freely tradeable shares of common stock sold in this offering.

2,631,213	Upon consummation of this offering, freely tradeable shares subject to the lock-up agreements described above. These shares include shares of common stock issued upon (i) conversion of the Bridge Notes and (ii) exchange of our outstanding shares of preferred stock.

Rule 144

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding (which will equal approximately 50,312 shares immediately after this offering); or

•

the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, assuming that our common stock is trading at such time.

Sales by a person deemed to be our affiliate under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, Maxim Group LLC, have severally agreed to purchase from us on a firm commitment basis the following respective number of units at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Maxim Group LLC
Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the 2,400,000 units being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the 2,400,000 units being offered to the public, other than those covered by the over-allotment option described below, if any of these units are purchased.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the effective date of the registration statement, to purchase up to 360,000 additional units at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the units offered by this prospectus. The over-allotment option will only be used to cover the net syndicate short position resulting from the initial distribution. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional units as the number of units to be purchased by it in the above table bears to the total number of units offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional units to the underwriters to the extent the option is exercised. If any additional units are purchased, the underwriters will offer the additional units on the same terms as those on which the other units are being offered hereunder.

Commissions and Discounts

The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option. In addition, we have agreed to pay to the underwriters a corporate finance fee equal to 2% of the gross proceeds of this offering for the structuring of the terms of the offering.

The representative has advised us that the underwriters propose to offer the units directly to the public at the public offering price set forth on the cover of this prospectus. In addition, the representative may offer some of the units to other securities dealers at such price less a concession of $              per unit. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $              per unit to other dealers. After the common stock is released for sale to the public, the representative may change the offering price and other selling terms at various times.

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay us for the shares.

	Per Unit	Total Without Over-Allotment	Total With Over-Allotment
Public offering price
Underwriting discount (1)
Proceeds, before expenses, to us

(1)	Does not include the over-allotment option granted to the underwriters and the corporate finance fee in the amount of 2.0% of the gross proceeds payable to the underwriters for the structuring of the terms of the offering.

We have been advised by the representative of the underwriters that the underwriters propose to offer the units to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $ per unit under the public offering price of $             per unit. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per unit to other dealers.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1,700,000, all of which are payable by us.

Representative’s Warrants

We have also agreed to issue to the underwriters warrants to purchase a number of our units equal to an aggregate of 10% of the units sold in this offering. The warrants will have an exercise price equal to 110% of the offering price of the units sold in this offering and may be exercised on a cashless basis. The warrants are exercisable commencing twelve months after the effective date of the registration statement related to this offering, and will be exercisable for five years thereafter. The warrants are not redeemable by us. The warrants also provide for one demand registration of the shares of common stock underlying the warrants at our expense, an additional demand at the warrant holder’s expense and unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the five year period commencing the closing date of this offering. The warrants and the units (including the shares of common stock and warrants underlying the units) have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus. Additionally, the representative’s warrants may not be sold transferred, assigned, pledged or hypothecated for a twelve (12) months following the effective date of the registration statement except to any successor, officer, manager or member of Maxim Group LLC (or to officers, managers or members of any such successor or member), or to the underwriter participating in the offering. The warrants will provide for adjustment in the number and price of such warrants (and the shares of common stock and warrants underlying such warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

Lock-Up Agreements

We and each of our officers, directors, and existing stockholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of twelve (12) months after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Maxim Group LLC, including the issuance of shares of common stock upon the exercise of outstanding options. Notwithstanding the foregoing, our officers, directors and existing stockholders may transfer up to ten percent (10%) of the shares of common stock they beneficially own to a bona fide charity; provided, however, that such charity must agree to be subject to the same lock-up provisions described above for a period of six (6) months from the consummation of this offering.

Each of the purchasers in the Bridge Financing have agreed, subject to certain exceptions, not to offer, sell, grant any option with respect to, pledge or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of six (6) months after the effective date of the registration statement of which this prospectus is a part. Notwithstanding the foregoing, each of the purchasers may sell all or a portion of our securities in the event our stock price meets various specified thresholds for five consecutive trading days.

Pricing of this Offering

Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants were negotiated between us and Maxim Group LLC. Factors considered in determining the prices and terms of the units, including the common stock and warrants underlying the units, include:

•	the history and prospects of companies in our industry;

•	prior offerings of those companies;

•	our prospects for developing and commercializing our products; our capital structure;

•	an assessment of our management and their experience; general conditions of the securities markets at the time of the offering; and

•	other factors as were deemed relevant.

However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry.

In connection with this offering, the underwriters may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe® PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Terms

For a period of eighteen months from the consummation of this offering, we have granted Maxim Group LLC, on any transaction where we elect to employ a banker, the right of first refusal to act as a co- lead manager and book runner, for any and all future public and private equity offerings by us or any of our successors or subsidiaries.

We have further agreed, for a period of three (3) years from the consummation of the offering, to engage a designee of Maxim Group LLC as an observer to our board of directors, where the observer shall attend all meetings of our board of directors and receive all notices and other correspondence and communications sent by us to members of our board of directors. The observer shall be entitled to receive compensation equal to the highest compensation of non-employee directors, exclusive the chairperson of our Audit Committee. The observer also shall be entitled to indemnification by us, coverage under our liability insurance policy for officers and directors, if possible, and reimbursement by us for all costs incurred by him or her in attending any meetings of our board of directors.

We have also agreed that if following the successful completion of the offering, Maxim Group LLC conducts a solicitation for the exercise of outstanding warrants, we will pay to Maxim Group LLC a warrant solicitation fee equal to 3% of the total proceeds received from the exercise of any and all warrants for a period of twelve (12) months following the consummation of this offering.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

Certain of the underwriters or their affiliates have provided from time to time and may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they have received and may continue to receive customary fees and commissions.

Foreign Regulatory Restrictions on Purchase of Units

We have not taken any action to permit a public offering of the units outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of units and the distribution of the prospectus outside the United States.

Italy. This offering of the units has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no units may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the units to be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the securities or distribution of copies of this prospectus or any other document relating to the securities in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of the units is not a public offering in the Federal Republic of Germany. The units may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market the securities in or out of the Federal Republic of Germany. The units are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The units will only be available to persons who, by profession, trade or business, buy or sell securities for their own or a third party’s account.

France. The units offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the securities offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the units offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The units are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom. In the United Kingdom, the units offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any units offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the units offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 as amended. This prospectus has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to other Norwegian potential investors than the addressees without the prior consent of Vringo, Inc.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005 as amended from time to time or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by or filed with the Danish Financial Supervisory Authority or any other public authorities in Denmark. The offering of units will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Sweden. Neither this prospectus nor the units offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the units offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Israel. The units offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The units may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the units or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale, directly or indirectly, to the public of the units offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date) an offer of securities to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

British Virgin Islands. No shares, warrants or units of the Company shall be offered or sold, directly or indirectly, to the public or any member of the public in the British Virgin Islands.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, New York 10017, will pass upon the validity of the securities offered in this prospectus. Ellenoff Grossman & Schole LLP has previously represented Maxim Group LLC and may do so again in the future. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., New York, New York, has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Vringo, Inc. (a development stage company) as of December 31, 2008 and 2007 and for each of the years in the two-year period from December 31, 2008 and for the cumulative period from January 9, 2006 (inception) through December 31, 2008 have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the units offered by this prospectus. This prospectus, which is part of the registration statement filed with the SEC, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the units offered by this prospectus, please see the registration statement and exhibits filed with the registration statement.

You may also read and copy any materials we have filed with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings, including reports, proxy statements and other information regarding issuers that file electronically with the SEC, are also available to the public at no cost from the SEC’s website at http://www.sec.gov. You also may request a copy of the registration statement and these filings by writing us at 18 East 16 th Street, 7th Floor, New York, New York 10003 or calling us at (646) 448-8210.

Upon closing of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room and the SEC’s website referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2008 and 2007	F-3

Consolidated Statements of Operations For the Year Ended December 31, 2008 and 2007 and the period from inception to December 31, 2008	F-5

Statement of Changes in Stockholders’ Equity For the Year Ended December 31, 2008 and 2007 and the period from inception to December 31, 2008	F-6

Consolidated Statements of Cash Flows For the Year Ended December 31, 2008 and 2007 and the period from inception to December 31, 2008	F-7

Notes to the Consolidated Financial Statements as of December 31, 2008	F-8

Condensed Consolidated Balance Sheets as of December 31, 2008 and September 30, 2009 (unaudited)	F-26

Condensed Consolidated Statements of Operations For the Three and Nine Months Ended September 30, 2008 and 2009 (unaudited) and for the period from inception to September 30, 2009	F-28

Condensed Consolidated Statements of Cash Flows For the Three and Nine Months Ended September 30, 2008 and 2009 (unaudited) and for the period from inception to September 30, 2009	F-29

Notes to the Condensed Consolidated Financial Statements as of September 30, 2009	F-31

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Vringo, Inc. (a Development Stage Company):

We have audited the accompanying consolidated balance sheets of Vringo, Inc. (a Development Stage Company) and Subsidiary (collectively “the Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years then ended and for the cumulative period from inception of operations through December 31, 2008. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vringo, Inc. (a Development Stage Company) and Subsidiary as of December 31, 2008 and 2007 and the results of their operations, changes in stockholders’ equity and their cash flows for each of the years then ended and for the cumulative period from inception of operations through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    Somekh Chaikin

Certified Public Accountants (Isr.)

Jerusalem, Israel

January 28, 2010

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Balance Sheets as of December 31,

(in thousands except share and per share data)

		2008	2007
	Note	U.S.$	U.S.$
Current assets
Cash and cash equivalents	3	6,004	8,453
Prepaid expenses and other current assets	4	69	107
Short-term deposit (restricted)		20	20
Deferred tax assets—short-term	12	29	—

Total current assets		6,122	8,580

Long-term deposit		12	4

Property and equipment, net	5	259	265

Deferred tax assets—long-term	12	50	72

Total assets		6,443	8,921

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Balance Sheets as of December 31,—(Continued)

(in thousands except share and per share data)

		2008	2007
	Note	U.S.$	U.S.$
Current liabilities
Accounts payable and accrued expenses	6	585	696
Current maturities of venture loan	8	696	—

Total current liabilities		1,281	696

Long-term liabilities
Accrued severance pay	7	201	291
Venture loan	8	3,970	—

Total long-term liabilities		4,171	291

Commitments and contingencies	14
Temporary equity
Series B convertible and redeemable preferred stock, $0.01 par value per share; 4,900,000 and 4,700,000 authorized, as of December 31, 2008 and 2007, respectively; 4,592,794 shares issued and outstanding as of December 31, 2008 and 2007 (liquidation preference of, and redeemable at, the greater of fair value or $2.6385 per share, or $12.1 million, plus declared but unpaid dividends, if any)	9	11,961	11,954

Stockholders’ equity	10
Common stock, $0.01 par value per share, 14,000,000 authorized; 2,200,694 issued and outstanding as of December 31, 2008 and 2007		22	22
Series A convertible preferred stock, $0.01 par value per share; 2,353,887 authorized; 2,353,887 issued and outstanding as of December 31, 2008 and 2007 (liquidation preference of $1.00 per share, or $2.35 million, plus declared but unpaid dividends, if any)		24	24
Additional paid-in capital		2,960	2,578
Deficit accumulated during development stage		(13,976)	(6,644)

Total deficit in stockholders’ equity		(10,970)	(4,020)

Total liabilities and stockholders’ equity		6,443	8,921

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Operations

(in thousands except share and per share data)

		For the year ended December 31,		Cumulative from inception to December 31, 2008
		2008	2007
	Note	U.S.$	U.S.$	U.S.$
Operating expenses
Research and development		3,110	2,541	6,409
Marketing		2,769	1,694	4,772
General and administrative		1,409	1,025	2,862

Operating loss		7,288	5,260	14,043
Non-operating income	11	(159)	(228)	(429)
Interest and amortization of debt discount expense	11	157	54	211
Non-operating expenses	11	53	8	89
Loss on extinguishment of debt	9	—	141	141

Loss before taxes on income		7,339	5,235	14,055
Taxes on income (benefit)	12	(7)	(72)	(79)

Net loss		7,332	5,163	13,976

Basic and diluted net loss per share		(3.33)	(2.48)	(6.67)

Weighted average number of shares used in computing basic and dilutive net loss per common share		2,200,694	2,083,622	2,094,772

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Statement of Changes in Stockholders’ Equity

(in thousands)

	Common stock	Series A convertible preferred stock	Additional paid-in capital	Accumulated deficit	Total
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
Balance as of January 9, 2006 (inception)	—	—	—	—	—
Issuance of common stock	*—	—	—	—	*—
Issuance of series A convertible preferred stock, net of issuance costs of $33	—	*—	2,321	—	2,321
Stock dividend	20	24	(44)	—	—
Grants of stock options, net of forfeitures-employees	—	—	7	—	7
Grants of stock options, net of forfeitures-non employees	—	—	4	—	4
Net loss for the period	—	—	—	(1,481)	(1,481)

Balance as of December 31, 2006	20	24	2,288	(1,481)	851
Issuance of common stock as part of conversion of convertible loan	2	—	138	—	140
Discounts to temporary equity	—	—	43	—	43
Amortization of discounts to temporary equity	—	—	(4)	—	(4)
Grants of stock options, net of forfeitures-employees	—	—	98	—	98
Grants of stock options, net of forfeitures-non employees	—	—	15	—	15
Net loss for the year	—	—	—	(5,163)	(5,163)

Balance as of December 31, 2007	22	24	2,578	(6,644)	(4,020)
Issuance of warrants	—	—	360	—	360
Amortization of discounts to temporary equity	—	—	(7)	—	(7)
Grants of stock options, net of forfeitures-employees	—	—	18	—	18
Grants of stock options, net of forfeitures-non employees	—	—	11	—	11
Net loss for the year	—	—	—	(7,332)	(7,332)

Balance as of December 31, 2008	22	24	2,960	(13,976)	(10,970)

*	Consideration for less than $1

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31		Cumulative from inception to December 31 2008
	2008	2007
	U.S.$	U.S.$	U.S.$
Cash flows from operating activities
Net loss	(7,332)	(5,163)	(13,976)
Adjustments to reconcile net cash flows from operating activities:

Items not affecting cash flows:
Depreciation	107	68	193
Deferred tax assets, short-term	(29)	—	(29)
Accrued severance pay	(90)	275	201
Share-based payment expenses	29	113	153
Deferred tax assets, long-term	22	(72)	(50)
Accrued interest on convertible loan	—	54	54
Loss on extinguishment of debt	—	141	141
Amortization of loan warrants	26	—	26
Exchange rate losses	48	7	81
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other current assets	38	(81)	(72)
Increase (decrease) in payables and accruals	(115)	368	566

Net cash used in operating activities	(7,296)	(4,290)	(12,712)

Cash flows from investing activities
Acquisition of property and equipment	(101)	(158)	(452)
Short-term deposit	—	—	(20)
Long-term deposits	(8)	(3)	(12)

Net cash used in investing activities	(109)	(161)	(484)

Cash flows from financing activities
Venture loan	5,000	—	5,000
Convertible loans	—	2,064	2,064
Issuance of convertible preferred stock	—	9,874	12,195

Net cash provided by financing activities	5,000	11,938	19,259

Effect of exchange rate changes on cash and cash equivalents	(44)	(7)	(59)

Increase (decrease) in cash and cash equivalents	(2,449)	7,480	6,004
Cash and cash equivalents at beginning of period	8,453	973	—

Cash and cash equivalents at end of period	6,004	8,453	6,004

Supplemental disclosure of cash flows Information
Interest paid	90	—	90

Non-cash transactions
Conversion of convertible loan into convertible preferred stock	—	1,964	1,964
Extinguishment of debt	—	141	141
Discount to the series B convertible preferred stock	—	43	43
Allocation of fair value of loan warrants	334	—	334
Amortization of discount on temporary equity	7	4	11

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 1—General

Vringo, Inc. (the Parent) was incorporated in Delaware on January 9, 2006 and commenced operations during the first quarter of 2006. The Parent formed a wholly-owned subsidiary, Vringo (Israel) Ltd. (the Subsidiary) in March 2006, primarily for the purpose of providing research and development services, as detailed in the intercompany service agreement. Vringo Inc. and the Subsidiary are collectively referred to herein as the Company.

The Company is engaged in developing software for mobile phones. The Company provides a comprehensive platform allowing users to obtain, create and share video ringtones. The Company’s proprietary ringtone platform integrates high quality video and social networking capability with Web systems.

The Company is in the development stage. Therefore, there is no certainty regarding the Company’s ability to complete the product’s development and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of interim financing and achieving operational profitability in the future. The Company has incurred only losses since its inception and expects that it will continue to operate at a net loss over the coming years. The Company is initiating activities to raise capital for ensuring future operations although there are still significant doubts as to the ability of the Company to continue operating as a “going concern”. The Company believes that, subsequent to the successful initial filing with the U.S. Securities and Exchange Commission , it will have sufficient cash to meet its planned operating needs until the end of June 2010, as a result of the release of funds from the bridge financing. It is not possible to estimate the final outcome of these activities. These financial statements do not include any adjustments to the value of assets and liabilities and their classification, which may be required if the Company cannot continue operating as a “going concern”.

The high-tech industry in which the Company is involved is highly competitive and is characterized by the risks of rapidly changing technologies. Penetration into world markets requires investment of considerable resources and continuous development efforts. The Company’s future success depends upon several factors including the technological quality, price and performance of its product relative to those of its competitors.

On May 8, 2006 and July 30, 2007, the Company raised approximately $2 million and $12 million respectively, before related fees and costs, in separate private placement offerings. See Notes 9 and 10 for further details.

As of December 31, 2008, approximately $1.2 million of the Company’s net assets were located outside of the United States.

Note 2—Significant Accounting and Reporting Policies

(a) Basis of presentation

These financial statements have been prepared on a consolidated basis in conformity with generally accepted accounting principles in the United States. For purposes of consolidation, all material intercompany transactions and balances have been eliminated.

The 2008 financial statements as previously presented by the Company to their stockholders, have been modified to account for an immaterial error in the calculation of accrued severance pay and consequently deferred taxes on the Consolidated Balance Sheets and their related impact on the Consolidated Statement of Operations.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

(b) Development stage enterprise

The Company’s principal activities to date have been the research and development of its products and the Company has not generated revenues from its planned, principal operations. Accordingly, the Company’s financial statements are presented as those of a development stage enterprise, as prescribed by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.

(c) Translation into U.S. dollars

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”). Therefore, the dollar has been determined to be the Company’s functional currency. Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation” transactions in foreign currency (primarily in New Israeli Shekels “NIS”) are recorded at the exchange rate as of the transaction date. All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations, as finance expense (income), as they arise.

At December 31, 2008 the exchange rate was U.S.$1 = NIS 3.802 (2007 – U.S.$1 = NIS 3.846). The average exchange rate for 2008 was U.S.$1 = NIS 3.568 (2007 – U.S.$1 = NIS 4.085).

The translation should not be construed as a representation that the foreign currency amounts upon which the translation is based actually represent, or could be converted into, U.S. dollars.

(d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from such estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, deferred tax assets, valuation of convertible preferred and common stock share-based compensation, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(e) Cash and cash equivalents

For the purpose of these financial statements, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

(f) Property and equipment, net

Property and equipment, net are stated at historical cost, net of accumulated depreciation. Depreciation is calculated according to the straight-line method over the estimated useful life of the assets. Annual depreciation rates are as follows:

%
Office furniture and equipment	7-33
Computers and related equipment	33

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease.

(g) Research and development

Software development costs are expensed as incurred until the phase where technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of the Company’s products or their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material. Accordingly, no software development costs have been capitalized by the Company.

(h) Convertible preferred stock

The series B convertible preferred stock has been classified as temporary equity, in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and the guidance in EITF D-98, “Classification and Measurement of Redeemable Securities”. The series A convertible preferred stock have been classified in permanent equity, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.

(i) Accounting for share-based compensation

The Company accounts for share-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)). SFAS 123(R) requires that all share-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. In addition, for options granted to consultants, EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services” is applied.

The fair value of stock options granted to employees and directors, is estimated at the date of grant using the Black-Scholes option-pricing model, which takes into consideration the share price at the date of grant, the exercise price of the option, the expected life of the option, the risk-free interest rates, the expected volatility and dividend yield. The value of stock options, as noted, is recognized as compensation expense on a straight-line basis, over the requisite service period of the entire award, net of estimated forfeitures. The assumptions used in calculating the fair value can be found in note 10(c) below.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

The expected volatility is based on an economic valuation incorporating the volatility of a similar company traded on the NASDAQ, and the industry volatility of hi-tech companies during the respective periods.

The expected life represents the average period of time that options granted are expected to be outstanding. The expected life of the options granted to employees and directors during 2008 and 2007, is calculated based on the simplified method, giving consideration to the contractual term of the options and their vesting schedules. The expected life of options granted to consultants is the maximum contractual term.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

(j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not more likely than not to be realized.

As of January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

(k) Net loss per share data

In accordance with SFAS No. 128, “Earnings Per Share” (SFAS 128), basic net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares plus dilutive potential common stock considered outstanding during the period. However, as the Company generated net losses in all periods presented, potentially dilutive securities, comprised of incremental common shares issuable upon the conversion of series A convertible preferred stock and the exercise of warrants and stock options, are not reflected in diluted net loss per share because such shares are anti-dilutive.

The following table summarizes the securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic earnings per share in the future and were not included in the computation of basic and diluted net loss per share because doing so would have been anti-dilutive for the periods presented:

	December 31, 2008	December 31, 2007
	No. of shares	No. of shares
Common stock warrant issued as a donation	120,000	120,000
Common stock warrants issued to series B convertible preferred stockholders	1,201,471	1,201,471
Series B convertible preferred stock related warrants issued in connection with venture loan (Note 8)	151,602	—
Stock options to employees, directors and consultants under the Stock Option Plan	2,670,809	2,670,809

	4,143,882	3,992,280

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

(l) Recently issued accounting standards

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 165, Subsequent Events (SFAS 165), addressing accounting and disclosure requirements related to subsequent events. SFAS 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of SFAS 165 is not expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (SFAS 168). Upon adoption, the FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. The adoption of SFAS 168 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2008, the FASB ratified the consensus of EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 responded to practice questions about whether an instrument or embedded feature is indexed to the reporting company’s own stock by establishing a framework for the determinations and by nullifying some previous requirements. The adoption of EITF 07-5’s requirements will affect issuers’ accounting for warrants and many convertible instruments with provisions that protect holders from declines in the stock price (“down-round” provisions). Warrants with such provisions will no longer be recorded in equity, and many of the convertible instruments with such provisions will have to be “bifurcated,” with the conversion option separately accounted for as a derivative under SFAS 133. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. It will initially be applied by recording a cumulative-effect adjustment to opening retained earnings at the date of adoption for the effect on outstanding instruments. The adoption of EITF 07-5 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1(FSP APB 14-1), “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods presented. The adoption of FSP APB 14-1 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In October 2009, the Financial Accounting Standards Board (FASB) issued EITF 08-1 which amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. For the company, this guidance is effective for all

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

new or materially modified arrangements entered into on or after January 1, 2011 with earlier application permitted as of the beginning of a fiscal year. Full retrospective application of the new guidance is optional. The Company adopted the pronouncement during 2009 and applied the effect retrospectively from the beginning of the 2009 fiscal year.

Note 3—Cash and Cash Equivalents

	As of December 31,
	2008	2007
	U.S.$ thousands	U.S.$ thousands
In US dollars
Cash	828	304
Cash equivalents (money market funds)	5,021	7,992
In foreign currency (cash only)	155	157

	6,004	8,453

Note 4—Prepaid Expenses and Other Current Assets

	As of December 31,
	2008	2007
	U.S.$ thousands	U.S.$ thousands
Government institutions	30	48
Prepaid expenses and others	30	25
Interest receivable	9	34

	69	107

Note 5—Property and Equipment, Net

	As of December 31,
	2008	2007
	U.S.$ thousands	U.S.$ thousands
Computer equipment	255	194
Furniture and fixtures	116	85
Leasehold improvements	81	72

	452	351
Less: accumulated depreciation and amortization	(193)	(86)

	259	265

As of December 31, 2008 and 2007, approximately $208 thousand and $236 thousand, respectively, of the aggregate value of the Company’s net book value of property and equipment were located in Israel.

During the years 2008 and 2007, the Company recorded $107 thousand and $68 thousand of depreciation expense, respectively.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

Note 6—Accounts Payable and Accrued Expenses

	As of December 31,
	2008	2007
	U.S.$ thousands	U.S.$ thousands
Employee related expenses	276	335
Accrued vacation	113	107
Suppliers	78	138
Accrued expenses and others	118	116

	585	696

Note 7—Accrued Severance Pay

Under Israeli law, the Subsidiary is required to make severance payments to dismissed employees, and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. All of the Subsidiary’s employees signed agreements with the Subsidiary, limiting the Subsidiary’s severance liability to actual deposits in the above mentioned severance plans, under section 14 of the Severance Payment Law of 1963.

The severance liability presented represents special contractual amounts to be paid to two senior officers of the Subsidiary upon termination of their respective employment agreements.

There are no statutory or agreed-upon severance arrangements with U.S. employees.

Note 8—Venture Loan

On January 29, 2008 the Company signed an agreement by which the Company was able to receive a venture loan of up to $5 million under the following conditions: $3 million is available to the Company at the time of signing and through December 31, 2008; a further $2 million becomes available in two installments, but in any event no later than March 31, 2009.

On the agreement date, the venture loan granted the lenders a warrant to purchase up to 66,326 shares of series B convertible preferred stock at the series B convertible preferred stock share price of $2.6385 per share, with additional warrants to be granted upon further drawings against the loan facility at the same terms.

On September 24, 2008, the Company satisfied all the conditions of the loan facility and drew down the full amount of $5 million. As a result of the draw-down, the Company issued to the lenders warrants to purchase a further 85,276 shares of series B convertible preferred stock (bringing the total warrants granted to 151,602). As of the date of the receipt of the loan, $360 thousand was allocated to additional paid-in capital on account of these warrants, with a corresponding discount to the venture loan to be amortized as interest expense over the repayment period of the loan. Amortization expenses for the year ended December 31, 2008 amounted to $26 thousand.

The loan facility bears interest at a rate of 9.5% per annum, effective interest rate of 13.3%, and a repayment schedule over 36 months following an interest-only period ending on the earlier of six months from the first

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

draw-down or March 31, 2009. The repayment schedule of the loan requires the principal to be considered a 48-month, 36-month and 24-month loan for the purposes of repayment, for each of the first, second and third years, respectively.

As per the agreement, the Company began making interest payments in September 2008 and principal repayments will begin in March 2009.

	2008	2007
	U.S.$ thousands	U.S.$ thousands
Venture loan	5,000	—
Discount in respect of warrants	(360)	—

	4,640	—
Amortization of loan warrants	26

Loan balance	4,666	—
Less: current maturities	(696)	—

Long-term loan balance	3,970	—

Future principal repayment schedule is as follows:

U.S.$ thousands
Year ending December 31
2009	696
2010	1,494
2011	1,947
2012	529

4,666

The venture loan agreement provides the lenders with collateral, consisting of first priority security interests in the Parent’s properties, rights and assets, subject to certain exceptions including intellectual property. Pursuant to the terms of a negative pledge arrangement with the lenders, the Parent has agreed not to encumber any of its copyright rights, trademarks or patents. The agreement further stipulates that the Subsidiary would own no assets, except for office furniture and furnishings, including servers, laptops and similar office equipment. In the event that the Subsidiary owns any other assets, other than described above, then the Subsidiary would become a co-borrower to the loan and would grant a first priority security interest in all assets, except for intellectual property, to the lenders.

Further indebtedness incurred pursuant to the Bridge Financing Agreement, subsequent to the balance sheet date (see Note 16), ranks junior to this venture loan agreement.

Note 9—Temporary Equity

On February 26, 2007, the Company entered into a convertible loan agreement pursuant to which it received loans in the aggregate amount of $2 million from the lenders named therein. The loans accrue interest at a rate of 8% per annum and are payable monthly commencing on the date of the convertible loan agreement and ending when all amounts due thereunder are paid in full or converted in full. At the time, the loan agreement stipulated

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

that if within 12 months following the closing of the convertible loan agreements, the Company sells securities in a transaction whereby the Company receives cash proceeds of at least $3,000,000, then the principal and any accrued and unpaid interest shall be converted into the securities sold by the Company in such transaction at a price per share discounted at 15%-20% depending upon the timing of such transaction (“beneficial conversion feature”).

On July 30, 2007, the Company closed a financing round in which it received an additional $10 million, bringing the total proceeds from the convertible loan agreement to $12.1 million (including the outstanding convertible loan principal and accrued but unpaid interest of $54 thousand), net of $126 thousand of share issuance costs. This financing triggered the conversion of the loan and issuance of 4,592,794 shares of series B convertible preferred stock. These shares are redeemable for cash in July 2013. The redemption price is the greater of the original issue price plus declared but unpaid dividends or the fair market value of the series B preferred shares on the day of the redemption election. As the fair market value of the series B preferred shares did not rise above the original issue price from inception, no accretion has been recorded. Series B convertible preferred stockholders have priority liquidation preferences (see Note 10 (f)1).

In addition, as part of the conversion, the lenders received an additional 200,694 shares of common stock in lieu of the abovementioned beneficial conversion feature. The Company accounted for this modification of the original agreement as extinguishment of debt under EITF 06-6 Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments, which resulted in a loss upon extinguishment in the amount of $141 thousand.

Furthermore, in connection with the financing on July 30, 2007, the Company granted to the series B convertible preferred stockholders 1,201,471 warrants to acquire that number of common shares. The warrants which are exercisable at $5.02 per share, shall survive a change of control and expire in July 2010 or upon the successful completion of an equity fundraise of at least $10 million.

Discounts to the series B convertible preferred stock, relating to the warrants, have been applied against temporary equity on the consolidated balance sheets. As of December 31, 2008 and 2007, the unamortized balance of the discount relating to warrants was $32 thousand and $39 thousand, respectively. The Company used the relative fair value method to calculate the value of the convertible preferred stock and the discount in respect of the warrants. The assumptions used in calculating the fair value include risk free interest rate of 3.07%, expected life of warrants of three years, expected volatility of 65%, and no dividend yield.

Note 10—Stockholders’ Equity

(a) Share capital

On January 11, 2006, the Company issued 500 shares of common stock to its two founders for a net amount of $5.

On May 8, 2006, the Company issued 588 shares of series A convertible preferred stock for a net amount of $2.35 million.

On August 8, 2006, the Company declared a stock dividend of 3,999 shares of each share of outstanding stock in their respective classes. The Company treated this transaction as a stock dividend with no adjustment to the par value per respective share due to legal restrictions.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

On July 30, 2007, the Company issued 200,694 shares of common stock in lieu of beneficial conversion terms contained in the convertible loan agreement (see Note 9).

On July 30, 2007, the Company further issued 4,592,794 shares of series B convertible preferred stock which is categorized as temporary equity (see Note 9).

(b) Common stock reserved for issuance of share-based options

On October 30, 2006, the Company adopted the 2006 Stock Option Plan, pursuant to which 880 thousand shares of common stock were reserved for issuance. On July 30, 2007 (the “effective date”), the Company amended and restated the original plan in its entirety by adopting Amendment No. 1 to Stock Option Plan (the “Stock Option Plan”), which increased the number of common stock reserved for issuance to 2,791 thousand.

Through December 31, 2008, 2,671 thousand of these common stock shares were reserved for issuance upon the exercise of options, and the remaining 120 thousand of these common stock shares was reserved in respect of the issuance of a charitable warrant (see Note 10(e)).

(c) Share-based options

Options granted in connection with the Company’s Stock Option Plan are exercisable for six years from the effective date, and generally vest over a four-year period, commencing after the first year. The Stock Option Plan provides for grants or sales of common stock options to employees, directors and consultants. The Company issues new shares upon share option exercises. Options are generally forfeited, if not exercised, within ninety days of termination of employment or service to the Company.

For the years ended December 31, 2008, 2007 and 2006, the Company granted a total of 600 thousand, 563 thousand and 754 thousand stock options to its employees, directors and consultants at an average exercise price of $0.75, $0.42 and $0.25 per share, respectively. Additionally, during the same periods, there were no stock options exercised.

The Company applies SFAS No. 123R in respect of options granted to employees and directors. The Company applies EITF 96-18 for grants to consultants. The Company recorded compensation expense of $29 thousand and $113 thousand for the years ended December 31, 2008 and 2007, respectively. Cumulative from inception the Company has recorded compensation expense of $153 thousand.

Compensation expense is calculated using Black-Scholes model, and the following assumptions:

Year	Risk-free interest rates	Expected life of options (in years)	Expected Volatility	Dividend yield
2007	4.58-4.7%	3-4	0.65-0.71	—
2008	1.96-3.17%	3-4	0.65	—

As of December 31, 2008 and 2007, there were 988 thousand and 1,403 thousand options available for grant under the Stock Option Plan, respectively.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

(d) Stock option activity

The following table summarizes information about stock option activity. As of December 31, 2008 no stock options had expired.

	No. of shares	No. of shares	Weighted average exercise price
	Employees	Non Employees	U.S.$
Outstanding at January 1, 2008	1,141,000	127,500	0.32

Granted	393,000	207,000	0.75
Forfeited	(185,625)	—	0.37

Outstanding at December 31, 2008	1,348,375	334,500	0.47

Exercisable at December 31, 2008	688,740	137,125	0.34

The weighted average fair value of options granted during 2008 and 2007, was $0.38 and $0.39, respectively. There was no aggregate intrinsic value of options granted during 2008 and 2007.

The weighted average remaining contractual life was 4.5 years for stock options outstanding and 4.1 years for stock options exercisable, as of December 31, 2008.

As of December 31, 2008, there was approximately $266 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the incentive plans. That cost is expected to be recognized over a weighted-average period of 4 years. The effect of forfeitures was considered immaterial to unrecognized compensation cost.

The following table represents respective annual amortization of unrecognized share based compensation expense, as mentioned above:

Year ending December 31	U.S.$ thousands
2009	106
2010	87
2011	61
2012	12

266

(e) Warrants

On October 30, 2006, the Company issued a warrant as a donation. The warrant entitles the donee to purchase 120,000 shares of common stock in the Company at a purchase price of $0.25 per share. The warrant expires in October 2016.

Regarding the warrants issued relating the venture loan and the issuance of series B preferred stock (temporary equity), please see Note 8 and Note 9, respectively.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

(f) Liquidation preferences

1. Series B convertible preferred stock liquidation preference

The holders of shares of series B convertible preferred stock shall be entitled to receive out of the assets or surplus funds of the Company legally available for distribution to stockholders before any payment or distribution shall be made to the holders of any class of preferred stock ranking junior to the series B convertible preferred stock or to the common stock, but after distribution of such assets among, or payment thereof over to, creditors of the Company, if any, an amount for each share of series B convertible preferred stock held by such holder equal to the series B convertible preferred stock original issue price of $2.6385 per share, plus any declared but unpaid dividends on the series B convertible preferred stock attributable to such share. If the assets or consideration distributable to holders of the series B convertible preferred stock upon such liquidation shall be insufficient to pay the series B convertible preferred stock liquidation amount to the holders of shares of the series B convertible preferred stock, then such assets or the proceeds thereof shall be distributed among the holders of the series B convertible preferred stock ratably in proportion to the respective amounts to which they otherwise would be entitled.

2. Series A convertible preferred stock liquidation preference

After the payment of the series B convertible preferred stock liquidation amount has been made in full, but before any distribution or payment shall be made to the holders of common stock, the holders of the series A convertible preferred stock shall be entitled to be receive out of the assets or surplus funds of the Company legally available for distribution to stockholders. If the assets or consideration distributable to holders of the series A convertible preferred stock upon such liquidation shall be insufficient to pay the series A convertible preferred stock liquidation amount to the holders of shares of the series A convertible preferred stock, then such assets or the proceeds thereof shall be distributed among the holders of the series A convertible preferred stock ratably in proportion to the respective amounts to which they otherwise would be entitled.

3. Additional liquidation distribution

After the payment of the series A convertible preferred stock liquidation preference has been made in full, the remaining assets of the Company available for distribution to stockholders, if any, shall be distributed with equal priority and pro rata among the holders of the common stock and series B convertible preferred stock in proportion to the number of shares of common stock held by them, with the shares of series B convertible preferred stock being treated for this purpose as if they had been converted to shares of common stock at the then effective series B convertible preferred stock conversion price.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

Note 11—Non-Operating Income and Expense

	For the year ended December 31		Cumulative from inception to December 31 2008
	2008	2007
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
Non-operating income
Interest income	(159)	(228)	(429)

Interest and amortization of debt discount expense
Interest expense from venture loan (Note 8)	131	—	131
Interest expense from warrant amortization (Note 8)	26	—	26
Interest expense from convertible loan (Note 9)	—	54	54

	157	54	211

Non-operating expenses
Exchange rate translation expenses	48	7	81
Other	5	1	8

	53	8	89

Note 12—Income Taxes

(a) The components of income (loss) before income taxes were:

	For the year ended December 31		Cumulative from inception to December 31 2008
	2008	2007
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
U.S.	(7,875)	(5,391)	(14,643)
Non-U.S.	536	156	588

	(7,339)	(5,235)	(14,055)

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

Income tax benefit attributable to the operating loss consists of the following:

	For the year ended December 31		Cumulative from inception to December 31 2008
	2008	2007
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
U.S.
Current	—	—	—
Deferred	—	—	—

	—	—	—

Non-U.S.
Current	—	—	—
Deferred	7	72	79

	7	72	79

Income tax benefit for the years ended December 31, 2008 and 2007, and for the cumulative period from inception until December 31, 2008, differed from the amounts computed by applying the U.S. federal income tax rate of 34% to loss before income taxes, as a result of the following:

	For the year ended December 31		Cumulative from inception to December 31 2008
	2008	2007
	U.S.$ thousands	U.S.$ thousands	U.S.$ thousands
Computed “expected” tax benefit	2,495	1,780	4,779
Foreign tax rate differential	22	9	34
Tax benefit of “Beneficiary Enterprise” tax holiday	79	(22)	57
Change in valuation allowance	(2,539)	(1,652)	(4,639)
Non-deductible expenses	(120)	(50)	(178)
Other items	70	7	26

Income tax benefit	7	72	79

(b)	The Company has net tax loss carryforwards (“NOL”) for U.S. federal purposes in the amount of approximately $ 13.95 million expiring 20 years from the respective tax years to which they relate beginning with 2006. The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of NOL and tax credits in the event of an ownership change of a corporation. Thus, in accordance with Internal Revenue Code, Section 382, the Company’s IPO and recent financing activities may limit the Parent’s ability to utilize its NOL and credit carryforwards although the Parent has not yet determined to what extent. A deferred tax asset in respect to the tax loss carryforwards has not been recorded as in the opinion of the Company’s management, it is more likely than not that the tax loss carryforwards will not be utilized in the foreseeable future.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

The net deferred assets of $79 thousand ($50 thousand long-term and $29 thousand short-term) are in respect of deferred tax assets of the Subsidiary expected to be utilized in future years. These deferred tax assets arise from the following types of temporary differences (in thousands):

	Year ended December 31
	2008	2007
	U.S.$ thousands	U.S.$ thousands
Deferred tax assets:
Liability for accrued employee vacation pay	29	—
Liability for accrued severance pay	50	72
Net operating loss carryforwards	4,745	2,100

Total gross deferred tax assets	4,824	2,172

Deferred tax liability:
Interest expense—warrant allocation (See Note 8)	(106)	—

Total gross deferred tax liability	(106)	—

Less valuation allowance	(4,639)	(2,100)

Deferred tax assets, net	79	72

No valuation allowance has been provided for the non-U.S. deferred tax assets as, based on available evidence, they are more likely than not to be realized.

(c)	Subsidiary tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”)

The Subsidiary has qualified as a “Beneficiary Enterprise” under the 2005 amendment to the Israeli Law for the Encouragement of Capital Investments, 1959 (the “investment Law”). As a Beneficiary Enterprise the Subsidiary is entitled to receive future tax benefits which are limited to a period of seven years. The year in which a company elects to commence its tax benefits is designated as the year of election (“Year of Election”). A company may choose its Year of Election by notifying the Israeli Tax Authorities (the “ITA”) in its annual tax return or within twelve months after the end of the Year of Election, whichever is earlier, or by requesting a pre-ruling from the ITA, no later than six months after the end of the Year of Election. The Subsidiary has elected 2007 as its Year of Election and has received a two year tax holiday for profits accumulated in the years 2007-2008 and a reduced tax rate of 25% for the following five years. Pursuant to Israel’s Economic Efficiency Law, effective from July 14, 2009, the Subsidiary would pay tax on its profits as follows: In the 2009 tax year—26%, in the 2010 tax year—25%, in the 2011 tax year—24%, in the 2012 tax year—23%, in the 2013 tax year—22%, in the 2014 tax year—21%, in the 2015 tax year—20% and as from the 2016 tax year the Subsidiary tax rate will be 18%.

As of the balance sheet dates, the Subsidiary believes that it is in compliance with the conditions of the Beneficiary Enterprise program.

(d)	The Parent files U.S. federal, New York state and local jurisdictions income tax returns.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

Note 13—Fair Value Measurements

The fair value of the Company’s cash and cash equivalents and security deposits at December 31, 2008 and 2007, approximate the carrying value amounts of all the aforementioned financial instruments, as they reflect the amounts at which the financial instruments will be settled. The fair value of the venture loan was consistent with the carrying value, at December 31, 2008.

Note 14—Commitments and Contingencies

Future minimum lease payments under non-cancelable operating leases for office space and cars, as of December 31, 2008, are as follows:

U.S.$ thousands
Year ending December 31
2009	97
2010	55
2011	2

154

Rental expense for operating leases for the years ended 2008 and 2007 and for the cumulative period from inception until December 31, 2008, was $167 thousand, $65 thousand and $256 thousand, respectively.

Note 15—Risks and Uncertainties

(a)	The Company’s primary business is to provide video ringtones globally by partnering with international telecommunication carriers. Principle markets targeted are the U.S., Europe and the Far East. The Company’s business depends on the technological infrastructures, wireless networks and information systems of our international carrier partners.

(b)	The wireless industry in which the Company conducts their business is characterized by rapid technological changes, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards.

(c)	The Company’s data is hosted at a remote location. Although the Company has full alternative site data backed up, they do not have data hosting redundancy and are thus exposed to the business risk of significant service interruptions.

(d)	A significant portion of the Company’s expenses are denominated in NIS. The Company expects this level of NIS expenses to continue for the foreseeable future. Although the average value of the dollar during the second quarter of 2009 increased 0.5% as compared to its value in the first quarter of 2009, it still has not recovered the declines in its average value during the years 2008 and 2007 (12.7% and 7.8%, respectively, as compared to its value in the years immediately preceding such years). If the value of the U.S. dollar weakens against the value of NIS, there will be a negative impact on the Company’s operating costs. In addition, to the extent the Company holds monetary assets and liabilities that are denominated in currencies other than the U.S. dollar, the Company will be subject to the risk of exchange rate fluctuations.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

Note 16—Subsequent Events

(a) Letter of Engagement towards IPO

On November 11, 2009, the Company entered into a Letter of Engagement (“LOE”) with Underwriters to conduct an initial public offering (the “IPO”). The IPO shall consist of the sale of up to $12 million worth of units, defined as consisting of one share of common stock and two warrants (the “IPO Warrants”), (collectively the “IPO Units”).

The IPO Units will be at an offering price per IPO Unit to be determined at the consummation of the IPO (“Offering Price”). Each IPO Warrant exercisable at a price equal to 110% of the Offering Price of the common stock.

The LOE stipulates that upon closing of the IPO, the Company shall grant to the Underwriters share purchase warrants (the “Underwriter’s Warrants”) covering a number of IPO Units equal to 10% of the total number of IPO Units being sold in the IPO. The Underwriter’s Warrants will be non-exercisable for twelve months after the date of the IPO and will expire five years after such date. The Underwriter’s Warrants will be exercisable at a price equal to 110% of the Offering Price of the Common Stock.

The LOE further stipulates that the Company shall grant to the Underwriters an option, exercisable within 45 days after the closing of the IPO, to acquire up to an additional 15% of the total number of IPO Units to be offered by the Company, on the same terms and conditions as the IPO, solely for the purpose of covering over-allotments (the “Over-allotment Units”).

(b) Exchange of Preferred Shares

On December 29, 2009, the Company entered into Exchange Offer Agreements with the respective preferred shareholders whereby prior to the consummation of the IPO, shares of the series A preferred stock and the series B preferred stock would be exchanged into shares of common stock at a respective ratio which is dependent on the actual Offering Price. In the event the IPO is not consummated, the preferred stock will not be converted into shares of common stock and holders of the preferred stock will retain their rights and preferences.

(c) Bridge Financing Agreement—Convertible Promissory Notes

On December 29, 2009, the Company entered into a Bridge Financing Agreement, in which the Company raised convertible promissory notes (“Notes”) of $2,982,000. The Notes will mature six months from the date of the closing of the Bridge Financing, unless converted earlier upon the consummation of the IPO. The Notes bear interest at the rate of 5% per annum. Interest on the Notes will accrue until maturity and all accrued but unpaid interest will be paid in cash upon maturity, or conversion—mandatory or voluntary (see (d) below).

The Notes will be subordinated to the Company’s outstanding bank loan (Note 8), except in certain circumstances with respect to the intellectual property collateral.

(d) Bridge Financing Agreement—Mandatory and Voluntary Conversion

Pursuant to the Bridge Financing Agreement, upon the consummation of the IPO, the principal amount of the Notes (excluding all accrued interest) would automatically convert (the “Mandatory Conversion”) into the same type of securities issued in the IPO Units except that the warrants issued upon conversion (the “Conversion Warrants”) would not be fungible with the IPO Warrants, due to additional features with respect to fundamental transactions, cashless exercise, ownership limitations and dilution.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of December 31, 2008—(Continued)

The conversion price of the Notes (the “Conversion Price”) will equal to the lesser of (i) seventy five percent (75%) of the IPO Offering Price, or (ii) $3.75* (the “Fixed Conversion Price”). If the Reverse Split (see (e) below) is not effected or is effected in a proportion other than as anticipated, the Conversion Price will be adjusted proportionally.

In the event the IPO is not consummated, holders of the Notes will have the right to voluntarily convert the Notes into the securities offered in any subsequent financing by the Company at an adjusted conversion price equal to the lesser of (i) $3.75* (provided that the securities offered in such subsequent financing are substantially similar to the IPO Units) and (ii) seventy percent (70%) of the offering price for the securities sold in the subsequent financing.

(e) Reverse Split

As part of the Bridge Financing Agreement, immediately prior to the consummation of the IPO and after the preferred share conversions, the Company will execute a reverse stock split of all shares of common stock in a range between 1 for 6 and 1 for 6.4 (the “Reverse Split”). The Reverse Split will occur subsequent to the exchange of the preferred stock into common stock, as described in (b) above.

(f) Bridge Financing Agreement and IPO—Additional Warrants

For each purchase of Notes, in the aggregate amount of $37,500, the purchaser would receive 10,000* warrants (“Special Bridge Warrants”). The Company agreed to issue 666,666* Special Bridge Warrants, assuming the minimum amount is raised. The Special Bridge Warrants would be exercisable for five years to purchase one share of the Company’s common stock, $0.01 par value, at an exercise price of $2.75* per share.

The Lead Investors of this bridge financing, or their affiliates, would receive warrants (“Lead Investor Warrants”) to purchase 482,346* shares of common stock at $0.01* per share. The Lead Investor Warrants (i) may be exercised 65 days subsequent to the consummation of the IPO, (ii) will expire four years after issuance and (iii) will be subject to a lock-up agreement for six months subsequent to exercise.

The senior lenders of the Company’s venture loan (note 8), would receive warrants (“Senior Lenders Warrants”) to purchase 250,000* shares of common stock, at an exercise price of $2.75* per share, in exchange for granting the Company a six month moratorium on principal payments for the venture loan. The Senior Lender Warrants may be exercised before the tenth anniversary of the date they are issued.

In connection with the IPO, the Company will issue new stock options to its management (“Management Options”) equal to 20% of the fully diluted equity of the post-IPO Company. The Management Options will vest over a four-year period commencing from the date of the consummation of the IPO. The exercise prices for the Management Options will be $0.01* per share for 50% of the options and $5.50* per share for the other 50% of the options.

(g) Venture Loan Modification Agreement

On December 29, 2009, the Company entered into a Loan Modification Agreement with the Lenders of the Venture Loan (note 8) in which principal payments are deferred until the earlier of six months from the Bridge Financing Agreement (note 16(c)) or the consummation of the IPO.

(h) Impact on the Financial Statements

The Company has not completed its assessment of this transaction. The application of relevant accounting literature in respect of this transaction may have a material impact on its financial statements.

*	On a post reverse split basis. See Footnote 16(e).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Balance Sheets as of September 30, 2009 (Unaudited)

(in thousands except share and per share data)

	September 30, 2009	December 31, 2008
	U.S.$	U.S.$
Current assets
Cash and cash equivalents	1,754	6,004
Prepaid expenses and other current assets	84	69
Short-term deposit (restricted)	20	20
Deferred tax assets—short-term	20	29
Deferred issuance costs	87	—

Total current assets	1,965	6,122

Long-term deposit	12	12

Property and equipment, net of $280 and $193 accumulated depreciation as of September 30, 2009 and December 31, 2008, respectively	201	259

Deferred tax assets—long-term	73	50

Total assets	2,251	6,443

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Balance Sheets as of September 30, 2009 (Unaudited)

(in thousands except share and per share data)

		September 30, 2009	December 31, 2008
	Note	U.S.$	U.S.$
Current liabilities
Accounts payable and accrued expenses		580	585
Income tax payable—current portion		68	—
Current maturities of venture loan		1,130	696

Total current liabilities		1,778	1,281

Long-term liabilities
Accrued severance pay		305	201
Venture loan		3,133	3,970

Total long-term liabilities		3,438	4,171

Commitments and contingencies	6
Temporary equity
Series B convertible and redeemable preferred stock, $0.01 par value per share; 4,900,000 authorized; 4,592,794 shares issued and outstanding as of September 30, 2009 and December 31, 2008 (liquidation preference of, and redeemable at, the greater of fair value or $2.6385 per share, or $12.1 million, plus declared but unpaid dividends, if any)	3	11,966	11,961

Shareholders’ equity	4
Common stock, $0.01 par value per share, 14,000,000 authorized; 2,200,694 issued and outstanding as of September 30, 2009 and December 31, 2008		22	22
Series A convertible preferred stock, $0.01 par value per share; 2,353,887 authorized; 2,353,887 issued and outstanding as of September 30, 2009 and December 31, 2008 (liquidation preference of $1.00 per share, or $2.35 million, plus declared but unpaid dividends, if any)		24	24
Additional paid-in capital		3,063	2,960
Deficit accumulated during development stage		(18,040)	(13,976)

Total deficit in stockholders’ equity		(14,931)	(10,970)

Total liabilities and stockholders’ equity		2,251	6,443

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Operations (Unaudited)

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,		Cumulative from inception to September 30,
	2009	2008	2009	2008	2009
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
Revenue	36	—	36	—	36

Costs and Expenses
Cost of revenue	54	—	54	—	54
Research and development	418	827	1,456	2,718	7,865
Marketing	373	652	1,268	1,954	6,040
General and administrative	245	361	819	982	3,681

Total operating expenses	1,090	1,840	3,597	5,654	17,640

Operating loss	1,054	1,840	3,561	5,654	17,604
Non-operating income	(17)	(22)	(32)	(124)	(461)
Interest and amortization of debt discount expense	149	9	470	9	681
Non-operating expenses	12	37	11	80	100
Loss on extinguishment of Debt	—	—	—	—	141

Loss before taxes on Income	1,198	1,864	4,010	5,619	18,065
Taxes on income (benefit)	16	7	54	(44)	(25)

Net loss for the period	1,214	1,871	4,064	5,575	18,040

Basic and diluted net loss per common share	(0.55)	(0.85)	(1.85)	(2.53)	(8.88)

Weighted average number of shares used in computing basic and dilutive net loss per common share	2,200,694	2,200,694	2,200,694	2,200,694	2,030,922

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three months ended September 30,		Nine months ended September 30,		Cumulative from inception to September 30,
	2009	2008	2009	2008	2009
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
Cash flows from operating activities
Net loss	(1,214)	(1,871)	(4,064)	(5,575)	(18,040)
Adjustments to reconcile cash flows from operating activities:
Items not affecting cash flows:
Depreciation	27	28	87	78	280
Change in deferred tax assets, short-term	19	11	9	(36)	(20)
Change in deferred issuance cost	(87)	—	(87)	—	(87)
Change in accrued severance pay	13	50	104	69	305
Share based compensation expenses	35	8	108	23	261
Change in deferred tax assets, long-term	(3)	(13)	(23)	(17)	(73)
Accrued interest on convertible loan	—	—	—	—	54
Loss on extinguishment of debt	—	—	—	—	141
Amortization of loan warrants	36	—	121	—	147
Exchange rate (gains) losses	(10)	(6)	(19)	25	62
Changes in current assets and liabilities:
Increase in prepaid expenses and other current assets	(20)	(59)	(14)	(17)	(86)
(Decrease) increase in payables and accruals	105	(19)	59	(18)	625

Net cash used in operating activities	(1,099)	(1,871)	(3,719)	(5,468)	(16,431)

Cash flows from investing activities
Acquisition of property and equipment	(7)	(23)	(29)	(94)	(481)
Short-term deposit	—	—	—	—	(20)
Increase in long-term deposits	—	(4)	—	(8)	(12)

Net cash used in investing activities	(7)	(27)	(29)	(102)	(513)

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Consolidated Statements of Cash Flows (Unaudited)—(Continued)

(in thousands)

	Three months ended September 30,		Nine months ended September 30,		Cumulative from inception to September 30,
	2009	2008	2009	2008	2009
	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
Cash flows from financing activities
Venture loan	—	5,000	—	5,000	5,000
Repayment of venture loan	(265)	—	(524)	—	(524)
Convertible loans	—	—	—	—	2,064
Issuance of preferred stock	—	—	—	—	12,195

Net cash provided by (used in) financing activities	(265)	5,000	(524)	5,000	18,735

Effect of exchange rate changes on cash and cash equivalents	13	4	22	(8)	(37)

Increase (decrease) in cash and cash equivalents	(1,358)	3,106	(4,250)	(578)	1,754
Cash and cash equivalents at beginning of period	3,112	4,769	6,004	8,453	—

Cash and cash equivalents at end of period	1,754	7,875	1,754	7,875	1,754

Supplemental disclosure of cash flows information
Interest paid	114	—	352	—	442
Non-cash transactions
Conversion of convertible loan into convertible preferred stock	—	—	—	—	1,964
Extinguishment of debt	—	—	—	—	141
Discount to series B convertible preferred stock	—	—	—	—	43
Allocation of fair value of loan warrants	213	360	213	360	213
Amortization of discount on equity	2	2	5	5	16

The accompanying notes form an integral part of these financial statements.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of September 30, 2009 (Unaudited)

Note 1—General

Vringo, Inc. (the Parent) was incorporated in Delaware on January 9, 2006 and commenced operations during the first quarter of 2006. The Parent formed a wholly-owned subsidiary, Vringo (Israel) Ltd. (the Subsidiary) in March 2006, primarily for the purpose of providing research and development services, as detailed in the intercompany service agreement. Vringo Inc. and the Subsidiary are collectively referred to herein as the Company.

The Company is engaged in developing software for mobile phones. The Company provides a comprehensive platform allowing users to obtain, create and share video ringtones. The Company’s proprietary ringtone platform integrates high quality video and social networking capability with Web systems.

The Company is in the development stage. Therefore, there is no certainty regarding the Company’s ability to complete the product’s development and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of interim financing and achieving operational profitability in the future. The Company has incurred only losses since its inception and expects that it will continue to operate at a net loss over the coming years. The Company is initiating activities to raise capital for ensuring future operations although there are still significant doubts as to the ability of the Company to continue operating as a “going concern”. The Company believes that, subsequent to the successful initial filing with the U.S. Securities and Exchange Commission (SEC), it will have sufficient cash to meet its planned operating needs until the end of June 2010, as a result of the release of funds from the bridge financing (Note 8(c)). It is not possible to estimate the final outcome of these activities. These financial statements do not include any adjustments to the value of assets and liabilities and their classification, which may be required if the Company cannot continue operating as a “going concern”.

The high-tech industry in which the Company is involved is highly competitive and is characterized by the risks of rapidly changing technologies. Penetration into world markets requires investment of considerable resources and continuous development efforts. The Company’s future success depends upon several factors including the technological quality, price and performance of its product relative to those of its competitors.

On May 8, 2006 and July 30, 2007, the Company raised approximately $2 million and $12 million respectively, before related fees and costs, in separate private placement offerings.

As of September 30, 2009, approximately $482 thousand of the Company’s net assets were located outside of the United States.

Note 2—Significant Accounting and Reporting Policies

(a) Basis of presentation

The accompanying consolidated financial statements include the accounts of the Parent and the Subsidiary and are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation. During the third quarter of 2009, the new Accounting Standards Codification (ASC) as issued by the Financial Accounting Standards Board (FASB) became effective. The ASC has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC does not change Generally Accepted Accounting Principles in the U.S. (U.S. GAAP); and, therefore, does not have any impact on the

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of September 30, 2009 (Unaudited)—(Continued)

Company’s consolidated financial statements. Beginning with this quarterly report, all references to GAAP in the notes to the consolidated financial statements use the new Codification numbering system.

The Company has evaluated subsequent events for recognition or disclosure through January 28, 2010, which was the date these financial statements were filed with the SEC.

The accompanying unaudited consolidated financial statements were prepared in accordance with Rule 8-03 of Regulation S-X of the SEC and, therefore, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. Nevertheless, these financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2008. The results of operations for the three and nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

(b) Development stage enterprise

The Company’s principal activities to date have been the research and development of its products and the Company has not generated significant revenues from its planned, principal operations. Accordingly, the Company’s financial statements are presented as those of a development stage enterprise.

(c) Translation into U.S. dollars

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”). Therefore, the dollar has been determined to be the Company’s functional currency.

Transactions in foreign currency (primarily in New Israeli Shekels “NIS”) are recorded at the exchange rate as of the transaction date. All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected as finance expense in the statement of operations, as they arise.

The September 30, 2009 exchange rate was U.S.$1 = NIS 3.758 (December 31, 2008 – U.S.$1 = NIS 3.802. The average exchange rate for the nine months ended September 30, 2009 was U.S.$1 = NIS 3.979 (Twelve months ended December 31, 2008 – U.S.$1 = NIS 3.568).

The translation should not be construed as a representation that the foreign currency amounts upon which the translation is based actually represent, or could be converted into, U.S. dollars.

(d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from such estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment, deferred tax assets, valuation of convertible preferred and common stock share-based compensation, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of September 30, 2009 (Unaudited)—(Continued)

(e) Revenue recognition

Revenues are recognized from subscription services upon distributor’s verification of end-user billability for monthly subscription fee charges. Revenues from non-subscription based services are recognized upon receipt of customer acceptance. The Company has elected to early adopt recently issued EITF 08-1, and therefore for multiple-element arrangements the Company uses management’s best estimate of selling price for individual elements where other sources of evidence are unavailable.

(f) Accounting for share-based compensation

Share-based compensation is recognized as an expense in the financial statements and such cost is measured at the grant-date fair value of the equity-settled award. The fair value of stock options granted to employees and directors, is estimated at the date of grant using the Black-Scholes option-pricing model, which takes into consideration the share price at the date of grant, the exercise price of the option, the expected life of the option, risk free interest rates and the expected volatility. The fair value of stock options granted to consultants is estimated at the date of grant using the Black-Scholes option-pricing model and reevaluated at every reporting period using the share price, the exercise price of the option, the expected life of the option, risk free interest rates and the expected volatility, at the reporting period date.

(g) Net loss per share data

Basic net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares plus dilutive potential common stock considered outstanding during the period. However, as the Company generated net losses in all periods presented, potentially dilutive securities, comprised of incremental common shares issuable upon the conversion of series A convertible preferred stock and the exercise of warrants and stock options, are not reflected in diluted net loss per share because such shares are anti-dilutive.

(h) Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. For the company, this guidance is effective for all new or materially modified arrangements entered into on or after January 1, 2011 with earlier application permitted as of the beginning of a fiscal year. Full retrospective application of the new guidance is optional. The Company adopted the pronouncement during 2009 and applied the effect retrospectively from the beginning of the 2009 fiscal year, as mentioned above.

Note 3—Temporary Equity

The discounts to the series B convertible preferred stock, relating to the warrants, have been applied against temporary equity on the consolidated balance sheets. As of September 30, 2009 and December 31, 2008, the unamortized balance of the discount relating to warrants was $27 thousand and $32 thousand, respectively. The Company used the relative fair value method to calculate the value of the convertible preferred stock and the

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of September 30, 2009 (Unaudited)—(Continued)

discount in respect of the warrants. The assumptions used in calculating the fair value include risk free interest rate of 3.07%, expected life of warrants of three years, expected volatility of 65%, and no dividend yield.

For the nine month period ending September 30, 2009, and the twelve month period ending December 30, 2008, amortization of discount of the warrant relating from the series B convertible stock issuance, amounted to $5 and $7, respectively.

Note 4—Shareholders’ Equity

General

The following table summarizes the changes in the Company’s stockholders’ equity during the nine-month period ending September 30, 2009:

$ (in thousands)
December 31, 2008	(10,970)
Amortization of discounts to temporary equity	(5)
Grants of stock options, net of forfeitures—employees	79
Grants of stock options, net of forfeitures—non employees	29
Net loss for the period	(4,064)

September 30, 2009	(14,931)

Stock Options

During the nine months ended September 30, 2009, the Company granted a total of 424,624 stock options to its directors and employees at an average exercise price of $0.25 per share. Additionally, during the same period, 191,875 stock options were forfeited and there were no stock options exercised.

The weighted average fair value of options granted during the nine months ending September 30, 2009 was $0.38. There was no aggregate intrinsic value of options granted during the same period.

As of September 30, 2009, there was approximately $159 thousand of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the incentive plans. That cost is expected to be recognized over a weighted-average period of 4 years.

Note 5—Fair Value Measurements

The fair value of the Company’s cash and cash equivalents and security deposit at September 30, 2009 and December 31, 2008, approximate the carrying value amounts of all the aforementioned financial instruments, as they reflect the amounts at which the financial instruments will be settled. The fair value of the venture loan at September 30, 2009 was $4.21 million.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of September 30, 2009 (Unaudited)—(Continued)

Note 6—Commitments and Contingencies

Future minimum lease payments under non-cancelable operating leases for office space and cars, as of September 30, 2009, are as follows:

$ (in thousands)
Year ending December 31
2009 (three months ending December 31, 2009)	25
2010	58
2011	3

86

Rental expense for operating leases for the three months ended September 30, 2009 and 2008 was $38 thousand, and $58 thousand, respectively. Rental expense for operating leases for the nine months ended September 30, 2009 and 2008 was $118 thousand, and $169 thousand, respectively.

Note 7—Risks and Uncertainties

(a)	The Company’s primary business is to provide video ringtones globally by partnering with international telecommunication carriers. Principal markets targeted are the U.S., Europe and the Far East. The Company’s business depends on the technological infrastructures, wireless networks and information systems of our international carrier partners.

(b)	The wireless industry in which the Company conducts their business is characterized by rapid technological changes, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards.

(c)	The Company’s data is hosted at a remote location. Although the Company has full alternative site data backed up, they do not have data hosting redundancy and are thus exposed to the business risk of significant service interruptions.

(d)	A significant portion of the Company’s expenses are denominated in NIS. The Company expects this level of NIS expenses to continue for the foreseeable future. The average value of the dollar during the third quarter of 2009 decreased 8.5% and 5.6% as compared to its value in the first and second quarters of 2009, respectively. The declines in its average value during the years 2008 and 2007 were 12.7% and 7.8%, respectively, as compared to its value in the years immediately preceding such years. If the value of the U.S. dollar weakens against the value of NIS, there will be a negative impact on the Company’s operating costs. In addition, to the extent the Company holds monetary assets and liabilities that are denominated in currencies other than the U.S. dollar, the Company will be subject to the risk of exchange rate fluctuations.

Note 8—Subsequent Events

(a) Letter of Engagement towards IPO

On November 11, 2009, the Company entered into a Letter of Engagement (“LOE”) with Underwriters to conduct an initial public offering (the “IPO”). The IPO shall consist of the sale of up to $12 million worth of units, defined as consisting of one share of common stock and two warrants (the “IPO Warrants”), (collectively the “IPO Units”).

The IPO Units will be at an offering price per IPO Unit to be determined at the consummation of the IPO (“Offering Price”). Each IPO Warrant exercisable at a price equal to 110% of the Offering Price of the common stock.

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of September 30, 2009 (Unaudited)—(Continued)

The LOE stipulates that upon closing of the IPO, the Company shall grant to the Underwriters share purchase warrants (the “Underwriter’s Warrants”) covering a number of IPO Units equal to 10% of the total number of IPO Units being sold in the IPO. The Underwriter’s Warrants will be non-exercisable for twelve months after the date of the IPO and will expire five years after such date. The Underwriter’s Warrants will be exercisable at a price equal to 110% of the Offering Price of the Common Stock.

The LOE further stipulates that the Company shall grant to the Underwriters an option, exercisable within 45 days after the closing of the IPO, to acquire up to an additional 15% of the total number of IPO Units to be offered by the Company, on the same terms and conditions as the IPO, solely for the purpose of covering over-allotments (the “Over-allotment Units”).

(b) Exchange of Preferred Shares

On December 29, 2009, the Company entered into Exchange Offer Agreements with the respective preferred shareholders whereby prior to the consummation of the IPO, shares of the series A preferred stock and the series B preferred stock would be exchanged into shares of common stock at a respective ratio which is dependent on the actual Offering Price. In the event the IPO is not consummated, the preferred stock will not be converted into shares of common stock and holders of the preferred stock will retain their rights and preferences.

(c) Bridge Financing Agreement—Convertible Promissory Notes

On December 29, 2009, the Company entered into a Bridge Financing Agreement, in which the Company offered convertible promissory notes (“Notes”) of a minimum amount of $2,500,000. The Notes will mature six months from the date of the closing of the Bridge Financing, unless converted earlier upon the consummation of the IPO. The Notes bear an interest at the rate of 5% per annum. Interest on the Notes will accrue until maturity and all accrued but unpaid interest will be paid in cash upon maturity, or conversion—mandatory or voluntary (see 8(d) below).

The Notes will be subordinated to the Company’s outstanding venture loan, except in certain circumstances with respect to the intellectual property collateral.

(d) Bridge Financing Agreement—Mandatory and Voluntary Conversion

Pursuant to the Bridge Financing Agreement, upon the consummation of the IPO, the principal amount of the Notes (excluding all accrued interest) would automatically convert (the “Mandatory Conversion”) into the same type of securities issued in the IPO Units except that the warrants issued upon conversion (the “Conversion Warrants”) would not be fungible with the IPO Warrants, due to additional features with respect to fundamental transactions, cashless exercise, ownership limitations and dilution.

The conversion price of the Notes (the “Conversion Price”) will be equal to the lesser of (i) seventy five percent (75%) of the IPO Offering Price, or (ii) $3.75* (the “Fixed Conversion Price”). If the Reverse Split (see 8(e) below) is not effected or is effected in a proportion other than as anticipated, the Conversion Price will be adjusted proportionally.

In the event the IPO is not consummated, holders of the Notes will have the right to voluntarily convert the Notes into the securities offered in any subsequent financing by the Company at an adjusted conversion price equal to the lesser of (i) $3.75* (provided that the securities offered in such subsequent financing are substantially similar to the IPO Units) and (ii) seventy percent (70%) of the offering price for the securities sold in the subsequent financing.

*	On a post reverse split basis. See Note 8(e).

Vringo, Inc. and Subsidiary

(a Development Stage Company)

Notes to the Consolidated Financial Statements as of September 30, 2009 (Unaudited)—(Continued)

(e) Reverse Split

As part of the Bridge Financing Agreement, immediately prior to the consummation of the IPO and after the preferred share conversions, the Company will execute a reverse stock split of all shares of common stock in a range between 1 for 6 and 1 for 6.4 (the “Reverse Split”). The Reverse Split will occur subsequent to the exchange of the preferred stock into common stock, as described in 8(b) above.

(f) Bridge Financing Agreement and IPO—Additional Warrants

For each purchase of Notes, in the aggregate amount of $37,500, the purchaser would receive 10,000* warrants (“Special Bridge Warrants”). The Company agreed to issue 666,666* Special Bridge Warrants, assuming the minimum amount is raised. The Special Bridge Warrants would be exercisable for five years to purchase one share of the Company’s common stock, $0.01 par value, at an exercise price of $2.75* per share.

The Lead Investors of this bridge financing, or their affiliates, would receive warrants (“Lead Investor Warrants”) to purchase 482,346* shares of common stock at $0.01* per share. The Lead Investor Warrants (i) may be exercised 65 days subsequent to the consummation of the IPO, (ii) will expire four years after issuance and (iii) will be subject to a lock-up agreement for six months subsequent to exercise.

The senior lenders of the Company’s venture loan, would receive warrants (“Senior Lenders Warrants”) to purchase 250,000* shares of common stock, at an exercise price of $2.75* per share, in exchange for granting the Company a six month moratorium on principal payments for the venture loan. The Senior Lender Warrants may be exercised before the tenth anniversary of the date they are issued.

In connection with the IPO, the Company will issue new stock options to its management (“Management Options”) equal to 20% of the fully diluted equity of the post-IPO Company. The Management Options will vest over a four-year period commencing from the date of the consummation of the IPO. The exercise prices for the Management Options will be $0.01* per share for 50% of the options and $5.50* per share for the other 50% of the options.

(g) Venture Loan Modification Agreement

On December 29, 2009, the Company entered into a Loan Modification Agreement with the lenders of the venture loan in which principal payments are deferred until the earlier of six months from the Bridge Financing Agreement (note 8(c)) or the consummation of the IPO.

(h) Impact on the Financial Statements

The Company has not completed its assessment of this transaction. The application of relevant accounting literature in respect of this transaction may have a material impact on its financial statements.

*	On a post reverse split basis. See Note 8(e).

Until                     , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with any different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

2,400,000 Units

VRINGO, INC.

PROSPECTUS

Maxim Group LLC

                    , 2010

[Alternate Page for Selling Securityholder Prospectus]

SUBJECT TO COMPLETION, DATED JANUARY 28, 2010

PROSPECTUS

VRINGO, INC.

3,180,800 Shares of Common Stock

This prospectus relates to the offer for sale of 3,180,800 shares of common stock, par value $0.01 per share, by the existing holders of the securities named in this prospectus, referred to as selling stockholders throughout this prospectus.

The distribution of securities offered hereby may be effected in one or more transactions that may take place in the NASDAQ Capital Market, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling securityholders.

The selling securityholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

On                     , 2010, a registration statement under the Securities Act with respect to a public offering by us underwritten by Maxim Group LLC of 2,400,000 units was declared effective by the Securities and Exchange Commission. We received approximately $10.3 million in net proceeds from the offering (assuming no exercise of the underwriters’ over-allotment option) after payment of underwriting discounts and commissions and estimated expenses of the offering.

Investing in our common stock involves a high degree of risk. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2010.

[Alternate Page for Selling Securityholder Prospectus]

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock by the selling securityholders named in this prospectus. All proceeds from the sale of the common stock will be paid directly to the selling securityholders. We may receive proceeds from the exercise of the warrants. If all of the warrants exercisable for shares of common stock being registered in this offering are exercised, we could receive net proceeds of up to approximately $10.9 million. The holders of the warrants are not obligated to exercise the warrants and we cannot assure that the holders of the warrants will choose to exercise all or any of the warrants.

We intend to use the estimated net proceeds received upon exercise of the warrants, if any, for working capital and general corporate purposes.

[Alternate Page for Selling Securityholder Prospectus]

SELLING SECURITYHOLDERS

An aggregate of up to 3,180,800 shares may be offered by certain securityholders who received notes and warrants in connection with our private placement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Securities.”

The following table sets forth certain information with respect to each selling securityholder for whom we are registering shares for resale to the public. No material relationships exist between any of the selling securityholders and us nor have any such material relationships existed within the past three years, except that David Goldfarb, is one of our co-founders and is our chief technology officer and was previously one of our officers and directors, and Seth M. Siegel serves on our board of directors.

Substantially all of the shares of common stock held by the selling securityholders are subject to a lock-up agreement under which the sale of such shares will be restricted for a period of up to six months after the date of this prospectus depending on the trading volume and market price of our common stock following the date of our initial public offering. The representative of the underwriters in our initial public offering may waive the terms of these lock-ups.

			Common Stock Beneficially Owned After Offering
Selling Securityholder	Number of Shares of Common Stock Beneficially Owned	Shares Being Offered	Number of Shares Outstanding	Percent of Shares
David Goldfarb +	190,600	13,333	177,267	9.7%
Seth M. Siegel +	85,459	26,667	58,792	3.2%
Iroquois Master Fund Ltd.+(2)	132,458	89,333	43,125	2.3%
EL Equities, LLC(3)	32,500	13,333	19,167	1.0%
South Ferry #2, LP(4)	47,708	33,333	14,375	*
Aaron Wolfson	16,250	6,667	9,583	*
Daniel S. Senor	13,135	5,333	7,802	*
John Engelman	25,833	6,667	19,167	1.0%
Neil Cohen	9,803	4,000	5,803	*
David Dossetter	33,836	13,333	20,503	1.1%
Isaac Applbaum	12,549	10,000	2,549	*
Dan Laor	10,000	10,000	0	*
Nathan Ron Lawyers Company(5)	20,000	20,000	0	*
Jeffrey Belk	40,000	40,000	0	*
Charles A. Steiger	26,667	26,667	0	*
Derek G. Fogt	26,667	26,667	0	*
Todd Kronshage	26,667	26,667	0	*
Mike Heller	26,667	26,667	0	*
Robert B. Harpcastle	13,333	13,333	0	*
Gary D. Elliston	10,000	10,000	0	*
George F. Gilder	9,867	9,867	0	*
Silver Mountain Partners LP(6)	53,333	53,333	0	*
Mitchell Kopin	13,333	13,333	0	*
David M. Schneider	10,000	10,000	0	*
Joseph L. Obrant	20,000	20,000	0	*
KB/V LLC(7)	20,000	20,000	0	*
Kingsbrook Opportunities Master Fund LP(8)	6,667	6,667	0	*
KLW Investments LLC(9)	20,000	20,000	0	*
Brio Capital L.P.(10)	20,000	20,000	0	*

			Common Stock Beneficially Owned After Offering
Selling Securityholder	Number of Shares of Common Stock Beneficially Owned	Shares Being Offered	Number of Shares Outstanding	Percent of Shares
Ellis International Ltd.(11)	26,667	26,667	0	*
Rockmore Investment Master Fund Ltd.(12)	20,000	20,000	0	*
Lilac Ventures Master Fund Ltd.(13)	20,000	20,000	0	*
Cranshire Capital LP(14)	13,333	13,333	0	*
Post Family Trust(15)	13,333	13,333	0	*
Alpha Capital Anstalt(16)	106,667	106,667	0	*

*	Less than 1%
+	Except as indicated by +, no selling securityholder is an officer, director, affiliate or 5% securityholder.
^	Except as indicated by a ^, no selling securityholder is a broker dealer or an affiliate of a broker-dealer.
(1)	The number of shares of common stock beneficially owned before this offering is 2,631,213, which includes 366,782 shares of common stock outstanding on the date of this prospectus and shares of common stock that will be acquired by our existing preferred stock and Bridge Note holders at the closing of this offering upon the (i) exchange of all outstanding shares of our preferred stock and (ii) conversion of all outstanding Bridge Notes payable based upon an initial offering price of $5.00 the mid-point of the $4.00 to $6.00 price range for the offering.
(2)	Richard Abbe has voting and investment control over such securities.
(3)	Aaron Wolfson has voting and investment control over such securities.
(4)	Aaron Wolfson has voting and investment control over such securities.
(5)	Nathan Ron has voting and investment control over such securities.
(6)	Colin Smith has voting and investment control over such securities.
(7)	Ari Storch has voting and investment control over such securities.
(8)	Ari Storch has voting and investment control over such securities.
(9)	Lee Lasher, Mitchell Weitzner, and Robert Koppel has voting and investment control over such securities.
(10)	Shaye Hirsh has voting and investment control over such securities.
(11)	Mendy Sheen has voting and investment control over such securities.
(12)	Bruce Bernstein has voting and investment control over such securities.
(13)	Bruce Bernstein has voting and investment control over such securities.
(14)	Mitchell Kopin has voting and investment control over such securities.
(15)	Larry Post has voting and investment control over such securities.
(16)	Ari Rabinowitz has voting and investment control over such securities.

Each of the selling securityholders that is an affiliate of a broker-dealer has represented to us that it purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any agreements, understandings or other plans, directly or indirectly, with any person to distribute those shares.

[Alternate Page for Selling Securityholder Prospectus]

PLAN OF DISTRIBUTION

The selling securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus; provided, however, that prior to any such transfer the following information (or such other information as may be required by the federal securities laws from time to time) with respect to each such selling beneficial owner must be added to the prospectus by way of a prospectus supplement or post-effective amendment, as appropriate: (1) the name of the selling beneficial owner; (2) any material relationship the selling beneficial owner has had within the past three years with us or any of our predecessors or affiliates; (3) the amount of securities of the class owned by such security beneficial owner before the offering; (4) the amount to be offered for the security beneficial owner’s account; and (5) the amount and (if one percent or more) the percentage of the class to be owned by such security beneficial owner after the offering is complete.

In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The maximum amount of compensation to be received by any FINRA member or independent broker-dealer for the sale of any securities registered under this prospectus will not be greater than 8.0% of the gross proceeds from the sale of such securities.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

To our knowledge, no selling securityholder is a broker-dealer or an affiliate of a broker-dealer.

[Alternate Page for Selling Securityholder Prospectus]

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement of Form S-1 relating to the securities being offered through this prospectus. As permitted by the rules and regulations of the SEC, the prospectus does not contain all the information described in the registration statement. For further information about us and our securities, you should read our registration statement, including the exhibits and schedules. In addition, we will be subject to the requirements of the Securities Exchange Act of 1934, as amended, following the offering and thus will file reports, proxy statements and other information with the SEC. These SEC filings and the registration statement are available to you over the Internet at the SEC’s website at http://www.sec.gov/. You may also read and copy any document we file with the SEC at the SEC’s public reference room in at 100 F. Street, N.E., Room 1580, Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Statements contained in this prospectus as to the contents of any agreement or other document are not necessarily complete and, in each instance, you should review the agreement or document which has been filed as an exhibit to the registration statement.

VRINGO, INC.

3,180,800 shares

Common Stock

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by us relating to the sale of the common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee		$4,584.78
FINRA fee		$6,537.00
NASDAQ Capital Market fee		$40,000.00
Printing and engraving expenses		$100,000.00
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$

Total	$

Item 14.	Indemnification of Directors and Officers.

The amended and restated certificate of incorporation of the Company provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”).

Article V of the Company’s certificate of incorporation provides:

“The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section as amended or supplemented (or any successor), and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.”

Pursuant to the Company’s bylaws, the directors and officers of the Company shall, to the fullest extent permitted by the DGCL, also have the right to receive from the Company an advancement of expenses incurred in defending any proceeding in advance of its final disposition. To the extent required under the DGCL, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such individual, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified for such expenses. The Company is not required to provide indemnification or advance expenses in connection with (i) any proceeding initiated by a director or officer of the Company unless such proceeding was authorized by the Board of Directors or otherwise required by law; (ii) any proceeding providing for disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended; (iii) and for amounts for which payment is actually made to or on behalf of such person under any statute, insurance policy or indemnity provisions or law; or (iv) any prohibition by applicable law.

Pursuant to the Company’s certificate of incorporation, the Company may also maintain a directors’ and officers’ insurance policy which insures the Company and any of its directors, officers, employees, agents or other entities, against expense, liability or loss asserted against such persons in such capacity whether or not the Company would have the power to indemnify such person under the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.	Recent Sales of Unregistered Securities.

The figures in this Item 15 are historical and do not give effect to the anticipated 1-for-6 reverse stock split.

Issuances of Capital Stock and Warrants

On January 11, 2006, we issued 250 shares of our common stock to each of Jonathan Medved, our chief executive officer and co-founder, and David Goldfarb, our chief technology officer and co-founder, for an aggregate amount of $5.00 in cash at a purchase price of $0.01 per share. The sale and issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering. No underwriting discounts or commissions were paid with respect to such sales.

On May 8, 2006, the Company consummated a private placement of 2,353,887 shares of its Series A Preferred Stock for an aggregate purchase price of $2,353,887. No underwriting discounts or commissions were paid with respect to such sales.

On February 26, 2007, the Company entered into a convertible loan agreement pursuant to which it received loans in the aggregate amount of $2,063,974 from the lenders named therein.

On July 30, 2007, the Company consummated a private placement of 4,592,794 shares of Series B Preferred Stock, 200,694 shares of common stock and warrants to purchase 1,201,471 shares of common stock for an aggregate purchase price of $12,118,214 (the “Series B Financing”), which amount included the conversions of the Convertible Loan, including the amounts indicated above. Investors and those converting outstanding loan amounts in the Series B Financing included the following directors and officers of the Company and their affiliates and 5% stockholders: Jonathan Medved, Seth M. Siegel, Shea Ventures LLC, a 5% stockholder at the time of the transaction, Warburg Pincus Private Equity (purchased $10,000,000 of securities in the Series B Financing). The holders of the Series B Preferred Stock have agreed to convert all shares of the Series B Preferred Stock into an aggregate of 6,108,416 shares of common stock of the Company and to forgo certain rights contained in the Investor Rights Agreement in connection with and upon the consummation of this offering.

On December 29, 2009, the Company consummated a private placement of its 5% subordinated convertible promissory notes in the aggregate amount of $2.98 million and warrants to purchase 4,771,200 shares of common stock for an aggregate purchase price of $2.98 million (the “Bridge Financing”). The lead investors in the Bridge Financing also received additional warrants to purchase 2,894,076 shares of common stock. The senior lenders of the Company’s venture loan received warrants to purchase 1,500,000 shares of common stock in exchange for granting the Company a six-month moratorium on its principal payments in connection with the Bridge Financing. Maxim Group LLC was the placement agent for the Bridge Financing and it received $208,740 and warrants to purchase 333,984 shares of common stock for their services. All of the purchasers in the private placement were accredited investors. The sale and issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering.

Certain Grants and Exercises of Stock Options

The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering.

Pursuant to our 2006 Stock Option Plan and certain stand-alone stock option agreements, we have issued options to purchase an aggregate of 2,691,000 shares of common stock. Of these options, as of September 30, 2009:

•	options to purchase 832,878 shares of common stock have been canceled or lapsed without being exercised;

•	no options to purchase shares of common stock have been exercised; and

•	options to purchase a total of 1,958,121 shares of common stock are currently outstanding at prices ranging from $0.25 to $0.75 per share.

Item 16.	Exhibits and Financial Statements.

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Amended and Restated Bylaws

4.1	Specimen unit certificate*

4.2	Specimen common stock certificate*

4.3	Specimen warrant certificate*

4.4	Form of Warrant Agreement*

5.1	Opinion of Ellenoff Grossman & Schole LLP*

10.1	Employment Agreement, dated July 29, 2007, by and between the Registrant and Jonathan Medved, as amended to date

10.2	Employment Agreement, dated June 1, 2006, by and between the Registrant and David Corre, as amended to date

10.3	Employment Agreement, dated January 1, 2007, by and between the Registrant and Stuart Frohlich, as amended to date

10.4	Employment Agreement, dated June 18, 2006, by and between the Registrant and Steven Glanz, as amended to date

10.5	Amended and Restated 2006 Stock Option Plan, as amended

10.6^	Master Content Provider Agreement, dated June 3, 2009, with Maxis Mobile Services SDN BHD

10.7^	Marketing Agreement, dated August 8, 2008, with Avea Iletisim Hizmetleri A.S.

10.8^	Marketing Agreement, dated June 30, 2009, with Emirates Telecommunications Corporation

10.9^	Marketing Agreement, dated December 29, 2009, with Hungama Digital Media Entertainment Pvt. Ltd.

10.10	Loan and Security Agreement, dated January 29, 2008, by and between Registrant and Silicon Valley Bank, as agent, and the lenders thereto (the “Loan Agreement”)

Exhibit No.	Description

10.11	First Loan Modification Agreement, dated December 29, 2009, by and between Registrant and Silicon Valley Bank, as agent, and the lenders thereto

10.12	Intellectual Property Security Agreement, dated December 29, 2009, by and between Registrant and Silicon Valley Bank, as agent, and the lenders to the Loan Agreement

10.13	Registration Rights Agreement, dated December 29, 2009, by and between Registrant and the signatories thereto

10.14	Summary of Rental Agreement, dated March 27, 2006, by and between Registrant and BIG Power Centers

10.15	Form of 5% Subordinated Convertible Promissory Note, dated December 29, 2009

10.16	Form of Special Bridge Warrants, dated December 29, 2009

10.17	Form of Lead Investor Warrants, dated December 29, 2009

10.18	Form of Senior Lender Warrants, dated December 29, 2009

14	Code of Ethics*

21	List of Subsidiaries

23.1	Consent of independent registered public accounting firm

23.2	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)

99.1	Audit Committee Charter*

99.2	Compensation Committee Charter*

99.3	Nominating Committee Charter*

^	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.
*	To be filed by amendment

Item 17.	Undertakings.

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increases or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on January 28, 2010.

VRINGO, INC.

By:	/s/ JONATHAN MEDVED
Name:	Jonathan Medved
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan Medved his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ JONATHAN MEDVED Jonathan Medved	Chief Executive Officer and Director (principal executive officer)	January 28, 2010

/s/ DAVID CORRE David Corre	Vice President, Finance and Administration (principal financial officer and principal accounting officer)	January 28, 2010

/s/ SETH M. SIEGEL Seth M. Siegel	Director	January 28, 2010

/s/ RALPH SIMON Ralph Simon	Director	January 28, 2010

/s/ ANDREW PERLMAN Andrew Perlman	Director	January 28, 2010

/s/ EDO SEGAL Edo Segal	Director	January 28, 2010

Exhibit Index

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the parties to the applicable agreement and (i) should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that ere made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs of the date they were made or at any other time. The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary language, it is responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about the registrant may be found elsewhere in this registration statement and in the registrant’s other public filings, which are available without charge through the SEC’s website at www.sec.gov.

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Amended and Restated Bylaws

4.1	Specimen unit certificate*

4.2	Specimen common stock certificate*

4.3	Specimen warrant certificate*

4.4	Form of Warrant Agreement*

5.1	Opinion of Ellenoff Grossman & Schole LLP*

10.1	Employment Agreement, dated July 29, 2007, by and between the Registrant and Jonathan Medved, as amended to date

10.2	Employment Agreement, dated June 1, 2006, by and between the Registrant and David Corre, as amended to date

10.3	Employment Agreement, dated January 1, 2007, by and between the Registrant and Stuart Frohlich, as amended to date

10.4	Employment Agreement, dated June 18, 2006, by and between the Registrant and Steven Glanz, as amended to date

10.5	Amended and Restated 2006 Stock Option Plan, as amended

10.6^	Master Content Provider Agreement, dated June 3, 2009, with Maxis Mobile Services SDN BHD

10.7^	Marketing Agreement, dated August 8, 2008, with Avea Iletisim Hizmetleri A.S.

10.8^	Marketing Agreement, dated June 30, 2009, with Emirates Telecommunications Corporation

10.9^	Marketing Agreement, dated December 29, 2009, with Hungama Digital Media Entertainment Pvt. Ltd.

10.10	Loan and Security Agreement, dated January 29, 2008, by and between Registrant and Silicon Valley Bank, as agent, and the lenders thereto (the “Loan Agreement”)

10.11	First Loan Modification Agreement, dated December 29, 2009, by and between Registrant and Silicon Valley Bank, as agent, and the lenders thereto

Exhibit No.	Description

10.12	Intellectual Property Security Agreement, dated December 29, 2009, by and between Registrant and Silicon Valley Bank, as agent, and the lenders to the Loan Agreement

10.13	Registration Rights Agreement, dated December 29, 2009, by and between Registrant and the signatories thereto

10.14	Summary of Rental Agreement, dated March 27, 2006, by and between Registrant and BIG Power Centers

10.15	Form of 5% Subordinated Convertible Promissory Note, dated December 29, 2009

10.16	Form of Special Bridge Warrants, dated December 29, 2009

10.17	Form of Lead Investor Warrants, dated December 29, 2009

10.18	Form of Senior Lender Warrants, dated December 29, 2009

14	Code of Ethics*

21	List of Subsidiaries

23.1	Consent of independent registered public accounting firm

23.2	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)

99.1	Audit Committee Charter*

99.2	Compensation Committee Charter*

99.3	Nominating Committee Charter*

^	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.
*	To be filed by amendment